Form 10-K, Exhibit 13
period 1993-12-31
KAISER ALUMINUM CORP
filed 1994-03-31
CIK 811596

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     -----------------------------------------------------------------------

     Kaiser Aluminum Corporation ("Kaiser" or the "Company"), through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"), operates in two business segments: bauxite and alumina, and aluminum processing. Intracompany shipments and sales are excluded from the information set forth below.

                                                                                     Year Ended December 31,
                                                                             --------------------------------------
     (In millions of dollars, except shipments and prices)                      1993           1992           1991
     --------------------------------------------------------------------------------------------------------------
     Shipments: (000 tons) (1)
        Alumina                                                              1,997.5        2,001.3        1,945.9
        Aluminum products:
           Primary aluminum                                                    242.5          355.4          340.6
           Fabricated products                                                 373.2          343.6          314.2
                                                                            --------       --------       --------
              Total aluminum products                                          615.7          699.0          654.8
                                                                            ========       ========       ========

     Average realized sales price:
        Alumina (per ton)                                                   $    169       $    195       $    240
        Primary aluminum (per pound)                                             .56            .66            .72

     Net sales:
        Bauxite and alumina:
           Alumina                                                          $  338.2       $  390.8       $  466.5
           Other (2)(3)                                                         85.2           75.7           84.3
                                                                            --------       --------       --------
              Total bauxite and alumina                                        423.4          466.5          550.8
                                                                            --------       --------       --------
        Aluminum processing:
           Primary aluminum                                                    301.7          515.0          538.5
           Fabricated products                                                 981.4          913.7          898.9
           Other (3)                                                            12.6           13.9           12.6
                                                                            --------       --------       --------
              Total aluminum processing                                      1,295.7        1,442.6        1,450.0
                                                                            --------       --------       --------

              Total net sales                                               $1,719.1       $1,909.1       $2,000.8
                                                                            ========       ========       ========

     Operating income (loss):
        Bauxite and alumina                                                 $   (4.5)      $   62.6       $  150.0
        Aluminum processing                                                    (46.3)         104.9          150.2
        Corporate                                                              (72.6)         (77.6)         (84.2)
                                                                            --------       --------       --------
           Total operating income (loss)                                    $ (123.4)      $   89.9       $  216.0
                                                                            ========       ========       ========

     Income (loss) before income taxes, minority interests,
        extraordinary loss, and cumulative effect of changes
        in accounting principles                                            $ (208.5)      $   32.1       $  142.4
                                                                            ========       ========       ========

     Income (loss) before extraordinary loss and cumulative effect
        of changes in accounting principles                                 $ (123.1)      $   26.9       $  108.4

     Extraordinary loss on early extinguishment of debt,
        net of tax benefit of $11.2                                            (21.8)

     Cumulative effect of changes in accounting principles,
        net of tax benefit of $237.7                                          (507.3)
                                                                            --------       --------      ---------

     Net income (loss)                                                      $ (652.2)      $   26.9      $   108.4
                                                                            ========       ========       ========

     Capital expenditures                                                   $   67.7       $  114.4      $   118.1
                                                                            =========      ========      =========

     (1)  All references to tons refer to metric tons of 2,204.6 pounds.
     (2)  Includes net sales of bauxite.
     (3) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

     Results of Operations

     The Company's operating results are sensitive to changes in prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. The previous table provides selected operational and financial information on a consolidated basis with respect to the Company for the years ended December 31, 1993, 1992, and 1991. As an integrated aluminum producer, the Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its other facilities.

        Net Sales
     Bauxite and Alumina -- Revenue from net sales of bauxite and alumina to third parties was $423.4 million in 1993, compared with $466.5 million in 1992 and $550.8 million in 1991. Revenue from alumina decreased 13% to $338.2 million in 1993 from $390.8 million in 1992 because of lower average realized prices. Revenue from alumina decreased 16% to $390.8 million in 1992 from $466.5 million in 1991 as significantly lower average realized prices more than offset a 3% increase in alumina shipments, which was principally attributable to increased production at all three of Kaiser's refineries. The remainder of the segment's sales revenues were from sales of bauxite, which remained about the same throughout the three years, and the portion of sales of alumina attributable to the minority interest in Alumina Partners of Jamaica ("Alpart").

     Aluminum Processing -- Revenue from net sales to third parties for the aluminum processing segment was $1,295.7 million in 1993, compared with $1,442.6 million in 1992 and $1,450.0 million in 1991. The bulk of the segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder attributable to the portion of sales of primary aluminum related to the minority interest in Volta Aluminium Company Limited.

     Revenue from primary aluminum decreased 41% to $301.7 million in 1993 from $515.0 million in 1992 because of lower shipments and lower average realized prices. Shipments of primary aluminum to third parties were approximately 39% of total aluminum products shipments in 1993, compared with approximately 51% in 1992. Revenue from primary aluminum decreased 4% to $515.0 million in 1992 from $538.5 million in 1991, as an 8% decrease in average realized prices more than offset a 4% increase in primary aluminum shipments. Shipments of primary aluminum to third parties were approximately 51% of total aluminum products shipments in 1992, compared with approximately 52% in 1991.

     Revenue from fabricated aluminum products increased 7% to $981.4 million in 1993 from $913.7 million in 1992, principally due to increased shipments of most fabricated aluminum products, partially offset, to a lesser extent, by a decrease in average realized prices of most of these products. Revenue from fabricated aluminum products increased 2% to $913.7 million in 1992 from $898.9 million in 1991, primarily because lower average realized prices were more than offset by a 9% increase in shipments of fabricated aluminum products.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
     -----------------------------------------------------------------------

        Operating Income (Loss)
     The Company had an operating loss of $123.4 million in 1993, compared with income of $89.9 million in 1992 and $216.0 million in 1991. In the fourth quarter of 1993, the Company recorded a pre-tax charge of approximately $35.8 million related to the restructuring charges (see
     Note 3 of the Notes to Consolidated Financial Statements) and a pre-tax charge of $19.4 million ($29.0 million in the fourth quarter of 1992) because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated products.

     Bauxite and Alumina -- This segment's operating loss in 1993 was $4.5 million, compared with income of $62.6 million in 1992 and $150.0 million in 1991. In 1993 compared with 1992, operating income was adversely affected principally due to a decrease in average realized prices for alumina, which more than offset above-market prices for virtually all of its excess alumina sold forward in prior periods under long-term contracts. In 1992 compared to 1991, operating income was adversely affected by a decrease in average realized prices for alumina, which more than offset higher alumina shipments and above-market prices for significant quantities of alumina sold forward in prior periods under long-term contracts.

     Aluminum Processing -- This segment's operating loss was $46.3 million in 1993, compared with income of $104.9 million in 1992. This decrease was caused principally by reduced shipments and lower average realized prices of primary aluminum products which more than offset increased shipments of fabricated products. In 1993, KACC implemented a restructuring plan for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in the U.S. can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. Additionally, KACC implemented a plan to discontinue its casting operations, which include three facilities located in Ohio. This entire restructuring is expected to be completed by the end of 1995 and will affect approximately 670 employees. The pre-tax charge for this restructuring of $35.8 million includes $25.2 million for pension, severance, and other termination benefits; $4.7 million for a writedown of the casting facilities to net realizable value; $3.3 million for estimated 1994 casting operating losses until the date of closure or sale; and $2.6 million for various other items. The Trentwood restructuring is expected to result in annual cost savings of at least $50.0 million after it has been fully implemented. Other contributing factors were lower production at the Company's smelters in the Pacific Northwest in 1993 as a result of the removal of three reduction potlines from production at those smelters in January 1993 in response to the Bonneville Power Administration's (the "BPA") reduction during the first quarter of 1993 of the amount of power it normally provides to the Company, and the increased cost of substitute power in such quarter. In 1993, the Company's average realized price from sales of primary aluminum was approximately $.56 per pound, compared to the average Midwest United States transaction price of approximately $.54 per pound during such period. In both 1993 and 1992, the Company realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts. Operating income for the aluminum processing segment was $104.9 million in 1992, a decrease of 30% from $150.2 million in 1991. Operating income in 1992 was adversely affected by a decrease in average realized prices for primary aluminum and most fabricated aluminum products, partially offset by increased shipments. In both 1992 and 1991, the Company realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

     Corporate -- Corporate operating expenses of $72.6 million, $77.6 million, and $84.2 million in 1993, 1992, and 1991, respectively, represented corporate general and administrative expenses which were not allocated to segments.


        Income (Loss) Before Extraordinary Loss and Cumulative Effect of Changes in Accounting Principles
     Loss before extraordinary loss and cumulative effect of changes in accounting principles in 1993 was $123.1 million, compared with income of $26.9 million in 1992. This decrease resulted from the lower operating income previously described and approximately $10.8 million of other pre-tax charges, principally related to establishing additional litigation and environmental reserves. Other income remained about the same in 1992 and 1991, as approximately $14.0 million of income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter of 1992 approximately equaled the receipt of a $12.0 million fee in the first quarter of 1991 from the Company's minority partner in Alpart in consideration for the execution of an expansion agreement for the Alpart alumina refinery.

     Income before extraordinary loss and cumulative effect of changes in accounting principles in 1992 was $26.9 million, a decrease of 75% from $108.4 million in 1991. This decrease resulted from the lower operating income previously described, partially offset by an increase in other income principally due to approximately $14.0 million of income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter of 1992.

        Net Income (Loss)
     The Company reported a net loss of $652.2 million or $11.47 per common share in 1993, compared with net income of $26.9 million or $.47 per common share in 1992 and $108.4 million or $2.03 per common share in 1991. The principal reasons for the earnings decline in 1993 compared with 1992 were the cumulative effect of changes in accounting principles of $507.3 million related to the adoption of Statements of Financial Accounting Standards No. 106, 112, and 109 (see Note 1 of the Notes to Consolidated Financial Statements), the extraordinary loss on early extinguishment of debt of $21.8 million, and the operating losses described above.

     The principal reason for the earnings decline in 1992 compared with 1991 was the decrease in average realized prices for alumina, primary aluminum, and most fabricated products, partially offset by an increase in shipments of such products.


     Financial Condition and Capital Spending


     Capital Structure
     On February 17, 1994, the Company and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. (as agent for itself and other lenders), the Bank of America National Trust and Savings Association, and certain other lenders (the "1994 Credit Agreement"). The 1994 Credit Agreement replaced the credit agreement entered into in December 1989 by the Company and KACC with a syndicate of commercial banks and other financial institutions (as amended, the "1989 Credit Agreement") and consists of a $250.0 million five-year secured, revolving line of credit, scheduled to mature in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $250.0 million or a borrowing base relating to eligible accounts receivable plus eligible inventory. The Company

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
     -----------------------------------------------------------------------

     will record a pre-tax extraordinary loss of approximately $8.3 million in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the 1989 Credit Agreement. As of February 24, 1994, the amount outstanding under the 1994 Credit Agreement was $67.4 million of letters of credit. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by all significant subsidiaries of KACC which were guarantors of KACC's obligations under the 1989 Credit Agreement. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to (i) a Reference Rate (as defined) plus 1-1/2% or
     (ii) LIBO Rate (Reserve Adjusted) plus 3-1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively), based upon a financial test, determined quarterly.

     The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay common stock dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

     On February 17, 1994, the Company consummated the public offering of 8,000,000 shares of its 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES"). The net proceeds from the sale of the shares of PRIDES were approximately $90.6 million. The Company used such net proceeds to make a non-interest bearing loan to KACC in a principal amount equal to $30.0 million (the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until December 31, 1997, the date on which the outstanding PRIDES will be mandatorily converted into shares of the Company's common stock), evidenced by an intercompany note, and used the balance of such net proceeds to make a capital contribution to KACC in the amount of approximately $60.6 million. In connection with the PRIDES offering, the Company granted the underwriters an over allotment option for up to 1,200,000 of such shares.

     Concurrent with the offering of the PRIDES, on February 17, 1994, KACC issued $225.0 million of its 9-7/8% Senior Notes due 2002 (the "Senior Notes"). The net proceeds of the offering of the Senior Notes were used to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

     The offering of the PRIDES, the concurrent issuance of the Senior Notes, and the replacement of the 1989 Credit Agreement are the final steps of a comprehensive refinancing plan which the Company and KACC began in January 1993 which extended the maturities of the Company's outstanding indebtedness, enhanced its liquidity, and raised new equity capital.

     At December 31, 1993, the Company's total consolidated indebtedness was $729.4 million, compared to $795.8 million at December 31, 1992. As of December 31, 1992, the Company's long-term indebtedness consisted principally of $321.7 million aggregate amount of the 14-1/4% Senior Subordinated Notes due 1995 (the "14-1/4% Notes") and the 1989 Credit Agreement. KACC refinanced the 14-1/4% Notes through the issuance in February 1993 of $400.0 million aggregate principal amount of the 12-3/4% Senior Subordinated Notes due 2003 (the "12-3/4% Notes"). The net proceeds from the sale of the 12-3/4% Notes were used to retire $321.7 million aggregate principal amount of, and pay premiums on, the 14-1/4% Notes, to prepay $18.0 million of the term loan under the 1989 Credit Agreement, and to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of approximately $33.0 million in the first quarter of 1993 ($21.8 million after taxes), consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14-1/4% Notes and the payment of premiums on the 14-1/4% Notes.

     The obligations of KACC with respect to the Senior Notes and the 12-3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the Senior Notes and the 12-3/4% Notes restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, Kaiser's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends.

     To increase its equity capital, the Company consummated a public offering of its $.65 Depositary Shares in June 1993, each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares") pursuant to which it realized net cash proceeds of approximately $119.3 million. In connection with the offering of the $.65 Depositary Shares, the Company made a non-interest bearing loan to KACC in the principal amount of $37.8 million (the aggregate dividends scheduled to accrue on the Series A Shares from the issuance date until the date on which the outstanding Series A Shares mandatorily convert into shares of the Company's common stock). The loan is evidenced by an intercompany note which matures on June 29, 1996, and is payable in quarterly installments. As of December 31, 1993, the aggregate principal amount of such intercompany note was $31.5 million.

        Cash from Operations
     Cash provided by operations was $24.2 million in 1993, compared with $26.3 million in 1992 and $135.0 million in 1991. The decrease in 1992 compared with 1991 was primarily because of the decline in net income and a $66.3 million decrease in previously withdrawn equity resulting from the excess of current market value over the premiums paid in certain option contracts.

        Capital Expenditures
     The Company's capital expenditures of approximately $300.2 million (of which $42.6 million was funded by the Company's minority partners in certain foreign joint ventures) during the three years ended December 31, 1993, were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities, and construct new facilities. Total consolidated capital expenditures were $67.7 million in 1993, compared with $114.4 million in 1992 and $118.1 million in 1991 (of which $9.4, $17.1, and $16.1 million were funded by the minority partners in certain foreign joint ventures in 1993, 1992, and 1991, respectively). Total consolidated capital expenditures (of which approximately 5% is expected to be funded by the minority partners in certain foreign joint ventures) are expected to be in the range of $50.0 to $75.0 million per year in the years 1994-1996.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
     -----------------------------------------------------------------------

     Debt Service and Capital Expenditure Requirements
     The Company expects that it will be able to satisfy its debt service and capital expenditure requirements through at least December 31, 1995, from cash flows generated by operations and, to the extent necessary, from borrowings under the 1994 Credit Agreement.

        Dividends and Distributions
     The declaration and payment of dividends by the Company and KACC on their shares of common stock is subject to certain covenants contained in the 1994 Credit Agreement and, in the case of KACC, the Senior Note Indenture and the 12-3/4% Note Indenture. The 1994 Credit Agreement does not permit the Company or KACC to pay any dividends on their common stock. The declaration and payment of dividends by the Company on the shares of the Series A Shares and the PRIDES is expressly permitted by the terms of the 1994 Credit Agreement to the extent the Company receives payments on the intercompany notes or certain other permitted distributions from KACC.

       Other Obligations
     In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), pursuant to which the Louisiana Parish issued $20.0 million aggregate principal amount of its 7-3/4% Bonds due August 1, 2022 (the "Bonds"), to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the Bond indenture. At December 31, 1993, $10.8 million remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Bonds.

     The Company has historically participated in various raw material joint ventures outside the United States. At December 31, 1993, the Company was unconditionally obligated for $73.6 million of indebtedness of one such joint venture affiliate.

        Environmental Contingencies
     The Company and KACC are subject to a wide variety of environmental laws and regulations and to fines or penalties assessed for alleged breaches of the environmental laws and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     Based upon KACC's evaluation of these and other environmental matters, KACC has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 1993, 1992, and 1991:

     (In millions of dollars)                      1993      1992     1991
     ---------------------------------------------------------------------
     Balance at beginning of period              $46.4     $51.5     $57.7
     Additional amounts                            1.7       4.5       7.8
     Less expenditures                            (7.2)     (9.6)    (14.0)
                                                 -----     -----     -----
     Balance at end of period                    $40.9     $46.4     $51.5
                                                 =====     =====     =====


     These environmental accruals represent KACC's estimate of costs reasonably expected to be incurred based upon presently enacted laws and regulations, currently available facts, existing technology, and KACC's assessment of the likely remediation action to be taken. KACC expects that these remediation actions will be taken over the next several years and estimates that expenditures to be charged to the environmental accrual will be approximately $4.0 to $8.0 million for the years 1994 through 1998 and an aggregate of approximately $12.8 million thereafter.

     As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established, or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals by amounts which cannot presently be estimated. While uncertainties are inherent in the ultimate outcome of these matters and it is impossible to presently determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties should not have a material adverse effect upon the Company's consolidated financial position or results of operations.

        Asbestos Contingencies
     KACC is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by exposure to asbestos during, and as a result of, their employment with KACC or to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years.

     At year-end 1993, the number of such lawsuits pending was approximately 23,400 (approximately 11,400 of which were received in 1993). The number of such lawsuits instituted against KACC increased substantially in 1993, and management believes the number of such lawsuits will continue at approximately the same rate for the next few years.

     In connection with such litigation, during 1993, 1992, and 1991, KACC made cash payments for settlement and other related costs of $7.0, $7.1, and $6.1 million, respectively. Based upon prior experience, KACC estimates annual future cash payments in connection with such litigation of approximately $8.0 to $13.0 million for the years 1994 through 1998, and an aggregate of approximately $88.4 million thereafter through 2006. Based upon past experience and reasonably anticipated future activity, KACC has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2006. The Company does not presently believe there is a reasonable basis for estimating such costs beyond 2006 and, accordingly, no accrual has been recorded for such costs which may be incurred. This accrual was calculated based upon the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, the current state of case law related to asbestos claims, the advice of counsel, and the anticipated effects of inflation and discounting at an estimated risk-free rate (5.25% at December 31, 1993). Accordingly, an accrual of $102.8 million for asbestos-related expenditures is included primarily in Long-term liabilities at December 31, 1993. The aggregate amount of the undiscounted liability at December 31, 1993, of $141.5 million, before considerations for insurance recoveries, reflects an increase of $56.6 million from the prior year, resulting primarily from an increase in claims filed during 1993 and the Company's belief that the number of such lawsuits will continue at approximately the same rate for the next few years.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
     -----------------------------------------------------------------------

     The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. While claims for recovery from one of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, the Company believes, based upon prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of counsel, that substantial recoveries from the insurance carriers are probable. Accordingly, estimated insurance recoveries of $94.0 million determined on the same basis as the asbestos-related cost accrual are recorded primarily in Other assets as of December 31, 1993.

     Based upon the factors discussed in the two preceding paragraphs, management currently believes that there is no more than a remote possibility (under generally accepted accounting principles) that the Company's asbestos-related costs net of related insurance recoveries exceed those accrued as of December 31, 1993, and, accordingly, that the resolution of such uncertainties and the incurrence of such net costs should not have a material adverse effect upon the Company's consolidated financial position or results of operations.


     Income Tax Matters

        Tax Attribute Carryforwards
     At December 31, 1993, Kaiser had certain tax attribute carryforwards which may be utilized, subject to certain limitations, to reduce future income tax liabilities. See Note 7 of the Notes to Consolidated Financial Statements for a discussion of the effects upon the Company's tax attribute carryforwards and carrybacks resulting from the offering of the Company's $.65 Depositary Shares in June 1993.

        Deferred Income Tax Assets
     As discussed in Note 7 of the Notes to Consolidated Financial Statements, the Company's net deferred income tax assets as of December 31, 1993, were $206.8 million. Approximately $82.4 million of these net deferred income tax assets relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use and the year the carryforwards expire, as well as the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes, based on the cyclical nature of its business, its history of prior operating earnings, and its expectations for future years, that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of the Company's net deferred income tax assets at December 31, 1993, is approximately $124.4 million. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a 30- to 40-year period.
     If such deductions create or increase a net operating loss in any one year, the Company has the ability to carry forward such loss for 15 taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite the recent decline in profitability.

     Trends

     Exports from the Commonwealth of Independent States ("C.I.S."), additions to smelter capacities during the past several years, continued high operating rates, and other factors have contributed to a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the C.I.S. continue at current levels, primary aluminum inventory levels will increase further in 1994. The foregoing factors, among others, have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future.

     Government officials from the European Union, the United States of America, Canada, Norway, Australia, and the Russian Federation met in a multilateral conference in January 1994 to discuss the current excess global supply of primary aluminum. All six participating governments have ratified as a trade agreement the resulting Memorandum which provides, in part, for (i) a reduction in Russian Federation primary aluminum production by 300,000 tons per year within three months of ratification of the Memorandum and an additional 200,000 tons within the following three months, (ii) improved availability of comprehensive data on Russian aluminum production, and
     (iii) certain assistance to the Russian aluminum industry. A Russian Federation Trade Ministry official has publicly stated that the output reduction would remain in effect for 18 months to two years, provided that other worldwide production cutbacks occur, existing trade restrictions on aluminum are eliminated, and no new trade restrictions on aluminum are imposed. The Memorandum does not require specific levels of production cutbacks by other producing nations. There can be no assurance that the implementation of the Memorandum will adequately address the current oversupply of primary aluminum.

     If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum, the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($81.5 million) before extraordinary loss and cumulative effect of changes in accounting principles, restructuring charges, reduction in the carrying value of inventories, and additions to litigation and environmental reserves as described in Notes 1 and 3 of the Notes to Consolidated Financial Statements.

     Effective October 1, 1993, an increase in the base rate the BPA charges to its direct service industry customers for electricity was adopted, which will increase the Company's production costs at the Mead and Tacoma smelters by approximately $15.0 million per year (approximately $11.3 million per year, based on the current operating rate of approximately 75% of full capacity). The rate increase is generally expected to remain in effect for two years.

        Sensitivity to Prices and Hedging Programs
     The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. Consequently, the Company has developed strategies to mitigate its exposure to possible further declines in the market prices of alumina and primary aluminum while retaining the ability to participate in favorable pricing environments that may materialize.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
     -----------------------------------------------------------------------

     Alumina -- The Company has sold forward substantially all of the alumina available to it in excess of its projected internal smelting requirements for 1994, and a substantial portion of such excess alumina for 1995. Approximately 95% of 1994 sales and virtually all of 1995 sales were made at prices indexed to future prices of primary aluminum. Approximately 75% of 1994 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs. The remainder of 1994 sales were made either at fixed prices that exceed the Company's estimated cash production costs, or are subject to prices indexed to future prices of primary aluminum but without minimum prices. Approximately 85% of 1995 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs.

     Aluminum Processing -- As of the date of this report, the Company has sold forward at fixed prices approximately 75% of its primary aluminum in excess of its projected internal fabrication requirements in 1994 and approximately 55% of such surplus in 1995 at fixed prices that exceed the current market price of primary aluminum. Hedging programs already in place would allow the Company to participate in higher market prices, should they materialize, for approximately 40% of the Company's excess primary aluminum sold forward in 1994, and 100% of the Company's excess primary aluminum sold forward in 1995.

     In response to the low price of primary aluminum caused by the current surplus, a number of companies have closed smelting facilities. In addition, in response to certain power reductions undertaken by the BPA in the Pacific Northwest, a number of companies (including the Company) have curtailed or shut down production capacities at their smelter facilities in the Pacific Northwest. Furthermore, after continued assessment of its production levels in light of market prices, industry inventory levels, production costs, and user demand, on February 25, 1994, the Company announced that in April 1994 it will curtail approximately 9.3% of its primary aluminum current annual production capacity.

     Fabricated aluminum prices, which vary considerably among products, are heavily influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. A significant portion of the Company's fabricated product shipments consist of body, lid, and tab stock for the beverage container market. The Company may not be able to receive increases in primary aluminum prices from its can stock customers as promptly as in the recent past because of competition from other aluminum producers and because of excess supply in the industry. The Company also ships fabricated products to customers in the aerospace market. Aluminum demand in the aerospace market is decreasing as a result of the structural contraction of the defense industry caused by the end of the Cold War. In addition, the commercial aerospace market is experiencing a cyclical downturn in business due to the recent economic recessions in the United States, Canada, Australia, and the United Kingdom, and slow economic growth in other countries.

To the Stockholders and the Board of Directors of Kaiser Aluminum Corporation:

We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As explained in Note 1 of the Notes to Consolidated Financial
Statements, effective January 1, 1993, the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits, and income taxes.



ARTHUR ANDERSEN & CO.
Houston, Texas
February 24, 1994

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     CONSOLIDATED BALANCE SHEETS
     -----------------------------------------------------------------------

                                                                                      December 31,
                                                                                  --------------------
     (In millions of dollars, except share amounts)                               1993            1992
     -------------------------------------------------------------------------------------------------
     Assets
     Current assets:
        Cash and cash equivalents                                            $   14.7        $   19.1
        Receivables:
           Trade, less allowance for doubtful receivables
              of $2.9 in 1993 and $3.0 in 1992                                  156.1           174.0
           Other                                                                 78.6            96.0
        Inventories                                                             426.9           439.9
        Prepaid expenses and other current assets                                60.7            37.0
                                                                             --------        --------
           Total current assets                                                 737.0           766.0

     Investments in and advances to unconsolidated affiliates                   183.2           150.1
     Property, plant, and equipment -- net                                    1,163.7         1,066.8
     Deferred income taxes                                                      210.8
     Other assets                                                               233.2           189.7
                                                                             --------        --------
           Total                                                             $2,527.9        $2,172.6
                                                                             ========        ========
     Liabilities and Stockholders' Equity
     Current liabilities:
        Accounts payable                                                     $  126.3        $  136.6
        Accrued interest                                                         23.6             4.6
        Accrued salaries, wages, and related expenses                            56.1            84.4
        Accrued postretirement benefit
           obligation -- current portion                                         47.6
        Other accrued liabilities                                               133.2           121.0
        Payable to affiliates                                                    62.4            78.4
        Short-term borrowings                                                      .5             4.8
        Long-term debt -- current portion                                         8.7            25.9
                                                                             --------        --------
           Total current liabilities                                            458.4           455.7

     Long-term liabilities                                                      501.8           281.7
     Accrued postretirement benefit obligation                                  713.1
     Long-term debt                                                             720.2           765.1
     Minority interests                                                         105.0           104.9
     Stockholders' equity:
        Preferred stock, par value $.05, authorized
        20,000,000 shares; Series A Convertible, stated
        value $.10, issued and outstanding, 1,938,295 and
        nil in 1993 and 1992                                                       .2
        Common stock, par value $.01, authorized 100,000,000 shares;
           issued and outstanding, 58,095,599 and 57,327,279 shares
           in 1993 and 1992                                                        .6              .6
        Additional capital                                                      425.9           288.5
        Retained earnings (accumulated deficit)                                (375.7)          282.8
        Additional minimum pension liability                                    (21.6)           (6.7)
                                                                             --------        --------
           Total stockholders' equity                                            29.4           565.2
                                                                             --------        --------
           Total                                                             $2,527.9        $2,172.6
                                                                             ========        ========

     The accompanying notes to consolidated financial statements are an integral part of these statements.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     STATEMENTS OF CONSOLIDATED INCOME (LOSS)
     ----------------------------------------------------------------------

                                                                                     Year Ended December 31,
                                                                               ----------------------------------
     (In millions of dollars, except share amounts)                                1993         1992         1991
     ------------------------------------------------------------------------------------------------------------
     Net sales                                                                 $1,719.1     $1,909.1     $2,000.8
                                                                               --------     --------     --------
     Costs and expenses:
        Cost of products sold                                                   1,587.7      1,619.3      1,594.2
        Depreciation                                                               97.1         80.3         73.2
        Selling, administrative, research and
           development, and general                                               121.9        119.6        117.4
        Restructuring of operations                                                35.8
                                                                               --------     --------     --------
           Total costs and expenses                                             1,842.5      1,819.2      1,784.8
                                                                               --------     --------     --------
     Operating income (loss)                                                     (123.4)        89.9        216.0

     Other income (expense):
        Interest and other income -- net                                            (.9)        20.9         20.3
        Interest expense                                                          (84.2)       (78.7)       (93.9)
                                                                               --------     --------     --------
     Income (loss) before income taxes, minority interests,
        extraordinary loss, and cumulative effect of changes
        in accounting principles                                                 (208.5)        32.1        142.4

     Credit (provision) for income taxes                                           86.9         (5.3)       (32.4)

     Minority interests                                                            (1.5)          .1         (1.6)
                                                                               --------     --------     --------
     Income (loss) before extraordinary loss and cumulative
        effect of changes in accounting principles                               (123.1)        26.9        108.4

     Extraordinary loss on early extinguishment of debt,
        net of tax benefit of $11.2                                               (21.8)

     Cumulative effect of changes in accounting principles,
        net of tax benefit of $237.7                                             (507.3)
                                                                               --------     --------     --------

     Net income (loss)                                                         $ (652.2)    $   26.9     $  108.4
                                                                               ========     ========     ========
     Per common and common equivalent share:
        Income (loss) before extraordinary loss and cumulative effect of
           changes in accounting principles                                    $  (2.25)    $    .47     $   2.03
        Extraordinary loss                                                         (.38)
        Cumulative effect of changes in accounting principles                     (8.84)
                                                                               --------     --------     --------
        Net income (loss)                                                      $ (11.47)    $    .47     $   2.03
                                                                               ========     ========     ========

     Weighted average common and common equivalent shares
        outstanding (000)                                                        57,423       57,250       53,297
                                                                               ========    ========      ========


     The accompanying notes to consolidated financial statements are an integral part of these statements.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

     STATEMENTS OF CONSOLIDATED CASH FLOWS
     -----------------------------------------------------------------------

                                                                                    Year Ended December 31,
                                                                                -------------------------------
     (In millions of dollars)                                                      1993        1992        1991
     ----------------------------------------------------------------------------------------------------------
     Cash flow from operating activities:
        Net income (loss)                                                       $(652.2)    $  26.9     $ 108.4
        Adjustments to reconcile net income (loss) to net cash provided by operating activities
              Depreciation                                                         97.1        80.3        73.2
              Amortization of deferred financing costs and discount
                on long-term debt                                                  11.2        11.5        10.7
              Non-cash postretirement benefit expenses
                other than pensions                                                19.2
              Restructuring of operations                                          35.8
              Minority interests                                                    1.5         (.1)        1.6
              Extraordinary loss on early extinguishment of debt -- net            21.8
              Cumulative effect of changes in accounting principles -- net        507.3
              (Decrease) increase in accrued and deferred income taxes            (96.4)        3.5        10.1
              Equity in losses of unconsolidated affiliates                         3.3         1.9        19.5
              Recognition of previously deferred income
                 from a forward alumina sale                                        (.6)      (25.7)      (42.0)
              Increase (decrease) in accrued interest                              19.2         (.3)       (1.9)
              Incurrence of financing costs                                       (12.7)       (5.5)       (5.9)
              Increase in receivables                                              (6.1)      (57.8)       (2.5)
              Decrease in inventories                                              13.0        58.7        25.3
              Decrease (increase) in prepaid expenses
                 and other current assets                                           7.4         7.6       (38.3)
              Increase (decrease) in accounts payable,
                 payable to affiliates, and accrued liabilities                    47.4       (93.9)      (29.6)
              Other                                                                 8.0        19.2         6.4
                                                                                -------      -------    -------
                 Net cash provided by operating activities                         24.2        26.3       135.0
                                                                                -------      -------    -------
     Cash flows from investing activities:
        Net proceeds from disposition of property and investments                  13.1        26.1         8.8
         Capital expenditures                                                     (67.7)     (114.4)     (118.1)
                                                                                -------     -------     -------
              Net cash used for investing activities                              (54.6)      (88.3)     (109.3)
                                                                                -------     -------     -------
     Cash flow from financing activities:
        Repayments of long-term debt, including revolving credit               (1,134.5)     (221.4)     (533.3)
        Borrowings of long-term debt, including revolving credit                1,068.1        303.8      575.9
        Borrowings from MAXXAM Group Inc. (see supplemental
           disclosure below)                                                       15.0
        Tender premiums and other costs of early
           extinguishment of debt                                                 (27.1)
        Net short-term (payments) borrowings                                       (4.3)       (1.5)        6.7
        Borrowing (prepayment) of notes to parent                                                2.5     (100.2)
        Dividends paid                                                             (6.3)      (11.4)      (55.7)
        Capital stock issued                                                      119.3          .6        93.2
        Redemption of minority interests' preference stock                         (4.2)       (7.3)      (20.4)
                                                                                -------     -------     -------
              Net cash provided by (used for) financing activities                 26.0        65.3       (33.8)
                                                                                -------     -------     -------

     Net increase (decrease) in cash and cash equivalents
        during the year                                                            (4.4)        3.3        (8.1)
     Cash and cash equivalents at beginning of year                                19.1        15.8        23.9
                                                                                -------     -------     -------
     Cash and cash equivalents at end of year                                   $  14.7     $  19.1     $  15.8
                                                                                =======     =======     =======
     Supplemental disclosure of cash flow information:
        Interest paid, net of capitalized interest                              $  53.7     $  68.1     $  81.7
        Income taxes paid                                                          13.5         1.8        20.9
        Tax allocation payments to MAXXAM                                                      28.0        39.1

     Supplemental disclosure of non-cash financing activities:
        Contribution to capital of notes payable to parent together
           with accrued interest                                                                       $   53.9
        Exchange of the borrowings from MAXXAM Group Inc. for capital stock     $  15.0

     The accompanying notes to consolidated financial statements are an integral part of these statements.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------

     1.   Summary of Significant Accounting Policies

        Principles of Consolidation
     The consolidated financial statements include the statements of Kaiser Aluminum Corporation ("Kaiser" or the "Company") and its majority owned subsidiaries. Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated. The Company is a subsidiary of MAXXAM Inc. ("MAXXAM"), and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). Certain reclassifications of prior-year information were made to conform to the current presentation.

        Changes in Accounting Principles
     The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"), as of January 1, 1993. The costs of postretirement benefits other than pensions and postemployment benefits are now accrued over the period employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the changes in accounting principles for the adoption of SFAS 106 and SFAS 112 were recorded as charges to results of operations of $497.7 and $7.3, net of related income taxes of $234.2 and $3.5, respectively. The new accounting standards had no effect on the Company's cash outlays for postretirement or postemployment benefits, nor did these one-time charges affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

     The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), as of January 1, 1993. The adoption of SFAS 109 changes the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes" ("APB 11"). The asset and liability approach requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle reduced the Company's results of operations by $2.3.

        Cash and Cash Equivalents
     The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

        Inventories
     Substantially all product inventories are stated at last-in, first-out ("LIFO") cost, not in excess of market. Replacement cost is not in excess of LIFO cost. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor, and manufacturing overhead, including depreciation. Inventories consist of the following:

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------

                                                              December 31,
                                                            ----------------
                                                              1993      1992
     -----------------------------------------------------------------------
     Finished fabricated products                           $ 83.7    $ 91.2
     Primary aluminum and work in process                    141.4     128.7
     Bauxite and alumina                                      94.0     107.4
     Operating supplies and repair and maintenance parts     107.8     112.6
                                                            ------    ------
                                                            $426.9    $439.9
                                                            ======    ======

     The Company recorded pre-tax charges of approximately $19.4 in 1993 and $29.0 in 1992 because of a reduction in the carrying values of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated products. The 1992 amount includes a LIFO inventory liquidation of $10.2.

        Depreciation
     Depreciation is computed principally by the straight-line method at rates based upon the estimated useful lives of the various classes of assets. The principal estimated useful lives by class of assets are:

     -----------------------------------------------------------------------
     Land improvements                                         8 to 25 years
     Buildings                                                15 to 45 years
     Machinery and equipment                                  10 to 22 years


        Other Income
     Other income in 1993 includes approximately $10.8 of pre-tax charges related principally to establishing additional litigation and environmental reserves in the fourth quarter. Other income in 1992 includes approximately $14.0 of pre-tax income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter. Included in interest and other income in 1991 is the receipt of a $12.0 fee in the first quarter from the Company s minority partner in consideration for the execution of an expansion agreement for the Alumina Partners of Jamaica ("Alpart") alumina refinery. The agreement provides for a program of expansion and modernization of Alpart at the existing ownership interest of 65% for KACC and 35% for KACC's minority partner. The prior expansion agreement provided for expansion rights of 75% for KACC and 25% for KACC's minority partner.

        Futures Contracts and Options
     The Company periodically enters into forward foreign exchange, commodity futures, and commodity and currency option contracts, which are primarily accounted for as hedges of its revenues and costs. The gains and losses on these contracts are reflected in earnings concurrently with the hedged revenues or costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions. At December 31, 1993, the net fair market value of the Company's position in these contracts was not material.

        Deferred Financing Costs
     Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing.

        Foreign Currency
     The Company uses the United States dollar as the functional currency for its foreign operations.


     (In millions of dollars, except share amounts)
     -----------------------------------------------------------------------

        Fair Value of Financial Instruments
     Unless otherwise disclosed, the carrying amount of all financial instruments is a reasonable estimate of fair value.

        Net Income per Common and Common Equivalent Share
     Net income per common and common equivalent share is computed based on the weighted average number of common and common equivalent shares outstanding during each period. For the year ended December 31, 1993, common stock equivalents of 19,382,950 attributable to the Series A Convertible Preferred Stock and 584,300 attributable to nonqualified stock options (see Note 9) were excluded from the calculation of weighted average shares because they were antidilutive. Dividends on the Series A Convertible Preferred Stock ($6.3 for the year ended December 31, 1993) are deducted from net income (added to net loss) for the purpose of calculating net income (loss) per common and common equivalent share.

     2.  Pro Forma Financial Information

     On February 17, 1994, the Company completed an equity offering of preferred stock (see Note 9), and KACC completed a refinancing which included the issuance of $225.0 of Senior Notes and the signing of the 1994 Credit Agreement (see Note 6). The following unaudited pro forma information reflects the effects of these transactions as if they had occurred on December 31, 1993.

     -----------------------------------------------------------------------

     Current assets                                                $   843.6
     Non-current assets                                              1,800.1
     Current liabilities                                               454.2
     Long-term debt                                                    755.7
     Stockholders' equity                                              113.8


     3.   Restructuring of Operations

     In 1993, KACC implemented a restructuring plan for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in the U.S. can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. Additionally, KACC implemented a plan to discontinue its casting operations, which include three facilities located in Ohio. This entire restructuring is expected to be completed by the end of 1995 and will affect approximately 670 employees. The pre-tax charge for this restructuring of $35.8 includes $25.2 for pension, severance, and other termination benefits; $4.7 for a writedown of the casting facilities to net realizable value; $3.3 for estimated 1994 casting operating losses until the date of closure or sale; and $2.6 for various other items.

     4.   Investments In and Advances To Unconsolidated Affiliates

     Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey Aluminium Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations are treated as a reduction (increase) in cost of products sold. At December 31, 1993 and 1992, KACC's net receivables from these affiliates were not material.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     ------------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ------------------------------------------------------------------------

     Summary of Combined Financial Position

                                                               December 31,
                                                           -------------------
                                                             1993        1992
     -------------------------------------------------------------------------
     Current assets                                        $312.3      $295.0
     Property, plant, and equipment -- net                  371.1       389.4
     Other assets                                            46.3        49.9
                                                           ------      ------
        Total assets                                       $729.7      $734.3
                                                           ======      ======

     Current liabilities                                   $130.4      $132.8
     Long-term debt                                         290.0       275.0
     Other liabilities                                       17.8        20.0
     Stockholders' equity                                   291.5       306.5
                                                           ------      ------
       Total liabilities and stockholders' equity          $729.7      $734.3
                                                           ======      ======

     Summary of Combined Operations

                                                  Year Ended December 31,
                                              -------------------------------
                                                 1993        1992        1991
                                              -------------------------------
     Net sales                                $ 510.3     $ 586.6     $ 589.0
     Costs and expenses                        (527.2)     (586.7)     (630.7)
     Provision for income taxes                   1.9         6.9         9.5
                                              -------     -------     -------
     Net income (loss)                        $ (15.0)    $   6.8     $ (32.2)
                                              =======     =======     =======

     Company's equity in losses               $  (3.3)    $  (1.9)    $ (19.5)
                                              =======     =======     =======


     The Company's equity in losses differs from the summary net income
     (loss) due to various percentage ownerships in the entities and equity method accounting adjustments.

     At December 31, 1993, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $80.7. The Company is amortizing this amount over a 12-year period, which results in an annual amortization charge of approximately $11.9.

     The Company and its affiliates have interrelated operations. KACC provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $206.6, $219.4 and $238.7 in the years ended December 31, 1993, 1992, and 1991, respectively. No dividends were received from investees in the three years ended December 31, 1993. See Note 7 for the impact of the adoption of SFAS 109 in 1993.

     (In millions of dollars, except share amounts)
     ------------------------------------------------------------------------

     5.   Property, Plant, and Equipment

     The major classes of property, plant, and equipment are as follows:

                                                             December 31,
                                                        ----------------------
                                                           1993          1992
- ------------------------------------------------------------------------------
     Land and improvements                             $  135.1      $  123.8
     Buildings                                            194.8         164.1
     Machinery and equipment                            1,223.0       1,010.7
     Construction in progress                              64.9          70.3
                                                       --------      --------
                                                        1,617.8       1,368.9
     Accumulated depreciation                             454.1         302.1
                                                       --------      --------
        Property, plant, and equipment -- net          $1,163.7      $1,066.8
                                                       ========      ========


     See Note 7 for the impact of the adoption of SFAS 109 in 1993.

     6.   Long-Term Debt

     Long-term debt and its maturity schedule are as follows:

                                                                                                       December 31,
                                                                                              1999   ---------------
                                                                                               and    1993      1992
                                                        1994    1995    1996    1997  1998   After   Total     Total
     ---------------------------------------------------------------------------------------------------------------
     1989 Credit Agreement (6.59% at
        December 31, 1993)
           Revolving Credit Facility                                                          $188.0  $188.0  $290.0
           Term Loan                                                                                            36.6
     Pollution Control and Solid Waste Disposal
        Facilities Obligations (6.00%-7.75%)          $  1.1  $  1.2  $  1.2  $  1.3  $  1.3    33.1    39.2    40.0
     Alpart CARIFA Loan (fixed and variable rates)                                              60.0    60.0    60.0
     Alpart Term Loan (8.95%)                            6.3     6.2     6.3     6.2                    25.0    31.3
     12-3/4% Senior Subordinated Notes                                                         400.0   400.0
     14-1/4% Senior Subordinated Notes                                                                         320.5
     Other borrowings (fixed and variable rates)         1.3     3.7     1.5     1.5     7.8      .9    16.7    12.6
                                                      ------  ------  ------  ------  ------  ------  ------  ------
        Total                                         $  8.7  $ 11.1  $  9.0  $  9.0  $  9.1  $682.0   728.9   791.0
                                                      ======  ======  ======  ======  ======  ======
     Less current portion                                                                                8.7    25.9
                                                                                                      ------  ------
        Long-term debt                                                                                $720.2  $765.1
                                                                                                      ======  ======

        1994 Credit Agreement
     On February 17, 1994, the Company and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. (as agent for itself and other lenders), Bank of America National Trust and Savings Association, and certain other lenders (the "1994 Credit Agreement"). The 1994 Credit Agreement replaced the 1989 Credit Agreement (as defined below) and consists of a $250.0 five-year secured, revolving line of credit, scheduled to mature in 1999. The Company is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $250.0 or a borrowing base relating to eligible accounts

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------

     receivable plus eligible inventory. The Company will record a pre-tax extraordinary loss of approximately $8.3 in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the 1989 Credit Agreement. As of February 24, 1994, the amount outstanding under the 1994 Credit Agreement was $67.4 of letters of credit. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by all significant subsidiaries of KACC which were guarantors of KACC's obligations under the 1989 Credit Agreement. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to (i) a Reference Rate (as defined) plus 1-1/2% or (ii) LIBO Rate (Reserve Adjusted) plus 3-1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively), based upon a financial test, determined quarterly.

     The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay common stock dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

        The 1989 Credit Agreement
     The Company and KACC entered into a credit agreement with a syndicate
     of commercial banks and other financial institutions.   This agreement
     was composed of a Revolving Credit Facility, a five-year Term Loan, and certain other agreements (as amended, the "1989 Credit Agreement"). The obligations of KACC in respect of the credit facilities were guaranteed by Kaiser, and by a number of wholly owned subsidiaries of KACC.

     The Revolving Credit Facility under the 1989 Credit Agreement provided for loans not to exceed the lesser of $350.0 or a borrowing base relating to the amount of eligible accounts receivable and eligible inventory of KACC and certain of its subsidiaries. Up to $50.0 of availability under the Revolving Credit Facility could have been used for letters of credit. As of December 31, 1993, $113.6 of borrowing capacity was unused under the Revolving Credit Facility of the 1989 Credit Agreement (of which $12.8 could also have been used for letters of credit). The five-year Term Loan component of the 1989 Credit Agreement, which was originally to be repaid in ten equal semi-annual installments commencing May 31, 1990, was prepaid in June 1993.

        Senior Notes
     Concurrent with the offering by the Company of its 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES") on February 17, 1994 (see
     Note 9), KACC issued $225.0 of its 9-7/8% Senior Notes due 2002 (the "Senior Notes"). The net proceeds of the offering of the Senior Notes were used to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

        Senior Subordinated Notes
     On February 1, 1993, KACC issued $400.0 of 12-3/4% Senior Subordinated Notes due 2003 (the "12-3/4% Notes"). The net proceeds from the sale of the 12-3/4% Notes were used to retire the 14-1/4% Senior
     Subordinated Notes due 1995 (the "14-1/4% Notes"), to prepay $18.0 of the Term Loan, and to reduce outstanding borrowings under the Revolving Credit
                                           - 40 -

     (In millions of dollars, except share amounts)
     -----------------------------------------------------------------

     Facility. These transactions resulted in a pre-tax extraordinary loss of approximately $33.0 in the first quarter of 1993, consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14-1/4% Notes and the payment of premiums on the 14-1/4% Notes.

     The obligations of KACC with respect to the Senior Notes and the 12-3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the Senior Notes and the 12-3/4% Notes restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, Kaiser's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends.

        Gramercy Revenue Bonds
     In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), pursuant to which the Louisiana Parish issued $20.0 aggregate principal amount of its 7-3/4% Bonds due August 1, 2022 (the "Bonds") to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the Bond indenture. At December 31, 1993, $10.8 remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Bonds.

        Alpart CARIFA Loan
     In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. The Series A bonds bear interest at a floating rate of 87% of the applicable LIBID Rate (LIBOR less 1/8 of 1%) on $37.5 of the principal amount (2.9% at December 31, 1993) with the remaining $.5 bearing interest at a fixed rate of 6.35%. The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007, and bears interest at a fixed rate of 8.25%.


     Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities, and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined in applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by the Company s minority partner in Alpart).

        Capitalized Interest
     Interest capitalized in 1993, 1992, and 1991 was $3.4, $4.4, and $4.2, respectively.

        Restricted Net Assets of Subsidiary
     Certain debt instruments restrict the ability of KACC to transfer assets, make loans and advances, and pay dividends to the Company. The assets of KACC, which are substantially all of the Company's assets, are restricted.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------

        Fair Value Disclosure
     The fair value of the Company's long-term debt was approximately
     $734.1 and $806.8 at December 31, 1993 and 1992, respectively. For 1993, the fair value of the 12-3/4% Notes was estimated using the market value of such notes, or $401.0. For 1992, the estimated fair value of the 14-1/4% Notes was the amount used to retire the 14-1/4% Notes in February 1993, or $347.8. The fair value of all other long-term debt is based upon discounting the future cash flows using the current rate for debt of similar maturities and terms.


     7.   Income Taxes

     The adoption of SFAS 109 as of January 1, 1993, as discussed in Note 1, required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisition by MAXXAM in October 1988. The restatement of the assigned values with respect to certain assets and liabilities recorded as a result of the acquisition and the recomputation of deferred income tax liabilities under SFAS 109 resulted in: (i) an increase of $144.6 in the net carrying value of property, plant, and equipment; (ii) an increase of $47.8 in investments in and advances to unconsolidated affiliates; (iii) an increase of $126.1 in deferred income tax liabilities (a substantial portion of which has been netted against deferred income tax assets on the Consolidated Balance Sheet); (iv) a decrease of $2.5 in other assets; (v) an increase of $56.0 in long-term liabilities; and (vi) an increase of $10.1 in other liabilities. As a result of restating the assets and liabilities, as described above, the loss before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles for the year ended December 31, 1993, was increased by $9.3.

     Concurrent with the adoption of SFAS 109, the Company implemented changes in its accounting method for postretirement benefits and postemployment benefits pursuant to SFAS 106 and SFAS 112 (see Notes 1 and 8). The pre-tax cumulative effect of changes in accounting principles relating to SFAS 106 and SFAS 112 was a charge of $742.7. These accounting principles changes resulted in the recognition of deferred income tax assets of $237.7, net of valuation allowances.

     Income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles by geographic area is as follows:

                                             Year Ended December 31,
                                           -----------------------------
                                              1993       1992       1991
     -------------------------------------------------------------------

     Domestic                              $(232.0)   $ (77.6)    $ 16.2
     Foreign                                  23.5      109.7      126.2
                                           -------     ------     ------
        Total                              $(208.5)   $  32.1     $142.4
                                           =======    =======     ======

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


     The credit (provision) for income taxes on income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles consists of:

                                      Federal     Foreign       State       Total
     ----------------------------------------------------------------------------
     1993     Current                 $ 12.6      $ (7.9)     $  (.1)     $  4.6
              Deferred                  68.5        12.0         1.8        82.3
                                       ------      ------      ------      ------
                 Total                $ 81.1      $  4.1      $  1.7      $ 86.9
                                      ======      ======      ======      ======

     1992     Current                 $ (9.7)     $(11.4)     $  (.1)     $(21.2)
              Deferred                  13.1         3.3         (.5)       15.9
                                      ------      ------      ------      ------
                 Total                $  3.4      $ (8.1)     $  (.6)     $ (5.3)
                                      ======      ======      ======      ======

     1991     Current                 $(25.3)     $ (8.9)     $ (1.1)     $(35.3)
              Deferred                   1.9        (1.4)        2.4         2.9
                                      ------      ------      ------     -------
                 Total                $(23.4)     $(10.3)     $  1.3      $(32.4)
                                      ======      ======      ======      ======

     The Omnibus Budget Reconciliation Act of 1993 (the "Act"), enacted on August 10, 1993, retroactively increased the maximum federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993. The 1993 federal deferred credit for income taxes of $68.5 includes $29.2 for the benefit of operating loss carryforwards generated in 1993 and includes a $3.4 benefit for increasing net deferred income tax assets (liabilities) as of the date of enactment of the Act due to the increase in the federal statutory income tax rate.

     The deferred credit for income taxes for the years ended December 31, 1992 and 1991, as computed under APB 11, results from the following timing differences:


                                                                              Year Ended
                                                                              December 31,
                                                                          --------------------
                                                                             1992         1991
     -----------------------------------------------------------------------------------------
     Undistributed earnings or losses of foreign and
        unconsolidated affiliates                                          $ 12.3      $  12.4
     Inventory costing differences                                            5.5         (5.9)
     Revision of prior years' tax estimates                                   2.9          8.7
     Net federal and foreign tax loss and credit carryforwards
        utilized and other foreign tax items                                               (.9)
     Depreciation                                                            (5.4)        (7.8)
     Other                                                                     .6         (3.6)
                                                                           ------       ------
        Total                                                              $ 15.9       $  2.9
                                                                           ======       ======

     A reconciliation between the credit (provision) for income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles is as follows:

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


                                                                             Year Ended December 31,
                                                                           ----------------------------
                                                                             1993        1992      1991
     --------------------------------------------------------------------------------------------------
     Amount of federal income tax based upon the statutory rate            $73.0      $(10.9)    $(48.4)
     Percentage depletion                                                    6.4         6.3        6.0
     Revision of prior years' tax estimates and other changes
        in valuation allowances                                              3.9         2.9        8.7
     Increase in net deferred income tax assets due to tax rate change       3.4
     Financial reporting/tax basis differences                                          (3.0)       6.4
     Losses and expenses for which no federal tax benefit was recognized                           (3.8)
     Foreign taxes, net of federal tax benefit                              (2.6)        (.4)        .2
     Other                                                                   2.8         (.2)      (1.5)
                                                                           -----        -----    ------
     Credit (provision) for income taxes                                   $86.9       $(5.3)    $(32.4)
                                                                           =====       =====     ======

     As shown in the Statement of Consolidated Income (Loss) for the year ended December 31, 1993, the Company reported an extraordinary loss related to the early extinguishment of debt. The Company reported the loss, net of related current federal income taxes, of $11.2, which approximated the federal statutory rate in effect on the date the transaction occurred. The related deferred income tax benefits recorded by the Company in respect of SFAS 106 and SFAS 112 were recorded at the federal statutory rate in effect on the date the accounting standards were adopted before giving effect to certain valuation allowances. At December 31, 1993 and 1992, the Company recorded charges to equity for additional minimum pension liabilities pursuant to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" ("SFAS 87"). The Company recorded the charges net of related deferred federal and state income taxes of $8.7 at December 31, 1993, and $3.6 at December 31, 1992, which approximated the federal and state statutory rates.

     After giving effect to the adoption of SFAS 106, SFAS 109, and SFAS 112, the components of the Company's net deferred income tax assets were as follows:

                                                                    December 31,         January 1, 1993
                                                                            1993      (date of adoption)
     ---------------------------------------------------------------------------------------------------
     Deferred income tax assets:
        Postretirement benefits other than pensions                      $ 285.4                $ 270.8
        Loss and credit carryforwards                                      142.6                   83.3
        Other liabilities                                                  105.2                   98.8
        Pensions                                                            60.6                   45.8
        Foreign and state deferred income tax liabilities                   33.0                   44.4
        Property, plant, and equipment                                      23.1                   22.6
        Other                                                               10.5                   18.6
        Valuation allowances                                              (133.5)                (103.7)
                                                                         -------                -------
           Total deferred income tax assets -- net                         526.9                  480.6
                                                                         -------                -------
     Deferred income tax liabilities:
        Property, plant, and equipment                                    (224.4)                (218.3)
        Investments in and advances to unconsolidated affiliates           (60.6)                 (60.9)
        Inventories                                                        (14.8)                 (18.6)
        Other                                                              (20.3)                 (28.7)
                                                                        --------                -------
           Total deferred income tax liabilities                          (320.1)                (326.5)
                                                                         -------                -------
     Net deferred income tax assets                                      $ 206.8                $ 154.1
                                                                         =======                =======

                                           - 44 -

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


     The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions. As of December 31, 1993, approximately $82.4 of the net deferred income tax assets listed above relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use and the year the carryforwards expire, as well as the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes, based on the cyclical nature of its business, its history of prior operating earnings, and its expectations for future years, that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of the Company's net deferred income tax assets at December 31, 1993, is approximately $124.4. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a 30- to 40-year period. If such deductions create or increase a net operating loss in any one year, the Company has the ability to carry forward such loss for 15 taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite the recent decline in profitability.

     Certain of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheet in the captions entitled Receivables, Prepaid expenses and other current assets, Other accrued liabilities, and Long-term liabilities.

     The Company and its subsidiaries were included in the consolidated federal income tax returns of MAXXAM for the period from October 28, 1988, through December 31, 1992. The taxable income and loss and tax credits for the Company and its subsidiaries for the period January 1, 1993, through June 30, 1993, will be included in the 1993 MAXXAM consolidated federal income tax return.

     As a consequence of the issuance of the Depositary Shares on June 30, 1993, as discussed in Note 9, the Company and its subsidiaries are no longer included in the consolidated federal income tax return of MAXXAM. The Company and its subsidiaries have become members of a new consolidated return group of which the Company is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group will file a consolidated federal income tax return for taxable periods beginning on or after July 1, 1993.

     The tax allocation agreement between the Company and MAXXAM (the "Company Tax Allocation Agreement") and the tax allocation agreement between KACC and MAXXAM (the "KACC Tax Allocation Agreement") (collectively, the "Tax Allocation Agreements"), terminated pursuant to their terms, effective for taxable periods beginning after June 30, 1993. Any unused federal income tax attribute carryforwards under the terms of the Tax Allocation Agreements were eliminated and are not available to offset federal income tax liabilities for taxable periods beginning on or after July 1, 1993. Upon the filing of MAXXAM's 1993 consolidated federal income tax return, the tax attribute carryforwards of the MAXXAM consolidated return group as of December 31, 1993, will be apportioned in part to the New Kaiser Tax Group, based upon the provisions of the relevant consolidated return regulations. It is estimated that the benefit of such tax attribute carryforwards apportioned to the New Kaiser Tax Group will approximate or exceed the benefit of tax attribute carryforwards eliminated under the Tax Allocation Agreements. To the extent the New Kaiser Tax Group generates unused tax losses or tax credits for periods beginning on or after July 1, 1993, such amounts will not be available to obtain refunds of amounts paid by the Company or KACC to MAXXAM for periods ending on or before June 30, 1993, pursuant to the Tax Allocation Agreements.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


     KACC and MAXXAM entered into the KACC Tax Allocation Agreement, which became effective as of October 28, 1988. Under the terms of the KACC Tax Allocation Agreement, MAXXAM computed the federal income tax liability for KACC and its subsidiaries (collectively, the "Subgroup") as if the Subgroup were a separate affiliated group of corporations which was never connected with MAXXAM. During 1991, the Company and MAXXAM entered into the Company Tax Allocation Agreement which became effective as of January 1, 1991. Under the terms of the Company Tax Allocation Agreement, MAXXAM computed a tentative federal income tax liability for the Company as if it and its subsidiaries, including KACC and its subsidiaries, were a separate affiliated group of corporations which was never connected with MAXXAM. The federal income tax liability of the Company is the difference between the tentative federal income tax liability and the liability computed under the KACC Tax Allocation Agreement.

     The provisions of the Tax Allocation Agreements will continue to govern for periods ended prior to July 1, 1993. Therefore, payments or refunds may still be required by or payable to the Company or KACC under the terms of their respective tax allocation agreements for periods ended prior to July 1, 1993, due to the final resolution of audits, amended returns, and related matters with respect to such periods. However, the 1994 Credit Agreement prohibits the payment by KACC to MAXXAM of any amounts due under the KACC Tax Allocation Agreement, except for certain payments that are required as a result of audits and only to the extent of any amounts paid after February 17, 1994, by MAXXAM to KACC under the KACC Tax Allocation Agreement. As of December 31, 1993, MAXXAM owed the Company approximately $.1 and owed KACC approximately $11.6 under the terms of their respective tax allocation agreements.

     Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.

     The following table presents the Company's tax attributes for federal income tax purposes as of December 31, 1993. The amounts of such attributes may change based upon the final 1993 tax returns. The utilization of certain of these tax attributes are subject to limitations:

                                                                                     Expiring
                                                                                      Through
     ----------------------------------------------------------------------------------------
     Regular tax attribute carryforwards:
        Current year net operating loss                                 $ 83.4           2008
        Prior year net operating losses                                   54.9           2006
        General business tax credits                                      41.6           2006
        Foreign tax credits                                               19.8           1998
        Alternative minimum tax credits                                   15.3     Indefinite

     Alternative minimum tax attribute carryforwards:
        Current year net operating loss                                 $ 56.0           2008
        Prior year net operating losses                                   24.0           2002
        Foreign tax credits                                               12.0           1998


     8.   Employee Benefit and Incentive Plans

        Retirement Plans
     Retirement plans are non-contributory for salaried and hourly employees and generally provide for benefits based on a formula which considers length of service and earnings during years of service. The Company's funding policies meet or exceed all regulatory requirements.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------

     Employee pension benefit plans funded status and amounts included in the Company's Consolidated Balance Sheets are as follows:

                                                                      Plans with Accumulated
                                                                    Benefits Exceeding Assets(1)
                                                                            December 31,
                                                                         --------------------
                                                                             1993        1992
     ----------------------------------------------------------------------------------------
     Accumulated benefit obligation:
        Vested employees                                                 $(705.0)    $(663.5)
        Nonvested employees                                                (40.1)      (49.6)
                                                                         -------     -------
        Accumulated benefit obligation                                    (745.1)     (713.1)
     Additional amounts related to projected salary increases              (45.5)      (33.7)
                                                                         -------     -------
     Projected benefit obligation                                         (790.6)     (746.8)
     Plan assets (principally fixed income
        obligations and common stocks) at fair value                       569.8       572.5
                                                                         -------     -------
     Plan assets less than projected benefit obligation                   (220.8)     (174.3)
     Unrecognized net losses                                                75.7        34.7
     Unrecognized net obligations                                            1.6         2.6
     Unrecognized prior-service cost                                        16.9        15.9
     Adjustment required to recognize minimum liability                    (47.7)      (25.3)
                                                                         -------     -------
     Accrued pension obligation included in the
        Consolidated Balance Sheets (principally
        in long-term liabilities)                                        $(174.3)    $(146.4)
                                                                         =======     =======

     (1) Includes plans with assets exceeding accumulated benefits by approximately $.1 and $.4 in 1993 and 1992, respectively.


     The Company also recorded $13.7 of additional pension obligation (not included in the amounts above) as part of the restructuring reserve (see Note 3).

     SFAS No. 87 requires recognition of a minimum pension liability for unfunded plans. At December 31, 1993 and 1992, the Company recorded an after-tax charge to equity of $14.9 and $6.7, respectively, for the excess of the minimum liability over the unrecognized net obligation and prior-service cost.

     The components of net periodic pension cost are:

                                                                  Year Ended December 31,
                                                               ------------------------------
                                                                1993        1992        1991
     ----------------------------------------------------------------------------------------
     Service cost -- benefits earned during the period         $10.8      $ 11.0      $  9.8
     Interest cost on projected benefit obligation              59.2        58.8        59.3
     Return on assets:
        Actual gain                                            (70.3)      (26.3)     (100.1)
        Deferred gain (loss)                                    15.9       (31.2)       49.9
     Net amortization and deferral                               2.3         2.1          .3
                                                              ------      ------      ------
     Net periodic pension cost                                $ 17.9      $ 14.4    $   19.2
                                                              ======      ======      ======

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------

     Assumptions used to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year are:

                                                                 1993        1992        1991
     ----------------------------------------------------------------------------------------
     Discount rate                                              7.50%       8.25%       8.25%
     Expected long-term rate of return on assets               10.00%      10.00%      10.00%
     Rate of increase in compensation levels                    5.00%       5.00%       5.00%

        Postretirement Benefits Other Than Pensions
     Kaiser adopted SFAS 106 to account for postretirement benefits other than pensions effective January 1, 1993 (see Note 1). The Company and its subsidiaries provide postretirement health care and life insurance benefits to retired employees. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company or its subsidiaries. These benefits are provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits.

     The Company changed certain salaried retiree group insurance benefits effective January 1, 1994, to provide for additional cost-sharing features, such as reducing certain reimbursements and requiring future retiree contributions which will lower salaried retiree medical expenses.

     The Company's accrued postretirement benefit obligation is composed of the following:

                                                                            December 31, 1993
     ----------------------------------------------------------------------------------------
     Accumulated postretirement benefit obligation:
        Retirees                                                                     $(629.3)
        Active employees eligible for postretirement benefits                          (35.1)
        Active employees not eligible for postretirement benefits                     (128.3)
                                                                                     -------
        Accumulated postretirement benefit obligation                                 (792.7)
     Unrecognized net losses                                                            67.0
     Unrecognized prior-service costs                                                  (35.0)
                                                                                      ------
     Accrued postretirement benefit obligation                                       $(760.7)
                                                                                     =======

     The components of net periodic postretirement benefit cost are:

                                                                                  Year Ended
                                                                           December 31, 1993
     ---------------------------------------------------------------------------------------

     Service cost                                                                      $ 7.1
     Interest cost                                                                      58.5
                                                                                       -----
     Net periodic postretirement benefit cost                                          $65.6
                                                                                       =====

     The 1994 annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) are 9.5% and 8.0% for retirees under 65 and over 65, respectively, and are assumed to decrease gradually to 5.25% in 2006 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


     postretirement benefit obligation as of December 31, 1993, by approximately $96.0 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by approximately $9.5. The weighted average discount rate used to determine the accumulated postretirement benefit obligation at December 31, 1993, was 7.5%.

        Postemployment Benefits
     Kaiser adopted the new accounting standard on postemployment benefits effective January 1, 1993 (see Note 1). The Company provides certain benefits to former or inactive employees after employment but before retirement.

        Incentive Plans
     Effective January 1, 1989, the Company and KACC adopted an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees of the Company, KACC, and their consolidated subsidiaries. All compensation vested as of December 31, 1992, under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of the Company as of December 31, 1993. Under the LTIP, as amended, 764,092 shares were distributed to participants during 1993, which will generally vest at the rate of 25% per year. The Company will record the related expense of $6.5 over the four-year period ending December 31, 1996.

     Effective January 1, 1990, KACC adopted an unfunded Middle Management Long-Term Incentive Plan. KACC also has a supplemental savings and retirement plan for salaried employees under which the participants contribute a percentage of their base salaries.

     The Company's expense for the above plans was $5.3, $6.6, and $6.5 for the years ended December 31, 1993, 1992, and 1991, respectively.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------

     9.   Stockholders' Equity and Minority Interests

        Changes in stockholders' equity and minority interests were:

                                                          Minority Interests                  Stockholders  Equity
                                                       ----------------------   -------------------------------------------------
                                                                                                            Retained
                                                                                                            Earnings   Additional
                                                        Redeemable                                            (Accu-      Minimum
                                                        Preference            Preferred  Common  Additional   mulated     Pension
                                                             Stock      Other     Stock   Stock     Capital   Deficit)  Liability
        -------------------------------------------------------------------------------------------------------------------------
        BALANCE, JANUARY 1, 1991                            $ 47.8     $ 75.4            $   .5      $140.9    $214.6
           Net income                                                                                           108.4
           Redeemable preference stock:
              Accretion                                        7.2
              Stock redemption                               (20.2)
           Dividends on common stock                                                                            (55.7)
           Conversions (3,262 preference shares into cash)                (.2)
           Common stock issued                                                               .1        93.1
           Capital contribution                                                                        53.9
           Minority interest in majority-owned
               subsidiaries                                              (1.1)
                                                            ------      -----            ------      ------    ------
        BALANCE, DECEMBER 31, 1991                            34.8       74.1                .6       287.9     267.3
           Net income                                                                                            26.9
           Redeemable preference stock:
              Accretion                                        5.1
              Stock redemption                                (7.1)
           Dividends on common stock                                                                            (11.4)
           Conversions (2,405 preference shares into cash)                (.2)
           Common stock issued                                                                           .6
           Minority interest in majority-owned
              subsidiaries                                               (1.8)
           Additional minimum pension liability                                                                            $ (6.7)
                                                             -----      -----            ------      ------    ------      ------
        BALANCE, DECEMBER 31, 1992                            32.8       72.1                .6       288.5     282.8        (6.7)
           Net loss                                                                                            (652.2)
           Redeemable preference stock:
              Accretion                                        4.8
              Stock redemption                                (4.0)
           Conversions (1,967 preference shares into cash)                (.2)
           Common stock issued                                                                          3.3
           Preferred stock issued                                                $   .2               134.1

           Dividend on preferred stock                                                                           (6.3)
           Minority interest in majority-owned
              subsidiaries                                                (.5)
           Additional minimum pension liability                                                                             (14.9)
                                                            ------     ------    ------  ------      ------   ------       ------
        BALANCE, DECEMBER 31, 1993                          $ 33.6     $ 71.4    $   .2  $   .6      $425.9   $(375.7)     $(21.6)
                                                            ======     ======    ======  ======      ======   =======      ======

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


        Redeemable Preference Stock
     In March 1985, KACC entered into a three-year agreement with the United Steelworkers of America ("USWA") whereby shares of a new series of "Cumulative (1985 Series A) Preference Stock" would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of "Cumulative (1985 Series B) Preference Stock." Series A Stock and Series B Stock ("Series A and B Stock") each have a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any.
     For financial reporting purposes, Series A and B Stock were recorded at fair market value when issued, based on independent appraisals, with a corresponding charge to compensation cost. Carrying values have been increased each year to recognize accretion of redemption values and, in certain years, there have been other increases for reasons described below. Issuances and redemptions of Series A and B Stock are shown below.

                                                            1993        1992        1991
     ------------------------------------------------------------------------------------
     Shares:
     Beginning of year                                 1,163,221   1,305,550   1,718,051
        Issued                                                                     1,868
        Redeemed                                         (81,673)   (142,329)   (414,369)
                                                       ---------   ---------   ---------
        End of year                                    1,081,548   1,163,221    1,305,550
                                                       =========   =========    =========

     No additional Series A or B Stock will be issued based on compensation earned in 1992 or subsequent years. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by the Board of Directors, payable in stock or in cash at the option of KACC on or after March 1, 1991, in respect to years commencing January 1, 1990, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B stocks are entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by the Board of Directors.

     Redemption fund agreements require KACC to make annual payments by March 31 each year based on a formula tied to consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1992 and 1993, KACC contributed $7.0 and $4.3 for the years 1991 and 1992, respectively, and will contribute $4.3 in March 1994 for 1993.

     Under the USWA labor contract effective November 1, 1990, KACC was obligated to offer to purchase up to 80 shares of Series A Stock from each active participant in 1991 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 40 shares from each participant in 1994. The employees may elect to receive their shares, accept cash, or place the proceeds into KACC's 401(k) savings plan. Under separate action, KACC also offered to purchase 80 shares of Series B stock from active participants in 1991 and 40 shares in 1994. Under the provisions of these contracts, in February 1994, KACC purchased $4.6 and $.8 of the Series A and B stock, respectively.

     The Series A and B Stock is distributed in the event of death, retirement, or in other specified circumstances. KACC may also redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at redemption value to the extent funds are available in the

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


     redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985, at redemption value on a five-year installment basis, with interest at market rates. The obligation of KACC to make such installment payments must be secured.

     The Series A and B Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates, or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Series A and B Stock restricts the ability of KACC to redeem or pay dividends on common stock if KACC is in default on any dividends payable on the Series A and B Stock.

        Preference Stock
     KACC Cumulative Convertible Preference Stock, $100 par value ("$100 Preference Stock"), restricts acquisition of junior stock and payment of dividends. At December 31, 1993, such provisions were less restrictive as to the payment of cash dividends than the 1989 Credit Agreement provisions. KACC has the option to redeem the $100 Preference Stocks at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stocks.

     The 4-1/8% and 4-3/4% (1957 Series, 1959 Series, and 1966 Series)
     $100 Preference Stock can be exchanged for per share cash amounts of $69.30, $77.84, $78.38, and $76.46, respectively. KACC records the $100 Preference Stock at their exchange amounts for financial statement presentation and the Company includes such amounts in minority interests. The outstanding shares of KACC preference stock were:


                                                                   December 31,
                                                                -------------------
                                                                  1993         1992
     -------------------------------------------------------------------------------
     4-1/8%                                                      3,921        4,110
     4-3/4% (1957 Series)                                        2,623        3,054
     4-3/4% (1959 Series)                                       13,605       14,607
     4-3/4% (1966 Series)                                        3,890        4,235

        Preferred Stock
     Series A Convertible - On June 30, 1993, Kaiser issued 17,250,000 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the issuance of the Depositary Shares, MAXXAM Group Inc. ("MGI"), a wholly owned subsidiary of MAXXAM, exchanged a $15.0 promissory note of KACC (the "MAXXAM Note") for an additional 2,132,950 Depositary Shares.

     The net cash proceeds from the sale of Depositary Shares were approximately $119.3. Kaiser used approximately $37.8 of such net proceeds to make a non-interest bearing loan to KACC evidenced by an intercompany note, which matures on June 29, 1996, and is payable in quarterly installments. The intercompany note is designed to provide sufficient funds to Kaiser to enable it to make dividend payments on the Series A Shares until June 30, 1996, the date on which the outstanding Series A Shares are mandatorily converted into shares of the Company's common stock. Kaiser used approximately $81.5 of such net proceeds and the MAXXAM Note to make a capital contribution to KACC. KACC used approximately $13.7 of the funds it received from Kaiser to prepay the remaining balance of the Term Loan under

     (In millions of dollars, except share amounts)
     -------------------------------------------------------------------


     the 1989 Credit Agreement and $105.6 of such funds to reduce outstanding borrowings under the Revolving Credit Facility of the 1989 Credit Agreement.

     The owners of Depositary Shares are entitled to receive (when, as, and if the Board of Directors declares dividends on the Series A Shares) cumulative preferential cash dividends from the date of issue, accruing at the rate of $.65 per annum for each of the Depositary Shares, payable quarterly in arrears on the last day of each March, June, September and December, commencing September 30, 1993. Holders of Depositary Shares (based on the voting rights of the Series A Shares) have one vote for each Depositary Share held of record, except as required by law, and are entitled to vote with the holders of common stock on all matters submitted to a vote of common stockholders.

     On June 30, 1996, each of the outstanding Depositary Shares will automatically convert (upon the automatic conversion of the Series A Shares) into (i) one share of common stock, plus (ii) the right to receive an amount in cash equal to the accrued and unpaid dividends payable with respect to such Depositary Share. Automatic conversion of the outstanding Depositary Shares (and the Series A Shares) will occur upon certain mergers or consolidations of the Company (as defined). At any time or from time to time prior to June 30, 1996, the Company may call the outstanding Depositary Shares (by calling the Series A Shares) for redemption, in whole or in part, at a call price per Depositary Share initially equal to $12.46, declining by $.0018 on each day following the date of issue to $10.624 on April 30, 1996, and equal to $10.51 thereafter, payable in shares of common stock having an aggregate Current Market Price (as defined) equal to the applicable call price, plus an amount in cash equal to all accrued and unpaid dividends payable with respect to such Depositary Share.

     PRIDES Convertible - On February 17, 1994, the Company consummated the public offering of 8,000,000 shares of the PRIDES. The net proceeds from the sale of the shares of PRIDES were approximately $90.6. The Company used such net proceeds to make a non-interest bearing loan to KACC in a principal amount equal to $30.0 (the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until December 31, 1997, the date on which the outstanding PRIDES are mandatorily converted into shares of the Company's common stock), evidenced by an intercompany note, and used the balance of such net proceeds to make a capital contribution to KACC in the amount of approximately $60.6.

     Holders of shares of PRIDES are entitled to receive (when, as, and if the Board of Directors declares dividends on the PRIDES) cumulative preferential cash dividends at a rate per annum of 8.255% of the per share offering price (equivalent to $.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears on the last day of each March, June, September, and December of each year. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of common stock and together with the holders of any other classes or series of stock (including the Series A Shares) who are entitled to vote in such manner on all matters submitted to a vote of common stockholders.

     On December 31, 1997, unless either previously redeemed or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into (i) one share of the Company's common stock, subject to adjustment in certain events, and (ii) the right to receive an amount in cash equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record on a prior date).

     Shares of PRIDES are not redeemable prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of common stock equal to
     (A) the sum of (i) $11.9925, declining after December 31, 1996, to $11.75 until December 31, 1997, plus,

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


     in the event the Company does not elect to pay cash dividends to the redemption date, (ii) all accrued and unpaid dividends thereon divided by (B) the Current Market Price (as defined) on the applicable date of determination, but in no event less than .8333 of a share of common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of common stock (equivalent to a conversion price of $14.10 per share of common stock), subject to adjustment in certain events. The number of shares of common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the common stock from time to time.

        Common Stock
     On July 18, 1991, the Company issued 7,250,000 shares of its common stock for net proceeds of approximately $93.2. Three-fourths of the net proceeds from the offering were used by the Company to prepay a portion of the promissory notes of the Company (see "Dividends on Common Stock" below) with accrued interest, payable to its parent. The remaining balance of such notes payable to parent that were not prepaid with the net proceeds of the offering, together with accrued interest, were contributed to the stockholders' equity of the Company. The remaining one-fourth of the net proceeds from the offering was used by Kaiser to purchase common stock of KACC. KACC reduced its Term Loan by an amount equal to the proceeds it received from Kaiser.

        Stock Incentive Plan
     In 1993, the Company adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock are reserved for awards or for payment of rights granted under the Plan. Six Company executives have received grants of 764,092 shares under the LTIP for benefits generally earned but not vested as of December 31, 1992 (see Note 8). In 1993, the stockholders approved the award of 584,300 shares as "nonqualified stock options" to members of management other than those participating in the LTIP. These options will generally vest at the rate of 20% per year over the next five years, commencing May 18, 1994. The exercise price of these shares is $7.25 per share, the quoted market price at the date of grant.

        Dividends on Common Stock

     On January 31, September 16, and December 16, 1991, the Company declared and paid dividends on common stock of $50.0, $2.9, and $2.8, respectively. The Company paid cash dividends on common stock of $2.9 in each quarter of 1992. As required under the 1989 Credit Agreement, on December 15, 1992, KACC issued a Pay-in-Kind Note (the "PIK Note") to MGI in the principal amount of $2.5, representing the entire amount of the dividend received by MGI in respect of the shares of the Company's common stock which it owned. The PIK Note bears interest, compounded semiannually, at a rate equal to 12% per annum, and is due and payable, together with accrued interest thereon, on June 30, 1995.

     The indentures governing the Senior Notes and the 12-3/4% Notes restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, Kaiser's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Under the most restrictive of these covenants, neither the Company nor KACC is currently permitted to pay dividends on its common stock.

     At December 31, 1993, 28,000,000 shares of the Company's common stock owned by MAXXAM were pledged as security for debt issued by MGI, consisting of $100.0 aggregate principal amount of 11-1/4% Senior Secured Notes due 2003 and $126.7 aggregate principal amount of 12-1/4% Senior Secured Discount Notes due 2003.

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


     10.   Commitments and Contingencies

        Commitments
     The Company has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange contracts, forward sales contracts, letters of credit, and guarantees.

     Purchase agreements and tolling arrangements include agreements to supply alumina to Anglesey and to purchase aluminum from that company.

     Similarly, KACC has long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1993, is $73.6, due in 1997. The KACC share of payments, including operating costs and certain other expenses under the agreement, was $86.7, $99.2, and $107.6 for the years ended December 31, 1993, 1992, and 1991, respectively.

     Minimum rental commitments under operating leases at December 31, 1993, are as follows: years ending December 31, 1994 -- $24.3; 1995 -- $23.2; 1996 -- $22.3; 1997 -- $21.8; 1998 -- $23.4;
     thereafter -- $243.2. The future minimum rentals receivable under noncancelable subleases was $90.7 at December 31, 1993.

     Rental expenses were $29.0, $26.2, and $23.3 for the years ended December 31, 1993, 1992, and 1991, respectively.

        Environmental Contingencies
     The Company and KACC are subject to a wide variety of environmental laws and regulations and to fines or penalties assessed for alleged breaches of the environmental laws and to claims and litigation based upon such laws. KACC is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     Based upon the Company's evaluation of these and other environmental matters, the Company has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 1993, 1992, and 1991:

                                                               1993      1992      1991
     ----------------------------------------------------------------------------------
     Balance at beginning of period                          $ 46.4    $ 51.5    $ 57.7
     Additional amounts                                         1.7       4.5       7.8
     Less expenditures                                         (7.2)     (9.6)    (14.0)
                                                             ------    ------    ------
     Balance at end of period                                $ 40.9    $ 46.4    $ 51.5
                                                             ======    ======    ======

     These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based upon presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over


     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
     ----------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     ----------------------------------------------------------------------


     the next several years and estimates that expenditures to be charged to the environmental accrual will be approximately $4.0 to $8.0 for the years 1994 through 1998 and an aggregate of approximately $12.8 thereafter.

     As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established, or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals by amounts which cannot presently be estimated. While uncertainties are inherent in the ultimate outcome of these matters and it is impossible to presently determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties should not have a material adverse effect upon the Company's consolidated financial position or results of operations.

         Asbestos Contingencies
     KACC is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by exposure to asbestos during, and as a result of, their employment with KACC or to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years.

     At year-end 1993, the number of such lawsuits pending was approximately 23,400 (approximately 11,400 of which were received in 1993). The number of such lawsuits instituted against KACC increased substantially in 1993, and management believes the number of such lawsuits will continue at approximately the same rate for the next few years.

     In connection with such litigation, during 1993, 1992, and 1991, KACC made cash payments for settlement and other related costs of $7.0, $7.1, and $6.1, respectively. Based upon prior experience, the Company estimates annual future cash payments in connection with such litigation of approximately $8.0 to $13.0 for the years 1994 through 1998, and an aggregate of approximately $88.4 thereafter through 2006. Based upon past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2006. The Company does not presently believe there is a reasonable basis for estimating such costs beyond 2006 and, accordingly, no accrual has been recorded for such costs which may be incurred. This accrual was calculated based upon the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, the current state of case law related to asbestos claims, the advice of counsel, and the anticipated effects of inflation and discounting at an estimated risk-free rate (5.25% at December 31, 1993). Accordingly, an accrual of $102.8 for asbestos-related expenditures is included primarily in Long-term liabilities at December 31, 1993. The aggregate amount of the undiscounted liability at December 31, 1993, of $141.5, before considerations for insurance recoveries, reflects an increase of $56.6 from the prior year, resulting primarily from an increase in claims filed during 1993 and the Company's belief that the number of such lawsuits will continue at approximately the same rate for the next few years.

     The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. While claims for recovery from one of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, the Company believes, based upon prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of counsel, that substantial recoveries from the insurance carriers are probable. Accordingly, estimated insurance recoveries of $94.0, determined on the same basis as the asbestos-related cost accrual, are recorded primarily in Other assets as of December 31, 1993.

     (In millions of dollars, except share amounts)
     -------------------------------------------------------------------


     Based upon the factors discussed in the two preceding paragraphs, management currently believes that there is no more than a remote possibility (under generally accepted accounting principles) that the Company's asbestos-related costs net of related insurance recoveries exceed those accrued as of December 31, 1993, and, accordingly, that the resolution of such uncertainties and the incurrence of such net costs should not have a material adverse effect upon the Company's consolidated financial position or results of operations.

        Other Contingencies
     The Company is involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the ultimate outcome of such matters and it is impossible to determine the actual costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect upon the Company's consolidated financial position or results of operations.

     11.   Segment and Geographical Area Information

     Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.
      The aggregate foreign currency gain included in determining net income was $4.9, $12.0, and $1.2 for the years ended December 31, 1993, 1992, and 1991, respectively.
     There were no sales of more than 10% of total revenue to a single customer for the year ended December 31, 1993. Sales to a single customer were $135.3 and $155.9 of bauxite and alumina and $144.9 and $160.9 of aluminum processing for the years ended December 31, 1992, and 1991, respectively.

     Export sales were less than 10% of total revenue during the years ended December 31, 1993, 1992, and 1991.

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

     ------------------------------------------------------------------

     (In millions of dollars, except share amounts)
     -------------------------------------------------------------------

     Financial information by industry segment at December 31, 1993 and 1992, and for the years ended December 31, 1993, 1992, and 1991, is as follows:

                                             Year Ended          Bauxite &     Aluminum
                                            December 31,           Alumina   Processing   Corporate       Total
     ----------------------------------------------------------------------------------------------------------
     Net sales to unaffiliated customers            1993           $ 423.4     $1,295.7                $1,719.1
                                                    1992             466.5      1,442.6                 1,909.1
                                                    1991             550.8      1,450.0                 2,000.8

     Intersegment sales                             1993           $ 129.4                             $  129.4
                                                    1992             179.9                                179.9
                                                    1991             194.6                                194.6

     Equity in earnings (losses) of                 1993           $  (2.5)    $    (.8)                $  (3.3)
        unconsolidated affiliates                   1992               1.8         (3.7)                   (1.9)
                                                    1991              (4.4)       (15.1)                  (19.5)

     Operating income (loss)                        1993           $  (4.5)    $  (46.3)    $ (72.6)   $ (123.4)
                                                    1992              62.6        104.9       (77.6)       89.9
                                                    1991             150.0        150.2       (84.2)      216.0
     Effect of changes in accounting principles
        on operating income (loss)
           SFAS 106                                 1993           $  (2.0)    $  (16.1)    $  (1.1)   $  (19.2)
           SFAS 109                                 1993              (7.7)        (7.8)         .3       (15.2)

     Depreciation                                   1993           $  35.3     $   59.9     $   1.9    $   97.1
                                                    1992              29.8         49.0         1.5        80.3
                                                    1991              26.4         46.0          .8        73.2

     Capital expenditures                           1993           $  35.3     $   31.2     $   1.2    $   67.7
                                                    1992              50.8         39.4        24.2       114.4
                                                    1991              51.1         64.8         2.2       118.1

     Investment in and advances to                  1993           $ 151.5     $   30.7     $   1.0    $  183.2
        unconsolidated affiliates                   1992             136.2         12.5         1.4       150.1

     Identifiable assets                            1993           $ 734.0     $1,214.9     $ 579.0    $2,527.9
                                                    1992             715.7      1,165.9       291.0     2,172.6


      (In millions of dollars, except share amounts)
      -------------------------------------------------------------------


     Geographical area information relative to operations is summarized as follows:

                                      Year Ended                                             Other
                                     December 31,       Domestic    Caribbean    Africa    Foreign  Eliminations     Total
     -----------------------------------------------------------------------------------------------------------------------
     Net sales to unaffiliated customers     1993       $1,230.5       $ 96.5    $207.5     $184.6                $1,719.1
                                             1992        1,359.6         92.9     263.5      193.1                 1,909.1
                                             1991        1,383.8        149.6     269.2      198.2                 2,000.8

     Sales and transfers among               1993                      $ 92.3               $ 79.6      $(171.9)
        geographic areas                     1992                       111.8                 93.5       (205.3)
                                             1991                       116.4                112.3       (228.7)

     Equity in losses of                     1993                                           $ (3.3)               $   (3.3)
        unconsolidated affiliates            1992                                             (1.9)                   (1.9)
                                             1991                                            (19.5)                  (19.5)

     Operating income (loss)                 1993       $ (159.8)      $ (2.0)   $ 34.1     $  4.3                $ (123.4)
                                             1992          (25.3)        18.4      78.8       18.0                    89.9
                                             1991           59.7         47.8      72.1       36.4                   216.0

     Investment in and advances to           1993       $    1.0       $ 30.5               $151.7                $  183.2
        unconsolidated affiliates            1992            1.4         29.5                119.2                   150.1

     Identifiable assets                     1993       $1,758.0       $360.4    $223.0     $186.5                $2,527.9
                                             1992        1,374.9        358.3     227.5      211.9                 2,172.6

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     FIVE-YEAR FINANCIAL DATA
     CONSOLIDATED BALANCE SHEETS
     -----------------------------------------------------------------------

                                                                         December 31,
                                                    ----------------------------------------------------
     (In millions of dollars)                          1993        1992      1991        1990       1989
     ---------------------------------------------------------------------------------------------------
     Assets
     Current assets:
       Cash and cash equivalents                   $   14.7    $   19.1  $   15.8    $   23.9   $   95.1
       Receivables                                    234.7       270.0     218.8       227.5      262.9
       Inventories                                    426.9       439.9     498.6       523.9      511.1
       Prepaid expenses and other current assets       60.7        37.0      84.0        36.1        6.6
       Assets held for sale                                                                         51.1
                                                   --------    --------  --------    --------   --------
          Total current assets                        737.0       766.0     817.2       811.4      926.8

     Investments in and advances to
       unconsolidated affiliates                      183.2       150.1     161.9       184.5      187.8
     Property, plant, and equipment -- net          1,163.7     1,066.8   1,014.5       970.3      936.0
     Deferred income taxes                            210.8
     Other assets                                     233.2       189.7     140.5       152.3       80.3
                                                   --------    --------  --------    --------   --------
          Total                                    $2,527.9    $2,172.6  $2,134.1    $2,118.5   $2,130.9
                                                   ========    ========  ========    ========   ========

     Liabilities and Stockholders' Equity
     Current liabilities:
       Accounts payable and accruals               $  339.7    $  351.4  $  461.6    $  432.1   $  526.9
       Accrued postretirement benefit
          obligation -- current portion                47.6
       Payable to affiliates                           62.4        78.4      87.1        82.4       60.7
       Long-term debt -- current portion                8.7        25.9      26.3        32.5      139.0
                                                   --------    --------  --------    --------   --------
          Total current liabilities                   458.4       455.7     575.0       547.0      726.6

     Long-term liabilities                            501.8       281.7     212.9       310.8      321.1
     Accrued postretirement benefit obligation        713.1
     Long-term debt                                   720.2       765.1     681.5       631.5      655.8
     Note payable to parent                                                             150.0
     Minority interests                               105.0       104.9     108.9       123.2      135.1
     Stockholders' Equity:
       Preferred stock                                   .2
       Common stock                                      .6          .6        .6          .5
       Additional capital                             425.9       288.5     287.9       140.9      141.4
       Retained earnings (accumulated deficit)      (375.7)       282.8     267.3       214.6      150.9
       Additional minimum pension liability          (21.6)       (6.7)
                                                   --------    --------  --------    --------   --------
          Total stockholders' equity                   29.4       565.2     555.8       356.0      292.3
                                                   --------    --------  --------    --------   --------
          Total                                    $2,527.9    $2,172.6  $2,134.1    $2,118.5   $2,130.9
                                                   ========    ========  ========    ========    =======
     Debt-to-capital ratio(1)                          81.3        54.1      51.5     51.1(2)       64.9


     (1) Total debt as a ratio of total debt, deferred income taxes, minority interests, and stockholders' equity.
     (2) Excludes the effect of a $150.0 dividend paid in the form of an intercompany promissory note to parent.

     KAISER ALUMINUM  CORPORATION AND SUBSIDIARY COMPANIES
     FIVE-YEAR FINANCIAL DATA
     STATEMENTS OF CONSOLIDATED INCOME (LOSS)
     -----------------------------------------------------------------------



                                                                     Year Ended December 31,
                                                      ----------------------------------------------------
     (In millions of dollars, except share amounts)       1993       1992       1991      1990        1989
     -----------------------------------------------------------------------------------------------------
     Net sales                                        $1,719.1   $1,909.1   $2,000.8   $2,095.0   $2,192.7
                                                      --------   --------   --------   --------   --------
     Costs and expenses:
       Cost of products sold                           1,587.7    1,619.3    1,594.2    1,525.2    1,545.6
       Depreciation                                       97.1       80.3       73.2       70.5       62.3
       Selling, administrative, research
         and development, and general                    121.9      119.6      117.4      123.2      119.7
       Restructuring of operations                        35.8
                                                     ---------   --------   --------   --------   --------
         Total costs and expenses                      1,842.5    1,819.2    1,784.8    1,718.9    1,727.6
                                                     ---------   --------   --------   --------   --------
     Operating income (loss)                            (123.4)      89.9      216.0      376.1      465.1

     Other income (expense):
       Interest and other income -- net                    (.9)      20.9       20.3       17.6       53.4
       Interest expense                                  (84.2)     (78.7)     (93.9)     (96.6)    (207.0)
                                                      --------   --------   --------   --------   --------
     Income (loss) before income taxes,
       minority interests, extraordinary loss
       and cumulative effect of changes in
       accounting principles                            (208.5)      32.1      142.4      297.1      311.5

     Credit (provision) for income taxes                  86.9       (5.3)     (32.4)     (75.6)    (100.1)

     Minority interests                                   (1.5)        .1       (1.6)      (7.8)      (9.3)
                                                      --------   --------   --------   --------   --------
     Income (loss) before extraordinary loss
       and cumulative effect of changes in
       accounting principles                            (123.1)      26.9      108.4      213.7      202.1

     Extraordinary loss on early extinguishment of
       debt, net of tax benefit of $11.2                 (21.8)

     Cumulative effect of changes in accounting
       principles, net of tax benefit of $237.7         (507.3)
                                                      --------   --------   --------   --------   --------

     Net income (loss)                                $ (652.2)  $   26.9   $  108.4   $  213.7   $  202.1
                                                      ========   ========   ========   ========   ========
     Per common share:
       Net income (loss)                              $ (11.47)  $    .47   $   2.03   $   4.27   $   4.04
       Dividends declared                                             .20       1.10       3.00


                                           - 61 -

     KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
     QUARTERLY FINANCIAL DATA (UNAUDITED)

     ------------------------------------------------------------------------------------------------------

                                                                           Quarter Ended
                                                      ------------------------------------------------------
     (In millions of dollars, except share amounts)      March 31      June 30    September 30   December 31
     -------------------------------------------------------------------------------------------------------
     1993
       Net sales                                           $442.6       $432.2          $428.4        $415.9
       Operating loss                                         9.7         14.2            17.5          82.0(1)
       Net loss                                             545.7(2)      19.4            21.0          66.1(3)
       Per common share:
         Net loss                                            9.52          .34             .42          1.20
         Market price:
           High                                             9-7/8        8               8-5/8        10-1/2
           Low                                              7-3/8        6-3/8           6-5/8         6-7/8
           Close                                            7-1/2        7-7/8           7-7/8         9

     1992
       Net sales                                           $463.7       $490.9          $458.5        $496.0
       Operating income                                      29.5         29.6            26.6           4.2(4)
       Net income                                             8.4         12.0             3.9           2.6(5)
       Per common share:
         Net income                                           .15          .21             .06           .05
         Dividends declared                                   .05          .05             .05           .05
         Market price:
           High                                            14-3/4       14-1/4          11             9-1/2
           Low                                             10-1/8       10-1/4           7-5/8         6-7/8
           Close                                           13-3/4       10-7/8           7-7/8         8-5/8



     (1)  Includes pre-tax charges of approximately $35.8 related to the restructuring of operations and $19.4 because of a reduction in the carrying value of inventories.
     (2)  Includes $507.3 after-tax charge for the cumulative effect of changes in accounting principles and $21.8 after-tax charge for extraordinary loss on early extinguishment of debt.
     (3)  Includes a pre-tax charge of approximately $10.8 principally related to establishing of additional litigation and environmental reserves.
     (4)  Includes a pre-tax charge of approximately $29.0 because of a reduction in the carrying value of inventories.
     (5)  Includes approximately $14.0 of pre-tax income for non-recurring adjustments to previously recorded liabilities and reserves.


                                           - 62 -