Form 10-K, Exhibit 13
KAISER ALUMINUM CORP
filed 1995-03-27
CIK 811596

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Kaiser Aluminum Corporation ("Kaiser" or the "Company"), through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"), operates in two business segments: bauxite and alumina, and aluminum processing. Intracompany shipments and sales are excluded from the information set forth below. The following should be read in conjunction with the Company's consolidated financial statements and the notes thereto, contained elsewhere herein.

                                                                                          Year Ended December 31,
                                                                                     ------------------------------
(In millions of dollars, except shipments and prices)                                    1994       1993       1992
-------------------------------------------------------------------------------------------------------------------

Shipments: (000 tons) <F1>
  Alumina                                                                             2,086.7    1,997.5    2,001.3
  Aluminum processing:
    Primary aluminum                                                                    224.0      242.5      355.4
    Fabricated aluminum products                                                        399.0      373.2      343.6
                                                                                     --------   --------   --------
            Total aluminum products                                                     623.0      615.7      699.0
                                                                                     ========   ========   ========
Average realized sales price:
  Alumina (per ton)                                                                  $    169   $    169   $    195
  Primary aluminum (per pound)                                                            .59        .56        .66

Net sales:
  Bauxite and alumina:
    Alumina                                                                          $  352.8   $  338.2   $  390.8
    Other <F2><F3>                                                                       79.7       85.2       75.7
                                                                                     --------   --------   --------
      Total bauxite and alumina                                                         432.5      423.4      466.5
                                                                                     --------   --------   --------
  Aluminum processing:
    Primary aluminum                                                                    292.0      301.7      515.0
    Fabricated aluminum products                                                      1,043.0      981.4      913.7
    Other <F3>                                                                           14.0       12.6       13.9
                                                                                     --------   --------   --------
      Total aluminum processing                                                       1,349.0    1,295.7    1,442.6
                                                                                     --------   --------   --------
        Total net sales                                                              $1,781.5   $1,719.1   $1,909.1
                                                                                     ========   ========   ========
Operating income (loss):
  Bauxite and alumina                                                                $   19.8   $   (4.5)  $   62.6
  Aluminum processing                                                                    (8.4)     (46.3)     104.9
  Corporate                                                                             (67.6)     (72.6)     (77.6)
                                                                                     --------   --------   --------
    Total operating income (loss)                                                    $  (56.2)  $ (123.4)  $   89.9
                                                                                     ========   ========   ========
Income (loss) before extraordinary loss and cumulative effect of changes
  in accounting principles                                                           $ (101.4)  $ (123.1)  $   26.9

Extraordinary loss on early extinguishment of debt, net of tax benefit of $2.9 and
  $11.2 for 1994 and 1993, respectively                                                  (5.4)     (21.8)

Cumulative effect of changes in accounting principles, net of tax benefit of $237.7               (507.3)
                                                                                     --------   --------   --------
Net income (loss)                                                                    $ (106.8)  $ (652.2)  $   26.9
                                                                                     ========   ========   ========
Capital expenditures                                                                 $   70.0   $   67.7   $  114.4
                                                                                     ========   ========   ========

<F1>
All references to tons refer to metric tons of 2,204.6 pounds.
<F2>
Includes net sales of bauxite.
<F3>
Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Results of Operations
----------------------

The previous table provides selected operational and financial information on a consolidated basis with respect to the Company for the years ended December 31, 1994, 1993, and 1992. As an integrated aluminum producer, the Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its facilities.

Net Sales
Bauxite and Alumina - Revenue from net sales of bauxite and alumina to third parties was $432.5 million in 1994, compared with $423.4 million in 1993 and $466.5 million in 1992. Revenue from alumina increased 4% to $352.8 million in 1994 from $338.2 million in 1993 because of increased shipments. Revenue from alumina decreased 13% to $338.2 million in 1993 from $390.8 million in 1992 because of lower average realized prices. The remainder of the segment's sales revenues were from sales of bauxite, which remained about the same throughout the three years, and the portion of sales of alumina attributable to the minority interest in Alumina Partners of Jamaica ("Alpart").

Aluminum Processing - Revenue from net sales to third parties for the aluminum processing segment was $1,349.0 million in 1994, compared with $1,295.7 million in 1993 and $1,442.6 million in 1992. The bulk of the segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder attributable to the portion of sales of primary aluminum related to the minority interest in Volta Aluminium Company Limited.

Revenue from primary aluminum decreased 3% to $292.0 million in 1994 from $301.7 million in 1993 as higher average realized prices were more than offset by lower shipments. Average realized prices in 1994 reflected the defensive hedging of primary aluminum prices in respect of 1994 shipments, which was initiated prior to recent improvements in metal prices. In 1994, the Company's average realized price from sales of primary aluminum was approximately $.59 per pound, compared to the average Midwest United States transaction price of approximately $.72 per pound during the year. Shipments in 1994 reflected production curtailments at the Company's smelters in the Pacific Northwest and Ghana. Revenue from primary aluminum decreased 41% to $301.7 million in 1993 from $515.0 million in 1992 because of lower shipments and lower average realized prices. Shipments of primary aluminum to third parties were approximately 36% of total aluminum products shipments in 1994, compared with approximately 39% in 1993 and 51% in 1992.

Revenue from fabricated aluminum products increased 6% to $1,043.0 million in 1994 from $981.4 million in 1993, principally due to increased shipments of most of these products. Revenue from fabricated aluminum products increased 7% to $981.4 million in 1993 from $913.7 million in 1992, principally due to increased shipments of most fabricated aluminum products, partially offset by a decrease in average realized prices of most of these products.

Operating Income (Loss)
The Company had an operating loss of $56.2 million in 1994, compared with a loss of $123.4 million in 1993 and income of $89.9 million in 1992. In 1993, the Company recorded a pre-tax charge of $35.8 million related to restructuring charges (see Note 2 of the Notes to Consolidated Financial Statements) and a pre-tax charge of $19.4 million ($29.0 million in 1992) because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated aluminum products.

Bauxite and Alumina - This segment's operating income in 1994 was $19.8 million, compared with a loss of $4.5 million in 1993 and income of $62.6 million in 1992. In 1994 compared with 1993, operating income was favorably affected by increased shipments and lower manufacturing costs. In 1993 compared with 1992, operating income was adversely affected principally due to a decrease in average realized prices for alumina, which more than offset above-market prices for virtually all of the Company's excess alumina sold forward in prior periods under long-term contracts.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

Aluminum Processing - This segment's operating loss was $8.4 million in 1994, compared with $46.3 million in 1993 and income of $104.9 million in 1992. The decrease in operating loss in 1994 compared with 1993 was caused principally by the $35.8 million restructuring charges previously described, increased shipments of fabricated aluminum products and higher average realized prices of primary aluminum, partially offset by lower shipments of primary aluminum.

The decrease in 1993 compared with 1992 was caused principally by reduced shipments and lower average realized prices of primary aluminum, which more than offset increased shipments of fabricated aluminum products. In 1993, KACC implemented a restructuring plan for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in U.S. can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which resulted in declining prices in Trentwood's key markets. Additionally, KACC implemented a plan to streamline its casting operations, which included the shutdown of two facilities located in Ohio. This entire restructuring is expected to be completed by the end of 1995 and will affect approximately 620 employees. The pre-tax charge for this restructuring of $35.8 million included $25.2 million for pension, severance, and other termination benefits at Trentwood; $8.0 million related to casting facilities; and $2.6 million for various other items. At December 31, 1994, Trentwood was ahead of its restructuring plan, which is expected to result in annual cost savings of at least $50.0 million after it has been fully implemented. Other contributing factors were lower production at the Company's smelters in the Pacific Northwest in 1993 as a result of the removal of three reduction potlines from production in January 1993 in response to the Bonneville Power Administration's (the "BPA") reduction during the first quarter of 1993 of the amount of power it normally provides to the Company, and the increased cost of substitute power in such quarter. In both 1993 and 1992, the Company realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

Corporate - Corporate operating expenses of $67.6 million, $72.6 million, and $77.6 million in 1994, 1993, and 1992, respectively, represented corporate general and administrative expenses that were not allocated to segments.

Income (Loss) Before Extraordinary Loss and Cumulative Effect of Changes in Accounting Principles
Loss before extraordinary loss and cumulative effect of changes in accounting principles was $101.4 million in 1994, compared with $123.1 million in 1993, as a result of the reduction in operating loss previously described, partially offset by a lower credit for income taxes. Loss before extraordinary loss and cumulative effect of changes in accounting principles was $123.1 million in 1993, compared with income of $26.9 million in 1992. This decrease resulted from the lower operating income previously described and $10.8 million of other pre-tax charges in 1993, principally related to establishing additional litigation and environmental reserves.

Net Income (Loss)
The Company reported a net loss of $106.8 million or $2.18 per common and common equivalent share in 1994, compared with $652.2 million or $11.47 per common and common equivalent share in 1993 and net income of $26.9 million or $.47 per common share in 1992. The principal reasons for reduced net loss in 1994 compared with 1993 were the reduction in the operating loss previously described and the cumulative effect of changes in accounting principles of $507.3 million related to adoption of Statement of Financial Accounting Standards No. 106, 109, and 112 (see Note 1 of the Notes to Consolidated Financial Statements). The principal reasons for the earnings decline in 1993 compared with 1992 were the cumulative effect of changes in accounting principles of $507.3 million (see above), the extraordinary loss on early extinguishment of debt of $21.8 million, and the operating losses described above.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


Financial Condition and Capital Spending
---------------------------------------

Capital Structure
On February 17, 1994, the Company and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. (as agent for itself and other lenders), Bank of America National Trust and Savings Association, and certain other lenders (as amended, the "1994 Credit Agreement"). The 1994 Credit Agreement consists of a $275.0 million five-year secured, revolving line of credit, scheduled to mature in 1999, and replaced the credit agreement entered into in December 1989 by the Company and KACC with a syndicate of commercial banks and other financial institutions (as amended, the "1989 Credit Agreement"). KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $275.0 million or a borrowing base relating to eligible accounts receivable plus eligible inventory. The Company recorded a pre-tax extraordinary loss of $8.3 million ($5.4 million after taxes) in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the 1989 Credit Agreement. As of February 17, 1995, $137.3 million (of which $59.3 million could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1-1/2% or LIBO Rate (Reserve Adjusted) (as defined) plus 3-1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively), based upon a financial test, determined quarterly.

The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

In the first quarter of 1994, the Company consummated the public offering of 8,855,550 shares of its 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES"). The net proceeds from the sale of the shares of PRIDES were approximately $100.1 million. The Company used such net proceeds to make non-interest-bearing loans to KACC in the aggregate principal amount of $33.2 million (the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until December 31, 1997, the date on which the outstanding PRIDES will be mandatorily converted into shares of the Company's common stock), evidenced by intercompany notes, and used the balance of such net proceeds to make capital contributions to KACC in the aggregate amount of $66.9 million.

On February 17, 1994, KACC issued $225.0 million of its 9-7/8% Senior Notes due 2002 (the "Senior Notes"). The net proceeds of the offering of the Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

The offering of the PRIDES, the issuance of the Senior Notes, and the replacement of the 1989 Credit Agreement were the final steps of a comprehensive refinancing plan which the Company and KACC began in January 1993 to extend the maturities of the Company's outstanding indebtedness, enhance its liquidity, and raise new equity capital. At December 31, 1994, the Company's total consolidated indebtedness was $762.6 million, compared to $729.4 million at December 31, 1993.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

The obligations of KACC with respect to the Senior Notes and the 12-3/4% Notes (see Note 5 of the Notes to Consolidated Financial Statements) are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the Senior Notes and the 12-3/4% Notes restrict, among other things, KACC's ability to incur debt, undertake transactions with affiliates, and pay dividends.

Cash from Operations
Cash used for operations was $41.3 million in 1994, compared with cash provided by operations of $24.2 million in 1993 and $26.3 million in 1992. The decrease in cash provided in 1994 compared with 1993 was primarily due to margin deposits of $50.5 million under certain hedging contracts and an increase in inventories.

Capital Expenditures
The Company's capital expenditures of $252.1 million (of which $34.0 million was funded by the Company's minority partners in certain foreign joint ventures) during the three years ended December 31, 1994, were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities, and construct new facilities. Total consolidated capital expenditures were $70.0 million in 1994, compared with $67.7 million in 1993 and $114.4 million in 1992 (of which $7.5, $9.4, and $17.1 million were funded by the minority partners in certain foreign joint ventures in 1994, 1993, and 1992, respectively). Total consolidated capital expenditures (of which approximately 11% is expected to be funded by the minority partners in certain foreign joint ventures) are expected to be between $80.0 and $130.0 million per year in the years 1995-1997, subject to necessary approvals, if required, from the lenders under the 1994 Credit Agreement.

Dividends and Distributions
The declaration and payment of dividends by the Company and KACC on shares of their common stock is subject to certain covenants contained in the 1994 Credit Agreement and, in the case of KACC, the Senior Note Indenture and the 12-3/4% Note Indenture. The 1994 Credit Agreement does not permit the Company or KACC to pay any dividends on their common stock. The declaration and payment of dividends by the Company on the shares of the Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares") and the PRIDES is expressly permitted by the terms of the 1994 Credit Agreement to the extent the Company receives payments on the intercompany notes or certain other permitted distributions from KACC.

Joint Venture Indebtedness
The Company historically has participated in various raw material joint ventures outside the United States. At December 31, 1994, the Company was unconditionally obligated for $78.7 million of indebtedness of one such joint venture affiliate.

Environmental Contingencies
The Company and KACC are subject to a wide variety of environmental laws and regulations and to fines or penalties assessed for alleged breaches of the environmental laws and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters, totaling $40.1 million at December 31, 1994. These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. As additional facts are

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established, or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to approximately $20.0 million. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position or results of operations. See Note 9 of the Notes to Consolidated Financial Statements for further description of these contingencies.

Asbestos Contingencies
KACC is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At December 31, 1994, the number of such lawsuits pending was approximately 25,200 with approximately 14,300 received and 12,500 settled or dismissed in 1994.

Based on past experience and reasonably anticipated future activity, the Company has established an accrual of $102.0 million at December 31, 1994, for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2007. The Company does not presently believe there is a reasonable basis for estimating such costs beyond 2007 and, accordingly, no accrual has been recorded for such costs which may be incurred.

The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. While claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, the Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of counsel, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $86.4 million, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1994.

While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position or results of operations. See Note 9 of the Notes to Consolidated Financial Statements for further description of this contingency.

Income Tax Matters
------------------

The Company's net deferred income tax assets as of December 31, 1994, were $281.0 million, net of valuation allowances of $133.9 million. Approximately $125.1 million of these net deferred income tax assets relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use and the year the carryforwards expire, as well as the levels of taxable income necessary for utilization. The Company believes, based on the cyclical nature of its business, its history of prior operating earnings, and its expectations for future years, that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. A principal component of the remaining amount of

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

the net deferred income tax assets is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a thirty to forty-year period. The Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite the operating losses incurred in recent years. See
Note 6 of the Notes to Consolidated Financial Statements for a discussion of these and other income tax matters.

Trends
------

During 1994, the expansion of world economies increased the demand for aluminum. This factor, together with primary aluminum smelter cutbacks caused by previous excessive aluminum inventories and low prices, resulted in lower London Metal Exchange inventories of primary aluminum at year-end 1994 than at year-end 1993. Average Midwest U.S. transaction prices for aluminum increased from a low of $.504 per pound in November 1993 to $.915 per pound in December 1994. The Company expects to be profitable in 1995, considering KACC's hedging program in place at December 31, 1994.

Sensitivity to Prices and Hedging Programs
The Company's operating results are sensitive to changes in the prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree on the volume and mix of all products sold and on KACC's hedging strategies. Consequently, the Company has developed strategies to mitigate its exposure to possible declines in the market prices of alumina, primary aluminum, and fabricated aluminum products while retaining the ability to participate in favorable pricing environments that may materialize. KACC enters into a number of financial instruments with off-balance-sheet risk in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum, and fabricated aluminum products prices, and the cost of purchased commodities.

KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1994, KACC had net forward foreign exchange contracts totaling approximately $74.4 million for the purchase of
102.0 million Australian dollars through December 31, 1996.

To mitigate its exposure to declines in the market prices of alumina, primary aluminum, and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time, (i) varying quantities of KACC's anticipated production are sold forward at fixed prices; (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward;
(iii) option contracts are entered into to establish a price range KACC will receive for a portion of its primary aluminum and alumina; and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, in respect of its 1995 anticipated production, as of December 31, 1994, KACC had sold forward 170,950 metric tons of primary aluminum at fixed prices, purchased call options in respect of 69,000 metric tons of primary aluminum, purchased put options to establish a minimum price for 193,500 metric tons of primary aluminum, and entered into option contracts that established a price range for 90,000 metric tons of primary aluminum. KACC will not receive the benefit of market price increases to the extent (i) the quantity of production sold forward is greater than the tonnage covered by the

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)

purchased call options; (ii) market prices exceed the prices at which primary aluminum is sold forward, but are less than the strike price of the purchased call options, on the tonnage covered by the options; or (iii) market prices exceed the maximum of the price range on the tonnage covered by the option contracts entered to establish a price range.

In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward and option contracts. In this regard, at December 31, 1994, KACC had purchased 4,500 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through June 1995.

KACC has also entered into a natural gas pricing contract to fix future prices of a portion (20,000 million BTUs per day) of a plant's natural gas supply through March 1995.

At December 31, 1994, the net unrealized gain on KACC's position in forward foreign exchange was $3.5 million and the net unrealized loss on aluminum forward sales and option contracts and the natural gas pricing contract was $80.4 million, based on a price of $1,955 per metric ton of aluminum and $1.59 per million BTUs of natural gas. See
Note 10 of the Notes to Consolidated Financial Statements.

Since December 31, 1994, KACC has entered into:

     o Additional forward foreign exchange contracts totaling approximately $44.3 million for the purchase of 60.0 million Australian dollars from July 1995 through December 1996 in respect of its commitments for 1995 and 1996 expenditures denominated in Australian dollars.

     o Additional hedge positions in respect of its anticipated 1995 and 1996 production. As of the date of this report, KACC had sold forward an additional 121,025 metric tons of primary aluminum at fixed prices.

     o A natural gas pricing contract to fix future prices of a portion (20,000 million BTUs per day) of a plant's natural gas supply through September 1995.

At February 28, 1995, the net unrealized loss on KACC's position in forward foreign exchange was $.7 million, and the net unrealized loss on aluminum forward sales and option contracts and natural gas pricing contracts was $3.6 million, based on a price of $1,808 per metric ton of aluminum and $1.42 per million BTUs of natural gas.

Labor Matter
On February 17, 1995, KACC's approximately 3,000 hourly-paid employees represented by the United Steelworkers of America ("USWA") failed to ratify a proposed master labor agreement (47 months duration effective November 1, 1994 through September 30, 1998) with KACC which had been recommended for ratification by the USWA, and on February 20, 1995, a strike by such employees began which affected five plants: aluminum smelters at Tacoma and Mead (Spokane), Washington; a sheet and plate rolling mill at Trentwood (Spokane), Washington; an alumina refinery at Gramercy, Louisiana; and a rod and bar plant at Newark, Ohio. The strike continued for eight days until the agreement (including two technical modifications) was ratified by those employees on February 28, 1995. During the strike, operations at all five plant locations continued at various levels of production, and all five plants continued to ship product to customers. Management believes that the temporary disruptions to normal production and shipments resulting from the strike should not have a material adverse effect on the financial condition or results of operations of the Company for 1995 and that KACC's employee relations will continue to be satisfactory.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and the Board of Directors of Kaiser Aluminum
Corporation:

We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As explained in Note 1 of the Notes to Consolidated Financial
Statements, effective January 1, 1993, the Company changed its methods of accounting for postretirement benefits other than pensions, postemployment benefits, and income taxes.




Houston, Texas
February 17, 1995

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

                                                                                         December 31,
                                                                                     -------------------
(In millions of dollars, except share amounts)                                           1994       1993
--------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                          $   17.6   $   14.7
  Receivables:
    Trade, less allowance for doubtful receivables of $4.2 in 1994 and $2.9 in 1993     150.7      156.1
    Other                                                                                48.5       78.6
  Inventories                                                                           468.0      426.9
  Prepaid expenses and other current assets                                             158.0       60.7
                                                                                     --------   --------
    Total current assets                                                                842.8      737.0

Investments in and advances to unconsolidated affiliates                                169.7      183.2
Property, plant, and equipment - net                                                  1,133.2    1,163.7
Deferred income taxes                                                                   271.2      210.8
Other assets                                                                            281.2      233.2
                                                                                     --------   --------
    Total                                                                            $2,698.1   $2,527.9
                                                                                     ========   ========

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                                   $  152.1   $  126.3
  Accrued interest                                                                       32.6       23.6
  Accrued salaries, wages, and related expenses                                          77.7       56.1
  Accrued postretirement medical benefit obligation - current portion                    47.0       47.6
  Other accrued liabilities                                                             176.9      133.2
  Payable to affiliates                                                                  85.3       62.4
  Short-term borrowings                                                                               .5
  Long-term debt - current portion                                                       11.5        8.7
                                                                                     --------   --------
    Total current liabilities                                                           583.1      458.4

Long-term liabilities                                                                   495.5      501.8
Accrued postretirement medical benefit obligation                                       734.9      713.1
Long-term debt                                                                          751.1      720.2
Minority interests                                                                      116.2      105.0
Stockholders' equity:
  Preferred stock, par value $.05, authorized 20,000,000 shares;
    Series A Convertible, stated value $.10, issued and outstanding,
      1,938,295 in 1994 and 1993                                                           .2         .2
    PRIDES Convertible, par value $.05, issued and outstanding,
      8,855,550 and nil in 1994 and 1993                                                   .4
  Common stock, par value $.01, authorized 100,000,000 shares;
    issued and outstanding, 58,205,083 and 58,095,599 shares in 1994 and 1993              .6         .6
  Additional capital                                                                    527.8      425.9
  Accumulated deficit                                                                  (502.6)    (375.7)
  Additional minimum pension liability                                                   (9.1)     (21.6)
                                                                                     --------   --------
    Total stockholders' equity                                                           17.3       29.4
                                                                                     --------   --------
    Total                                                                            $2,698.1   $2,527.9
                                                                                     ========   ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

                                                                                    Year Ended December 31,
                                                                                ------------------------------
(In millions of dollars, except share amounts)                                      1994       1993       1992
--------------------------------------------------------------------------------------------------------------
Net sales                                                                       $1,781.5   $1,719.1   $1,909.1
                                                                                --------   --------   --------

Costs and expenses:
  Cost of products sold                                                          1,625.5    1,587.7    1,619.3
  Depreciation                                                                      95.4       97.1       80.3
  Selling, administrative, research and development, and general                   116.8      121.9      119.6
  Restructuring of operations                                                                  35.8
                                                                                --------   --------   --------
    Total costs and expenses                                                     1,837.7    1,842.5    1,819.2
                                                                                --------   --------   --------

Operating income (loss)                                                            (56.2)    (123.4)      89.9

Other income (expense):
  Interest and other income - net                                                   (7.3)       (.9)      20.9
  Interest expense                                                                 (88.6)     (84.2)     (78.7)
                                                                                --------   --------   --------
Income (loss) before income taxes, minority interests, extraordinary loss,
  and cumulative effect of changes in accounting principles                       (152.1)    (208.5)      32.1

Credit (provision) for income taxes                                                 53.8       86.9       (5.3)

Minority interests                                                                  (3.1)      (1.5)        .1
                                                                                --------   --------   --------

Income (loss) before extraordinary loss and cumulative effect of changes
  in accounting principles                                                        (101.4)    (123.1)      26.9

Extraordinary loss on early extinguishment of debt, net of tax benefit
  of $2.9 and $11.2 for 1994 and 1993, respectively                                 (5.4)     (21.8)

Cumulative effect of changes in accounting principles, net of tax benefit
  of $237.7                                                                                  (507.3)
                                                                                --------   --------   --------

Net income (loss)                                                                 (106.8)    (652.2)      26.9

Dividends on preferred stock                                                       (20.1)      (6.3)
                                                                                --------   --------   --------
Net income (loss) attributable to common shareholders                           $ (126.9)  $ (658.5)  $   26.9
                                                                                ========   ========   ========

Per common and common equivalent share:
  Income (loss) before extraordinary loss and cumulative effect of
    changes in accounting principles                                            $  (2.09)  $  (2.25)  $    .47
  Extraordinary loss                                                                (.09)      (.38)
  Cumulative effect of changes in accounting principles                                       (8.84)
                                                                                --------   --------   --------
  Net income (loss)                                                             $  (2.18)  $ (11.47)  $    .47
                                                                                ========   ========   ========

Weighted average common and common equivalent shares outstanding (000)            58,139     57,423     57,250
                                                                                ========   ========   ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                                      Year Ended December 31,
                                                                                     -------------------------
(In millions of dollars)                                                                1994     1993      1992
--------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                                  $(106.8) $(652.2)  $  26.9
  Adjustments to reconcile net income (loss) to net cash provided by (used for)
    operating activities:
      Depreciation                                                                      95.4     97.1      80.3
      Amortization of deferred financing costs and discount on long-term debt            6.2     11.2      11.5
      Non-cash postretirement medical benefit expenses                                  13.9     19.2
      Restructuring of operations                                                                35.8
      Minority interests                                                                 3.1      1.5       (.1)
      Extraordinary loss on early extinguishment of debt - net                           5.4     21.8
      Cumulative effect of changes in accounting principles - net                               507.3
      (Decrease) increase in accrued and deferred income taxes                         (68.8)   (96.4)      3.5
      Equity in losses of unconsolidated affiliates                                      1.9      3.3       1.9
      Recognition of previously deferred income from a forward alumina sale                       (.6)    (25.7)
      Increase (decrease) in accrued interest                                            9.3     19.2       (.3)
      Incurrence of financing costs                                                    (19.2)   (12.7)     (5.5)
      Decrease (increase) in receivables                                                36.4     (6.1)    (57.8)
      (Increase) decrease in inventories                                               (41.1)    13.0      58.7
      (Increase) decrease in prepaid expenses and other current assets                 (49.7)     7.4       7.6
      Increase (decrease) in accounts payable                                           25.8    (10.3)     (5.2)
      Increase (decrease) in payable to affiliates and accrued liabilities              36.9     57.7     (88.7)
      Other                                                                             10.0      8.0      19.2
                                                                                     -------  -------   -------
        Net cash (used for) provided by operating activities                           (41.3)    24.2      26.3
                                                                                     -------  -------   -------
Cash flows from investing activities:
  Net proceeds from disposition of property and investments                              4.1     13.1      26.1
  Capital expenditures                                                                 (70.0)   (67.7)   (114.4)
                                                                                     -------  -------   -------
        Net cash used for investing activities                                         (65.9)   (54.6)    (88.3)
                                                                                     -------  -------   -------

Cash flows from financing activities:
  Repayments of long-term debt, including revolving credit                            (345.1)(1,134.5)   (221.4)
  Borrowings of long-term debt, including revolving credit                             378.9  1,068.1     303.8
  Borrowings from MAXXAM Group Inc. (see supplemental disclosure below)                          15.0       2.5
  Tender premiums and other costs of early extinguishment of debt                               (27.1)
  Net short-term debt repayments                                                         (.5)    (4.3)     (1.5)
  Dividends paid                                                                       (14.8)    (6.3)    (11.4)
  Capital stock issued                                                                 100.1    119.3        .6
  Redemption of minority interests' preference stock                                    (8.5)    (4.2)     (7.3)
                                                                                     -------  -------   -------
      Net cash provided by financing activities                                        110.1     26.0      65.3

                                                                                     -------  -------   -------
Net increase (decrease) in cash and cash equivalents during the year                     2.9     (4.4)      3.3
Cash and cash equivalents at beginning of year                                          14.7     19.1      15.8
                                                                                     -------  -------   -------
Cash and cash equivalents at end of year                                             $  17.6  $  14.7   $  19.1
                                                                                     =======  =======   =======

Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized interest                                         $  73.1  $  53.7   $  68.1
  Income taxes paid                                                                     16.0     13.5       1.8
  Tax allocation payments to (from) MAXXAM Inc.                                         (3.9)              28.0
Supplemental disclosure of non-cash financing activities:
  Exchange of the borrowings from MAXXAM Group Inc. for capital stock                         $  15.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of dollars, except share amounts)

1.  Summary of Significant Accounting Policies
----------------------------------------------

Principles of Consolidation
The consolidated financial statements include the statements of Kaiser Aluminum Corporation ("Kaiser" or the "Company") and its majority-owned subsidiaries. Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated. The Company is a subsidiary of MAXXAM Inc. ("MAXXAM") and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). Certain reclassifications of prior-year information were made to conform to the current presentation.

Changes in Accounting Principles
The Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"), as of January 1, 1993. The costs of postretirement benefits other than pensions and postemployment benefits are now accrued over the period employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the changes in accounting principles for the adoption of SFAS 106 and SFAS 112 were recorded as charges to results of operations of $497.7 and $7.3, net of related income taxes of $234.2 and $3.5, respectively. These deferred income tax benefits were recorded at the federal statutory rate in effect on the date the accounting standards were adopted, before giving effect to certain valuation allowances. The new accounting standards had no effect on the Company's cash outlays for postretirement or postemployment benefits, nor did these one-time charges affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), as of January 1, 1993. The adoption of SFAS 109 changes the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes" ("APB 11"). The asset and liability approach requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle reduced the Company's results of operations by $2.3. The adoption of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisition by MAXXAM in October 1988. As a result of restating the assets and liabilities, the loss before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles for the year ended December 31, 1993, was increased by $9.3.

Cash and Cash Equivalents
The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Inventories
Substantially all product inventories are stated at last-in, first-out ("LIFO") cost, not in excess of market value. Replacement cost is not in excess of LIFO cost. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor, and manufacturing overhead, including depreciation. Inventories consist of the following:

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

                                                             December 31,
                                                           ---------------
                                                             1994     1993
                                                           ------   ------
Finished fabricated products                               $ 49.4   $ 83.7
Primary aluminum and work in process                        203.1    141.4
Bauxite and alumina                                         102.3     94.0
Operating supplies and repair and maintenance parts         113.2    107.8
                                                           ------   ------
                                                           $468.0   $426.9
                                                           ======   ======

Depreciation
Depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of assets. The principal estimated useful lives by class of assets are:

---------------------------------------------------------------------
Land improvements                                       8 to 25 years
Buildings                                              15 to 45 years
Machinery and equipment                                10 to 22 years


Other Income
Other income in 1994 and 1993 includes $10.3 and $10.8 of pre-tax charges related principally to establishing additional litigation and environmental reserves in the fourth quarters, respectively. Other income in 1992 includes $14.0 of pre-tax income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter.

Deferred Financing Costs
Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing. Amortization of deferred financing costs of $6.0, $11.2, and $10.9 for the years ended December 31, 1994, 1993, and 1992, respectively, are included in interest expense.

Foreign Currency
The Company uses the United States dollar as the functional currency for its foreign operations.

Derivative Financial Instruments
Gains and losses arising from the use of derivative financial instruments are reflected in the Company's operating results concurrently with the consummation of the underlying hedged transactions. Deferred gains or losses as of December 31, 1994, are included in Prepaid expenses and other current assets and Other accrued liabilities. The Company does not hold or issue derivative financial instruments for trading purposes (see Note 10).

Fair Value of Financial Instruments
The following table presents the estimated fair value of the Company's financial instruments, together with the carrying amounts of the related assets or liabilities. Unless otherwise noted, the carrying amount of all financial instruments is a reasonable estimate of fair value.

                                            December 31, 1994       December 31, 1993
                                           ------------------     --------------------
                                                    Estimated                Estimated
                                         Carrying        Fair     Carrying        Fair
                                           Amount       Value       Amount       Value
                                        ---------   ---------     --------   ---------

Debt                                       $762.6      $747.6       $728.9      $734.1
Foreign currency contracts                                3.5


KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Debt - The quoted market prices were used for the Senior Notes and 12-3/4% Notes (see Note 5). The fair value of all other debt is based on discounting the future cash flows using the current rate for debt of similar maturities and terms.

Foreign Currency Contracts - The fair value generally reflects the estimated amounts that the Company would receive to enter into similar contracts at the reporting date, thereby taking into account unrealized gains or losses on open contracts (see Note 10).

Net Income (Loss) per Common and Common Equivalent Share
Net income (loss) per common and common equivalent share is computed based on the weighted average number of common and common equivalent shares outstanding during each period. For the year ended December 31, 1994, common stock equivalents of 19,382,950 attributable to the Series A Shares, 8,855,550 shares attributable to the PRIDES, and 1,122,380 attributable to nonqualified stock options and for the year ended December 31, 1993, common stock equivalents of 19,382,950 attributable to the Series A Shares and 664,400 attributable to nonqualified stock options were excluded from the calculation of weighted average shares because they were antidilutive (see Notes 7 and 8). Dividends declared on the Series A Shares and the PRIDES ($20.1 and $6.3 for the years ended December 31, 1994 and 1993) are added to net loss for the purpose of calculating loss per common and common equivalent share.

2.  Restructuring of Operations
-------------------------------

In 1993, KACC implemented a restructuring plan primarily for its flat-rolled products operation at its Trentwood plant in response to overcapacity in the aluminum rolling industry, flat demand in the U.S. can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which had resulted in declining prices in Trentwood's key markets. As of December 31, 1994, the costs related to the 1993 pre-tax charge for this restructuring of $35.8 have been substantially incurred.

3.  Investments In and Advances To Unconsolidated Affiliates
------------------------------------------------------------

Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey Aluminium Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations is treated as a reduction (increase) in cost of products sold. At December 31, 1994 and 1993, KACC's net receivables from these affiliates were not material.

Summary of Combined Operations

                                          Year Ended December 31,
                                        ---------------------------
                                           1994      1993      1992
-------------------------------------------------------------------
Net sales                               $ 489.8   $ 510.3   $ 586.6
Costs and expenses                       (494.8)   (527.2)   (586.7)
Provision (credit) for income taxes        (6.3)      1.9       6.9
                                        -------   -------   -------
Net income (loss)                       $ (11.3)  $ (15.0)  $   6.8
                                        =======   =======   =======
Company's equity in losses              $  (1.9)  $  (3.3)  $  (1.9)
                                        =======   =======   =======

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


Summary of Combined Financial Position

                                                         December 31,
                                                       ---------------
                                                         1994     1993
----------------------------------------------------------------------
Current assets                                         $342.3   $312.3
Property, plant, and equipment - net                    349.4    371.1
Other assets                                             42.4     46.3
                                                       ------   ------
  Total assets                                         $734.1   $729.7
                                                       ======   ======

Current liabilities                                    $122.4   $130.4
Long-term debt                                          307.6    290.0
Other liabilities                                        31.0     17.8
Stockholders' equity                                    273.1    291.5
                                                       ------   ------
  Total liabilities and stockholders' equity           $734.1   $729.7
                                                       ======   ======

The Company's equity in losses differs from the summary net income
(loss) due to various percentage ownerships in the entities and equity method accounting adjustments.

At December 31, 1994, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $67.9. The Company is amortizing this amount over a 12-year period, which results in an annual amortization charge of approximately $11.6.

The Company and its affiliates have interrelated operations. KACC provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $219.7, $206.6, and $219.4 in the years ended December 31, 1994, 1993, and 1992, respectively. No dividends were received from investees in the three years ended December 31, 1994.


4.  Property, Plant, and Equipment
----------------------------------

The major classes of property, plant, and equipment are as follows:

                                                   December 31,
                                               -------------------
                                                   1994        1993
------------------------------------------------------------------
Land and improvements                          $  153.5    $  135.1
Buildings                                         196.8       194.8
Machinery and equipment                         1,285.0     1,223.0
Construction in progress                           45.0        64.9
                                               --------    --------
                                                1,680.3     1,617.8
Accumulated depreciation                          547.1       454.1
                                               --------    --------
  Property, plant, and equipment - net         $1,133.2    $1,163.7
                                               ========    ========

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

5.  Long-Term Debt
------------------

Long-term debt and its maturity schedule are as follows:

                                                                                             December 31,
                                                                                      2000  -------------
                                                                                       and    1994    1993
                                                      1995  1996  1997  1998  1999   After   Total   Total
---------------------------------------------------------------------------------------------------------
1994 Credit Agreement (10% at December 31, 1994)                              $6.7          $  6.7
1989 Credit Agreement (6.59% at December 31, 1993)                                                  $188.0
9-7/8% Senior Notes, net                                                            $223.6   223.6
Pollution Control and Solid Waste Disposal
  Facilities Obligations (6.00%-7.75%)               $ 1.2  $1.2  $1.3  $1.4    .2    32.8    38.1    39.2
Alpart CARIFA Loan (fixed and variable rates)                                         60.0    60.0    60.0
Alpart Term Loan (8.95%)                               6.2   6.3   6.2                        18.7    25.0
12-3/4% Senior Subordinated Notes                                                    400.0   400.0   400.0
Other borrowings (fixed and variable rates)            4.1   1.5   1.7   7.4    .4      .4    15.5    16.7
                                                     -----  ----  ----  ----  ----  ------  ------  ------
Total                                                $11.5  $9.0  $9.2  $8.8  $7.3  $716.8   762.6   728.9
Less current portion                                 =====  ====  ====  ====  ====  ======    11.5     8.7
                                                                                            ------  ------
  Long-term debt                                                                            $751.1  $720.2
                                                                                            ======  ======

1994 Credit Agreement
On February 17, 1994, the Company and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. (as agent for itself and other lenders), Bank of America National Trust and Savings Association, and certain other lenders (as amended, the "1994 Credit Agreement"). The 1994 Credit Agreement consists of a $275.0 five-year secured, revolving line of credit, scheduled to mature in 1999, and replaced the credit agreement entered into in December 1989 by the Company and KACC with a syndicate of commercial banks and other financial institutions (as amended, the "1989 Credit Agreement"). KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $275.0 or a borrowing base relating to eligible accounts receivable plus eligible inventory. The Company recorded a pre-tax extraordinary loss of $8.3 ($5.4 after taxes) in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the 1989 Credit Agreement. As of December 31, 1994, $202.5 (of which $59.3 could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1-1/2% or LIBO Rate (Reserve Adjusted) (as defined) plus 3-1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively), based on a financial test, determined quarterly.

The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. Neither the Company nor KACC currently is permitted to pay dividends on its common stock. The 1994 Credit Agreement is secured by, among other things,
(i) mortgages on KACC's major domestic plants (excluding the Gramercy plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

Senior Notes
Concurrent with the offering by the Company of its 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES") (see Note 8), KACC issued $225.0 of its 9-7/8% Senior Notes due 2002 (the "Senior Notes"). The net proceeds of the offering of the Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

Senior Subordinated Notes
On February 1, 1993, KACC issued $400.0 of 12-3/4% Senior Subordinated Notes due 2003 (the "12-3/4% Notes"). The net proceeds from the sale of the 12-3/4% Notes were used to retire the 14-1/4% Senior Subordinated Notes due 1995 (the "14-1/4% Notes"), to prepay $18.0 of the term loan, and to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0 in the first quarter of 1993, consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14-1/4% Notes and the payment of premiums on the 14-1/4% Notes.

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

Gramercy Revenue Bonds
In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), pursuant to which the Louisiana Parish issued $20.0 aggregate principal amount of its 7-3/4% Bonds due August 1, 2022 (the "Bonds") to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the Bond indenture. At December 31, 1994, $6.4 remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Bonds.

Alpart CARIFA Loan
In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. The Series A bonds bear interest at a floating rate of 87% of the applicable LIBID Rate (LIBOR less 1/8 of 1%) on $37.5 of the principal amount (5.2% at December 31, 1994) with the remaining $.5 bearing interest at a fixed rate of 6.35%. The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007, and bears interest at a fixed rate of 8.25%.

Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities, and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined in applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by the Company's minority partner in Alpart).

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

Capitalized Interest
Interest capitalized in 1994, 1993, and 1992 was $2.7, $3.4, and $4.4, respectively.


Restricted Net Assets of Subsidiary
Certain debt instruments restrict the ability of KACC to transfer assets, make loans and advances, and pay dividends to the Company. The assets of KACC, which are substantially all of the Company's assets, are restricted.

6.  Income Taxes
----------------

Income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles by geographic area is as follows:

                                          Year Ended December 31,
                                        ---------------------------
                                           1994      1993      1992
-------------------------------------------------------------------
Domestic                                $(168.4)  $(232.0)  $ (77.6)
Foreign                                    16.3      23.5     109.7
                                        -------   -------   -------
  Total                                 $(152.1)  $(208.5)  $  32.1
                                        =======   =======   =======


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

The credit (provision) for income taxes on income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles consists of:

                            Federal   Foreign   State     Total
---------------------------------------------------------------
1994  Current                          $(18.0)   $(.1)   $(18.1)
      Deferred                $71.2        .6      .1      71.9
                              -----    ------    ----    ------

        Total                 $71.2    $(17.4)           $ 53.8
                              =====    ======    ====    ======

1993  Current                 $12.6    $ (7.9)   $(.1)   $  4.6
      Deferred                 68.5      12.0     1.8      82.3
                              -----    ------    ----    ------
        Total                 $81.1    $  4.1    $1.7    $ 86.9
                              =====    ======    ====    ======

1992  Current                 $(9.7)   $(11.4)   $(.1)   $(21.2)
      Deferred                 13.1       3.3     (.5)     15.9
                              -----    ------    ----    ------
        Total                 $ 3.4    $ (8.1)   $(.6)   $ (5.3)
                              =====    ======    ====    ======

The 1994 federal deferred credit for income taxes of $71.2 includes $29.3 for the benefit of operating loss carryforwards generated in 1994. The 1993 federal deferred credit for income taxes of $68.5 includes $29.2 for the benefit of operating loss carryforwards generated in 1993 and a $3.4 benefit for increasing net deferred income tax assets (liabilities) as of the date of enactment (August 10, 1993) of the Omnibus Budget Reconciliation Act of 1993, which retroactively increased the federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993.

A reconciliation between the credit (provision) for income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles is as follows:

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

                                                                                      Year Ended December 31,
                                                                                     -------------------------
                                                                                      1994      1993      1992
--------------------------------------------------------------------------------------------------------------
Amount of federal income tax based on the statutory rate                             $53.2     $73.0    $(10.9)
Percentage depletion                                                                   5.6       6.4       6.3
Increase in net deferred income tax assets due to tax rate change                      1.8       3.4
Revision of prior years' tax estimates and other changes in valuation allowances        .2       3.9       2.9
Foreign taxes, net of federal tax benefit                                             (5.3)     (2.6)      (.4)
Financial reporting/tax basis differences                                                                 (3.0)
Other                                                                                 (1.7)      2.8       (.2)
                                                                                     -----     -----    ------
Credit (provision) for income taxes                                                  $53.8     $86.9    $ (5.3)
                                                                                     =====     =====    ======

As shown in the Statements of Consolidated Income (Loss) for the years ended December 31, 1994 and 1993, the Company reported extraordinary losses related to the early extinguishment of debt. The Company reported the 1994 extraordinary loss net of related deferred federal income taxes of $2.9 and reported the 1993 extraordinary loss net of related current federal income taxes of $11.2, which approximated the federal statutory rate in effect on the dates the transactions occurred.

The Company adopted SFAS 109 as of January 1, 1993, as discussed in
Note 1. The components of the Company's net deferred income tax assets are as follows:

                                                                    December 31,  December 31,
                                                                            1994          1993
----------------------------------------------------------------------------------------------
Deferred income tax assets:
  Postretirement benefits other than pensions                            $ 293.7       $ 285.4
  Loss and credit carryforwards                                            187.6         142.6
  Other liabilities                                                        109.6         105.2
  Pensions                                                                  51.0          60.6
  Foreign and state deferred income tax liabilities                         28.1          33.0
  Property, plant, and equipment                                            23.1          23.1
  Other                                                                      3.5          10.5
  Valuation allowances                                                    (133.9)       (133.5)
                                                                         -------       -------
    Total deferred income tax assets - net                                 562.7         526.9
                                                                         =======       =======
Deferred income tax liabilities:
  Property, plant, and equipment                                          (203.2)       (224.4)
  Investments in and advances to unconsolidated affiliates                 (63.8)        (60.6)
  Inventories                                                               (8.3)        (14.8)
  Other                                                                     (6.4)        (20.3)
                                                                         -------       -------
    Total deferred income tax liabilities                                 (281.7)       (320.1)
                                                                         -------       -------
Net deferred income tax assets                                           $ 281.0       $ 206.8
                                                                         =======       =======

The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions. As of December 31, 1994, approximately $125.1 of the net deferred income tax assets listed above relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use and the year the carryforwards expire, as well as the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes, based on the cyclical nature of its business, its history of prior operating earnings, and its

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


expectations for future years, that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of the Company's net deferred income tax assets at December 31, 1994, is approximately $155.9. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a 30- to 40-year period. If such deductions create or increase a net operating loss in any one year, the Company has the ability to carry forward such loss for 15 taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite the operating losses incurred in recent years.

Certain of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheet in the captions entitled Receivables, Prepaid expenses and other current assets, Other accrued liabilities, and Long-term liabilities.

The Company and its subsidiaries were included in the consolidated federal income tax returns of MAXXAM for the period from October 28, 1988, through June 30, 1993. As a consequence of the issuance of the Depositary Shares on June 30, 1993, as discussed in Note 8, the Company and its subsidiaries are no longer included in the consolidated federal income tax returns of MAXXAM. The Company and its subsidiaries have become members of a new consolidated return group of which the Company is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group files consolidated federal income tax returns for taxable periods beginning on or after July 1, 1993.

The tax allocation agreement between the Company and MAXXAM (the "Company Tax Allocation Agreement") and the tax allocation agreement between KACC and MAXXAM (the "KACC Tax Allocation Agreement") (collectively, the "Tax Allocation Agreements"), terminated pursuant to their terms, effective for taxable periods beginning after June 30, 1993. Any unused federal income tax attribute carryforwards under the terms of the Tax Allocation Agreements were eliminated and are not available to offset federal income tax liabilities for taxable periods beginning on or after July 1, 1993. Upon the filing of MAXXAM's 1993 consolidated federal income tax return, the tax attribute carryforwards of the MAXXAM consolidated return group as of December 31, 1993, were apportioned in part to the New Kaiser Tax Group, based on the provisions of the relevant consolidated return regulations. The benefit of such tax attribute carryforwards apportioned to the New Kaiser Tax Group approximated the benefit of tax attribute carryforwards eliminated under the Tax Allocation Agreements. To the extent the New Kaiser Tax Group generates unused tax losses or tax credits for periods beginning on or after July 1, 1993, such amounts will not be available to obtain refunds of amounts paid by the Company or KACC to MAXXAM for periods ending on or before June 30, 1993, pursuant to the Tax Allocation Agreements.

KACC and MAXXAM entered into the KACC Tax Allocation Agreement, which became effective as of October 28, 1988. Under the terms of the KACC Tax Allocation Agreement, MAXXAM computed the federal income tax liability for KACC and its subsidiaries (collectively, the "Subgroup") as if the Subgroup were a separate affiliated group of corporations which was never connected with MAXXAM. During 1991, the Company and MAXXAM entered into the Company Tax Allocation Agreement, which became effective as of January 1, 1991. Under the terms of the Company Tax Allocation Agreement, MAXXAM computed a tentative federal income tax liability for the Company as if it and its subsidiaries, including KACC and its subsidiaries, were a separate affiliated group of corporations which was never connected with MAXXAM. The federal income tax liability of the Company was the difference between the tentative federal income tax liability and the liability computed under the KACC Tax Allocation Agreement.

The provisions of the Tax Allocation Agreements will continue to govern for periods ended prior to July 1, 1993. Therefore, payments or refunds may still be required by or payable to the Company or KACC under the terms of their respective tax allocation agreements for these periods due to the final resolution of audits, amended returns, and related matters. However, the 1994 Credit Agreement prohibits the payment by KACC to MAXXAM of any amounts due under the KACC Tax

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

Allocation Agreement, except for certain payments that are required as a result of audits and only to the extent of any amounts paid after February 17, 1994, by MAXXAM to KACC under the KACC Tax Allocation Agreement.

The following table presents the Company's tax attributes for federal income tax purposes as of December 31, 1994. The utilization of certain of these tax attributes is subject to limitations:

                                                                   Expiring
                                                                    Through
---------------------------------------------------------------------------
Regular tax attribute carryforwards:
  Current year net operating loss                      $  83.7         2009
  Prior year net operating losses                        135.4         2008
  General business tax credits                            37.4         2006
  Foreign tax credits                                     42.2         1999
  Alternative minimum tax credits                         15.3   Indefinite

Alternative minimum tax attribute carryforwards:
  Current year net operating loss                      $  64.3         2009
  Prior year net operating losses                         84.4         2008
  Foreign tax credits                                     33.8         1999

7.  Employee Benefit and Incentive Plans
----------------------------------------

Retirement Plans
Retirement plans are non-contributory for salaried and hourly employees and generally provide for benefits based on a formula which considers length of service and earnings during years of service. The Company's funding policies meet or exceed all regulatory requirements.

The funded status of the employee pension benefit plans and the corresponding amounts that are included in the Company's Consolidated Balance Sheets are as follows:

                                                                                              Plans with Accumulated
                                                                                          Benefits Exceeding Assets<F1>
                                                                                                   December 31,
                                                                                                  1994         1993
-----------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
  Vested employees                                                                             $(663.9)     $(705.0)
  Nonvested employees                                                                            (41.1)       (40.1)
                                                                                               -------      -------
  Accumulated benefit obligation                                                                (705.0)      (745.1)
Additional amounts related to projected salary increases                                         (30.0)       (45.5)
                                                                                               -------      -------
Projected benefit obligation                                                                    (735.0)      (790.6)
Plan assets (principally common stocks and fixed income obligations) at fair value               524.6        569.8
                                                                                               -------      -------
Plan assets less than projected benefit obligation                                              (210.4)      (220.8)
Unrecognized net losses                                                                           42.5         75.7
Unrecognized net obligations                                                                        .8          1.6
Unrecognized prior-service cost                                                                   30.9         16.9
Adjustment required to recognize minimum liability                                               (42.9)       (47.7)
                                                                                               -------      -------
Accrued pension obligation included in the
  Consolidated Balance Sheets (principally in long-term liabilities)                           $(179.1)     $(174.3)
                                                                                               =======      =======

<F1>
Includes plans with assets exceeding accumulated benefits by approximately $.3 and $.1 in 1994 and 1993, respectively.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

As required by Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, the Company recorded an after-tax credit (charge) to equity of $12.5 and $(14.9) at December 31, 1994 and 1993, respectively, for the reduction (excess) of the minimum liability over the unrecognized net obligation and prior-service cost. These amounts were recorded net of the related income tax (provision) credit of $(7.3) and $8.7 as of December 31, 1994 and 1993, respectively, which approximated the federal and state statutory rates.

The components of net periodic pension cost are:


                                                     Year Ended December 31,
                                                   ---------------------------
                                                     1994       1993      1992
------------------------------------------------------------------------------
Service cost - benefits earned during the period   $ 11.2     $ 10.8    $ 11.0
Interest cost on projected benefit obligation        57.3       59.2      58.8
Return on assets:
  Actual gain                                         (.8)     (70.3)    (26.3)
  Deferred gain (loss)                              (53.0)      15.9     (31.2)
Net amortization and deferral                         4.1        2.3       2.1
                                                   ------     ------    ------
Net periodic pension cost                          $ 18.8     $ 17.9    $ 14.4
                                                   ======     ======    ======

Assumptions used to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year are:

                                                    1994      1993     1992
---------------------------------------------------------------------------
Discount rate                                      8.50%     7.50%    8.25%
Expected long-term rate of return on assets        9.50%    10.00%   10.00%
Rate of increase in compensation levels            5.00%     5.00%    5.00%

Postretirement Benefits Other Than Pensions
Kaiser adopted SFAS 106 to account for postretirement benefits other than pensions effective January 1, 1993 (see Note 1). The Company and its subsidiaries provide postretirement health care and life insurance benefits to eligible retired employees and their dependents. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company or its subsidiaries. These benefits are provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits.

The Company's accrued postretirement benefit obligation is composed of the following:

                                                                    December 31,
                                                                 -----------------
                                                                    1994      1993
----------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                       $(566.2)  $(629.3)
  Active employees eligible for postretirement benefits            (30.2)    (35.1)
  Active employees not eligible for postretirement benefits        (98.7)   (128.3)
                                                                 -------   -------
  Accumulated postretirement benefit obligation                   (695.1)   (792.7)
Unrecognized net (gains) losses                                    (55.0)     67.0
Unrecognized prior-service costs                                   (31.8)    (35.0)
                                                                 -------   -------

Accrued postretirement benefit obligation                        $(781.9)  $(760.7)
                                                                 =======   =======

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

The components of net periodic postretirement benefit cost are:

                                                       Year Ended
                                                      December 31,
                                                     -------------
                                                      1994    1993
------------------------------------------------------------------
Service cost                                         $ 8.2   $ 7.1
Interest cost                                         56.9    58.5
Amortization of prior service cost                    (3.2)
                                                     -----   -----

Net periodic postretirement benefit cost             $61.9   $65.6
                                                     =====   =====

The 1995 annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) are 9.5% and 8.0% for retirees under 65 and over 65, respectively, and are assumed to decrease gradually to 5.5% in 2007 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1994, by approximately $79.8 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by approximately $9.5. The weighted average discount rate used to determine the accumulated postretirement benefit obligation at December 31, 1994 and 1993, was 8.5% and 7.5%, respectively.

Postemployment Benefits
Kaiser adopted the new accounting standard on postemployment benefits effective January 1, 1993 (see Note 1). The Company provides certain benefits to former or inactive employees after employment but before retirement.

Incentive Plans
Effective January 1, 1989, the Company and KACC adopted an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees of the Company, KACC, and their consolidated subsidiaries. All compensation vested as of December 31, 1992, under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of the Company as of December 31, 1993. Under the LTIP, as amended, 764,092 restricted shares were distributed to six Company executives during 1993 for benefits generally earned but not vested as of December 31, 1992. These shares generally will vest at the rate of 25% per year. The Company will record the related expense of $6.5 over the four-year period ending December 31, 1996. In 1993, the Company adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock were reserved for awards or for payment of rights granted under the Plan, of which 504,044 shares were available to be awarded at December 31, 1994. Under the Kaiser 1993 Omnibus Stock Incentive Plan, 102,564 restricted shares were distributed to two Company executives during 1994, which will vest at the rate of 25% per year. The Company will record the related expense of $1.0 over the four-year period ending December 31, 1998.

In 1993 and 1994, the Compensation Committee of the Board of Directors approved the award of "nonqualified stock options" to members of management other than those participating in the LTIP. These options generally will vest at the rate of 20-25% per year. Information relating to nonqualified stock options is shown below:

                                                                                     1994      1993
---------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                                  664,400
Granted                                                                           494,800   664,400
Exercised (at $7.25 per share)                                                     (6,920)
Expired or forfeited                                                              (29,900)
                                                                                ---------   -------
Outstanding at end of year (prices ranging from $7.25 to $12.75 per share)      1,122,380   664,400
                                                                                =========   =======

Exercisable at end of year                                                        119,980
                                                                                =========

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

Effective January 1, 1990, KACC adopted an unfunded Middle Management Long-Term Incentive Plan. KACC also has a supplemental savings and retirement plan for salaried employees, under which the participants contribute a percentage of their base salaries.

The Company's expense for the above plans was $6.1, $5.3, and $6.6 for the years ended December 31, 1994, 1993, and 1992, respectively.


8.  Stockholders' Equity and Minority Interests
-----------------------------------------------

Changes in stockholders' equity and minority interests were:

                                                     Minority Interests                Stockholders' Equity
                                                     ------------------  ------------------------------------------------
                                                                                                      Retained
                                                                                                      Earnings Additional
                                                     Redeemable                                         (Accu-    Minimum
                                                     Preference          Preferred Common Additional   mulated    Pension
                                                          Stock  Other       Stock  Stock    Capital  Deficit)  Liability
-------------------------------------------------------------------------------------------------------------------------
BALANCE, JANUARY 1, 1992                                  $34.8  $74.1              $  .6     $287.9   $ 267.3
  Net income                                                                                              26.9
  Redeemable preference stock:
    Accretion                                               5.1
    Stock redemption                                       (7.1)
  Dividends on common stock                                                                              (11.4)
  Conversions (2,405 preference shares into cash)                  (.2)
  Common stock issued                                                                             .6
  Minority interest in majority-owned subsidiaries                (1.8)
  Additional minimum pension liability                                                                             $(6.7)
                                                          -----  -----              -----     ------   -------     -----
BALANCE, DECEMBER 31, 1992                                 32.8   72.1                 .6      288.5     282.8      (6.7)
  Net loss                                                                                              (652.2)
  Redeemable preference stock:
    Accretion                                               4.8
    Stock redemption                                       (4.0)
  Conversions (1,967 preference shares into cash)                  (.2)
  Common stock issued                                                                            3.3
  Preferred stock issued                                                     $  .2             134.1
  Dividends on preferred stock                                                                            (6.3)
  Minority interest in majority-owned subsidiaries                 (.5)
  Additional minimum pension liability                                                                             (14.9)
                                                          -----  -----       -----  -----     ------   -------    ------
BALANCE, DECEMBER 31, 1993                                 33.6   71.4          .2     .6      425.9    (375.7)    (21.6)
  Net loss                                                                                              (106.8)
  Redeemable preference stock:
    Accretion                                               4.0
    Stock redemption                                       (8.5)
  Common stock issued                                                                            2.2
  Preferred stock issued                                                        .4              99.7
  Dividends on preferred stock                                                                           (20.1)
  Minority interest in majority-owned subsidiaries                15.7
  Reduction of minimum pension liability                                                                            12.5
                                                          -----  -----       -----  -----     ------    ------     ------
BALANCE, DECEMBER 31, 1994                                $29.1  $87.1       $  .6  $  .6     $527.8   $(502.6)   $ (9.1)
                                                          =====  =====       =====  =====     ======   =======    ======


KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

Redeemable Preference Stock
In March 1985, KACC entered into a three-year agreement with the United Steelworkers of America (USWA) whereby shares of a new series of "Cumulative (1985 Series A) Preference Stock" would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of "Cumulative (1985 Series B) Preference Stock." Series A Stock and Series B Stock ("Series A and B Stock") each have a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any.

For financial reporting purposes, Series A and B Stock were recorded at fair market value when issued, based on independent appraisals, with a corresponding charge to compensation cost. Carrying values have been increased each year to recognize accretion of redemption values and, in certain years, there have been other increases for reasons described below. Changes in Series A and B Stock are shown below.

                                   1994         1993        1992
----------------------------------------------------------------
Shares:
  Beginning of year           1,081,548    1,163,221   1,305,550
  Redeemed                     (169,381)     (81,673)   (142,329)
                              ---------    ---------   ---------
  End of year                   912,167    1,081,548   1,163,221
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

Redemption fund agreements require KACC to make annual payments by March 31 each year based on a formula tied to consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1993 and 1994, KACC contributed $4.3 for each of the years 1992 and 1993, and will contribute $4.3 in March 1995 for 1994.

Under the USWA labor contract effective November 1, 1990, KACC was obligated to offer to purchase up to 80 shares of Series A Stock from each active participant in 1991 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 40 shares from each participant in 1994. The employees could elect to receive their shares, accept cash, or place the proceeds into KACC's 401(k) savings plan. Under separate action, KACC also offered to purchase 80 shares of Series B Stock from active participants in 1991 and 40 shares in 1994. Under the provisions of these contracts, in February 1994, KACC purchased $4.6 and $.8 of the Series A and B Stock, respectively.

Under the USWA labor contract effective November 1, 1994, KACC is obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1995 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 80 shares from each participant in 1998. In addition, if a profitability test is satisfied for either 1995 or 1996, KACC will offer to purchase from each active participant an additional 20 shares of such preference stock held in the stock ownership plan for the benefit of substantially the same employees in either 1996 or 1997. The employees could elect to receive their shares, accept cash, or place the proceeds into KACC's 401(k) savings plan. KACC will provide comparable purchases of Series B Stock from active participants.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

The Series A and B Stock is distributed in the event of death, retirement, or in other specified circumstances. KACC also may redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at redemption value to the extent funds are available in the redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985, at redemption value on a five-year installment basis, with interest at market rates. The obligation of KACC to make such installment payments must be secured.

The Series A and B Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Series A and B Stock restricts the ability of KACC to redeem or pay dividends on common stock if KACC is in default on any dividends payable on the Series A and B Stock.

Preference Stock
KACC Cumulative Convertible Preference Stock, $100 par value ("$100 Preference Stock"), restricts acquisition of junior stock and payment of dividends. At December 31, 1994, such provisions were less restrictive as to the payment of cash dividends than the 1994 Credit Agreement provisions. KACC has the option to redeem the $100 Preference Stocks at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stocks.

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

                                                   December 31,
                                                  --------------
                                                    1994     1993
----------------------------------------------------------------
4-1/8%                                             3,657    3,921
4-3/4% (1957 Series)                               2,605    2,623
4-3/4% (1959 Series)                              13,534   13,605
4-3/4% (1966 Series)                               3,640    3,890

Preferred Stock
Series A Convertible - On June 30, 1993, Kaiser issued 17,250,000 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the issuance of the Depositary Shares, MAXXAM Group Inc. ("MGI"), a wholly owned subsidiary of MAXXAM, exchanged a $15.0 promissory note of KACC (the "MAXXAM Note") for an additional 2,132,950 Depositary Shares. On August 4, 1993, MGI transferred the 2,132,950 Depositary Shares to MAXXAM in exchange for satisfaction of a $15.0 promissory note evidencing a cash loan made to MGI by MAXXAM in January 1993. MAXXAM sold 1,239,400 of the Depositary Shares during 1994.

The net cash proceeds from the sale of Depositary Shares were approximately $119.3. Kaiser used $37.8 of such net proceeds to make a non-interest-bearing loan to KACC evidenced by an intercompany note, which matures on June 29, 1996, and is payable in quarterly installments. The intercompany note is designed to provide sufficient funds to Kaiser to enable it to make dividend payments on the Series A Shares until June 30, 1996, the date on which the outstanding Series A Shares are mandatorily converted into shares of the Company's common stock. Kaiser used $81.5 of such net proceeds and the MAXXAM Note to make a capital contribution to KACC. KACC used $13.7 of the funds it received from Kaiser to prepay the remaining balance of the term loan

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

under the 1989 Credit Agreement and $105.6 of such funds to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement.

The owners of Depositary Shares are entitled to receive (when, as, and if the Board of Directors declares dividends on the Series A Shares) cumulative preferential cash dividends from the date of issue, accruing at the rate of $.65 per annum for each of the Depositary Shares, payable quarterly in arrears on the last day of each March, June, September, and December, commencing September 30, 1993. Holders of Depositary Shares (based on the voting rights of the Series A Shares) have one vote for each Depositary Share held of record, except as required by law, and are entitled to vote with the holders of common stock on all matters submitted to a vote of common stockholders.

On June 30, 1996, each of the outstanding Depositary Shares automatically will convert (upon the automatic conversion of the Series A Shares) into one share of common stock, plus the right to receive an amount in cash equal to the accrued and unpaid dividends payable with respect to such Depositary Share. Automatic conversion of the outstanding Depositary Shares (and the Series A Shares) will occur upon certain mergers or consolidations of the Company (as defined). At any time or from time to time prior to June 30, 1996, the Company may call the outstanding Depositary Shares (by calling the Series A Shares) for redemption, in whole or in part, at a call price per Depositary Share initially equal to $12.46, declining by $.0018 on each day following the date of issue to $10.624 on April 30, 1996, and equal to $10.51 thereafter, payable in shares of common stock having an aggregate Current Market Price (as defined) equal to the applicable call price, plus an amount in cash equal to all accrued and unpaid dividends payable with respect to such Depositary Share.

PRIDES Convertible - In the first quarter of 1994, the Company consummated the public offering of 8,855,550 shares of the PRIDES. The net proceeds from the sale of the shares of PRIDES were approximately $100.1. The Company used such net proceeds to make non-interest-bearing loans to KACC in the aggregate principal amount of $33.2 (the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until December 31, 1997, the date on which the outstanding PRIDES will be mandatorily converted into shares of the Company's common stock), evidenced by intercompany notes, and used the balance of such net proceeds to make capital contributions to KACC in the aggregate amount of $66.9.

Holders of shares of PRIDES are entitled to receive (when, as, and if the Board of Directors declares dividends on the PRIDES) cumulative preferential cash dividends at a rate per annum of 8.255% of the per share offering price (equivalent to $.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears on the last day of March, June, September, and December of each year. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of common stock and together with the holders of any other classes or series of stock (including the Series A Shares) who are entitled to vote in such manner on all matters submitted to a vote of common stockholders.

On December 31, 1997, unless either previously redeemed or converted at the option of the holder, each of the outstanding shares of PRIDES will mandatorily convert into one share of the Company's common stock, subject to adjustment in certain events, and the right to receive an amount in cash equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record on a prior date).

Shares of PRIDES are not redeemable prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of common stock equal to (A) the sum of $11.9925, declining after December 31, 1996, to $11.75 until December 31, 1997, plus, in the event the Company does not elect to pay cash dividends to the redemption date, all accrued and unpaid dividends thereon divided by (B) the Current Market Price (as defined)

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

on the applicable date of determination, but in no event less than .8333 of a share of common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of common stock (equivalent to a conversion price of $14.10 per share of common stock), subject to adjustment in certain events. The number of shares of common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the common stock from time to time.

Dividends on Common Stock
The Company paid cash dividends on common stock of $2.9 in each quarter of 1992. As required under the 1989 Credit Agreement, on December 15, 1992, KACC issued a Pay-in-Kind Note (the "PIK Note") to MGI in the principal amount of $2.5, representing the entire amount of the dividend received by MGI in respect of the shares of the Company's common stock which it owned. The PIK Note bears interest, compounded semiannually, at a rate equal to 12% per annum, and is due and payable, together with accrued interest thereon, on June 30, 1995.

The indentures governing the Senior Notes and the 12-3/4% Notes restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, Kaiser's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Under the most restrictive of these covenants, neither the Company nor KACC currently is permitted to pay dividends on its common stock.

At December 31, 1994, 28,000,000 shares of the Company's common stock owned by MAXXAM were pledged as security for debt issued by MGI, consisting of $100.0 aggregate principal amount of 11-1/4% Senior Secured Notes due 2003 and $126.7 aggregate principal amount of 12-1/4% Senior Secured Discount Notes due 2003.

9.  Commitments and Contingencies
---------------------------------

Commitments
KACC has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 10), letters of credit, and guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1994, is $78.7, due in 1997. The KACC share of payments, including operating costs and certain other expenses under the agreement, was $85.6, $86.7, and $99.2 for the years ended December 31, 1994, 1993, and 1992, respectively. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

Minimum rental commitments under operating leases at December 31, 1994, are as follows: years ending December 31, 1995 - $22.1; 1996 - $21.5; 1997 - $21.0; 1998 - $24.1; 1999 - $30.4; thereafter - $213.9.
The future minimum rentals receivable under noncancelable subleases was $73.2 at December 31, 1994.

Rental expenses were $26.8, $29.0, and $26.2 for the years ended
December 31, 1994, 1993, and 1992, respectively.

Environmental Contingencies
The Company and KACC are subject to a wide variety of environmental laws and regulations and to fines or penalties assessed for alleged breaches of the environmental laws and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

Liability Act of 1980, as amended by the Superfund Amendments
Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 1994, 1993, and 1992:

                                              1994     1993    1992
-------------------------------------------------------------------
Balance at beginning of period               $40.9    $46.4   $51.5
Additional amounts                             2.8      1.7     4.5
Less expenditures                             (3.6)    (7.2)   (9.6)
                                             -----    -----   -----
Balance at end of period                     $40.1    $40.9   $46.4
                                             =====    =====   =====

These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $11.0 for the years 1995 through 1999 and an aggregate of approximately $11.0 thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established, or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to approximately $20.0. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Asbestos Contingencies
KACC is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At December 31, 1994, the number of such lawsuits pending was approximately 25,200 with approximately 14,300 received and 12,500 settled or dismissed in 1994.

Based on prior experience, KACC estimates that annual future cash payments in connection with such litigation will be approximately $11.0 to $14.0 for the years 1995 through 1999, and an aggregate of approximately $95.0 thereafter through 2007. Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2007. The Company does not presently believe there is a reasonable basis for estimating such costs beyond 2007 and, accordingly, no accrual has been recorded for such costs which may be incurred. This accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, the current state of case law related to asbestos claims, the advice of counsel, and the anticipated effects of inflation and discounting at

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

an estimated risk-free rate (8% at December 31, 1994). Accordingly, an asbestos-related cost accrual of $102.0 is included primarily in Long-term liabilities at December 31, 1994. The aggregate amount of the undiscounted liability at December 31, 1994 is $158.1, before considerations for insurance recoveries.

The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. While claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, the Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of counsel, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $86.4, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1994.

While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and the insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of the asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Other Contingencies
The Company or KACC is involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position or results of operations.

10.  Derivative Financial Instruments and Related Hedging Programs
------------------------------------------------------------------

KACC enters into a number of financial instruments with off-balance-sheet risk in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum, and fabricated aluminum products prices, and the cost of purchased commodities.

KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1994, KACC had net forward foreign exchange contracts totaling approximately $74.4 for the purchase of 102.0 Australian dollars through December 31, 1996.

To mitigate its exposure to declines in the market prices of alumina, primary aluminum, and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time, (i) varying quantities of KACC's anticipated production are sold forward at fixed prices; (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward;
(iii) option contracts are entered into to establish a price range

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

KACC will receive for a portion of its primary aluminum and alumina; and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, in respect of its 1995 anticipated production, as of December 31, 1994, KACC had sold forward 170,950 metric tons of primary aluminum at fixed prices, purchased call options in respect of 69,000 metric tons of primary aluminum, purchased put options to establish a minimum price for 193,500 metric tons of primary aluminum, and entered into option contracts that established a price range for 90,000 metric tons of primary aluminum. KACC will not receive the benefit of market price increases to the extent (i) the quantity of production sold forward is greater than the tonnage covered by the purchased call options; (ii) market prices exceed the prices at which primary aluminum is sold forward, but are less than the strike price of the purchased call options, on the tonnage covered by the options; or (iii) market prices exceed the maximum of the price range on the tonnage covered by the option contracts entered to establish a price range.

In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward and option contracts. In this regard, at December 31, 1994, KACC had purchased 4,500 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through June 1995.

KACC has also entered into a natural gas pricing contract to fix future prices of a portion (20,000 million BTUs per day) of a plant's natural gas supply through March 1995.

At December 31, 1994, the net unrealized gain on KACC's position in forward foreign exchange was $3.5 and the net unrealized loss on aluminum forward sales and option contracts and the natural gas pricing contract was $80.4, based on a price of $1,955 per metric ton of aluminum and $1.59 per million BTUs of natural gas.

The Company has established margin accounts with its counterparties related to aluminum forward sales and option contracts. The Company is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1994, the Company had $50.5 on deposit with various counterparties in respect of such unrealized losses. This amount is recorded in Prepaid expenses and other current assets.

KACC is exposed to credit risk in the event of non-performance by other parties to these currency and commodity contracts, but KACC does not anticipate non-performance by any of these counterparties, given their credit worthiness. When appropriate, KACC arranges master netting agreements.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

11.  Segment and Geographical Area Information

Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.

The aggregate foreign currency gain included in determining net income was $.8, $4.9, and $12.0 for the years ended December 31, 1994, 1993, and 1992, respectively.

Sales of more than 10% of total revenue to a single customer were $58.2, $40.7, and $135.3 of bauxite and alumina and $147.7, $145.7, and $144.9 of aluminum processing for the years ended December 31, 1994, 1993, and 1992.

Export sales were less than 10% of total revenue during the years ended December 31, 1994, 1993, and 1992, respectively.

Geographical area information relative to operations is summarized as follows:

                                     Year Ended                                      Other
                                    December 31,    Domestic  Caribbean   Africa   Foreign  Eliminations     Total
------------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers         1994    $1,263.2     $169.9   $180.0    $168.4                $1,781.5
                                            1993     1,177.8      155.4    207.5     178.4                 1,719.1
                                            1992     1,285.0      170.1    263.5     190.5                 1,909.1

Sales and transfers among                   1994                 $ 98.7             $139.4       $(238.1)
  geographic areas                          1993                   88.2               79.6        (167.8)
                                            1992                   90.1               86.5        (176.6)
Equity in income (losses) of                1994    $     .2                        $ (2.1)               $   (1.9)
  unconsolidated affiliates                 1993                                      (3.3)                   (3.3)
                                            1992                                      (1.9)                   (1.9)

Operating income (loss)                     1994    $ (128.8)    $  9.9   $ 18.3    $ 44.4                $  (56.2)
                                            1993      (145.9)     (11.8)    21.9      12.4                  (123.4)
                                            1992       (36.9)      26.5     65.4      34.9                    89.9

Investment in and advances to               1994    $    1.2     $ 28.8             $139.7                $  169.7
  unconsolidated affiliates                 1993         1.0       30.5              151.7                   183.2

Identifiable assets                         1994    $1,933.8     $364.8   $200.0    $199.5                $2,698.1
                                            1993     1,758.0      360.4    223.0     186.5                 2,527.9

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

Financial information by industry segment at December 31, 1994 and 1993, and for the years ended December 31, 1994, 1993, and 1992, is as follows:

                                      Year Ended   Bauxite &    Aluminum
                                    December 31,     Alumina  Processing  Corporate      Total
----------------------------------------------------------------------------------------------

Net sales to unaffiliated customers         1994      $432.5    $1,349.0              $1,781.5
                                            1993       423.4     1,295.7               1,719.1
                                            1992       466.5     1,442.6               1,909.1

Intersegment sales                          1994      $146.8                          $  146.8
                                            1993       129.4                             129.4
                                            1992       179.9                             179.9

Equity in earnings (losses) of              1994      $ (4.7)   $    2.6     $   .2   $   (1.9)
  unconsolidated affiliates                 1993        (2.5)        (.8)                 (3.3)
                                            1992         1.8        (3.7)                 (1.9)

Operating income (loss)                     1994      $ 19.8    $   (8.4)    $(67.6)  $  (56.2)
                                            1993        (4.5)      (46.3)     (72.6)    (123.4)
                                            1992        62.6       104.9      (77.6)      89.9

Effect of changes in accounting principles
  on operating income (loss)
     SFAS 106                               1993      $ (2.0)   $  (16.1)    $ (1.1)  $  (19.2)
     SFAS 109                               1993        (7.7)       (7.8)        .3      (15.2)

Depreciation                                1994      $ 33.5    $   59.1     $  2.8   $   95.4
                                            1993        35.3        59.9        1.9       97.1
                                            1992        29.8        49.0        1.5       80.3

Capital expenditures                        1994      $ 28.9    $   39.9     $  1.2   $   70.0
                                            1993        35.3        31.2        1.2       67.7
                                            1992        50.8        39.4       24.2      114.4

Investment in and advances to               1994      $136.6    $   31.9     $  1.2   $  169.7
  unconsolidated affiliates                 1993       151.5        30.7        1.0      183.2

Identifiable assets                         1994      $749.6    $1,242.3     $706.2   $2,698.1
                                            1993       734.0     1,214.9      579.0    2,527.9

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

FIVE-YEAR FINANCIAL DATA
CONSOLIDATED BALANCE SHEETS
                                                                         December 31,
                                                       ------------------------------------------------
(In millions of dollars)                                   1994      1993      1992      1991      1990
-------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                            $   17.6  $   14.7  $   19.1  $   15.8  $   23.9
  Receivables                                             199.2     234.7     270.0     218.8     227.5
  Inventories                                             468.0     426.9     439.9     498.6     523.9
  Prepaid expenses and other current assets               158.0      60.7      37.0      84.0      36.1
                                                       --------  --------  --------  --------  --------
    Total current assets                                  842.8     737.0     766.0     817.2     811.4
                                                       --------  --------  --------  --------  --------

Investments in and advances to unconsolidated
  affiliates                                              169.7     183.2     150.1     161.9     184.5
Property, plant, and equipment - net                    1,133.2   1,163.7   1,066.8   1,014.5     970.3
Deferred income taxes                                     271.2     210.8
Other assets                                              281.2     233.2     189.7     140.5     152.3
                                                       --------  --------  --------  --------  --------
    Total                                              $2,698.1  $2,527.9  $2,172.6  $2,134.1  $2,118.5
                                                       ========  ========  ========  ========  ========
Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable and accruals                        $  439.3  $  339.7  $  351.4  $  461.6  $  432.1
  Accrued postretirement medical benefit obligation -
    current portion                                        47.0      47.6
  Payable to affiliates                                    85.3      62.4      78.4      87.1      82.4
  Long-term debt - current portion                         11.5       8.7      25.9      26.3      32.5
                                                       --------  --------  --------  --------  --------
    Total current liabilities                             583.1     458.4     455.7     575.0     547.0

Long-term liabilities                                     495.5     501.8     281.7     212.9     310.8
Accrued postretirement medical benefit obligation         734.9     713.1
Long-term debt                                            751.1     720.2     765.1     681.5     631.5
Note payable to parent                                                                            150.0
Minority interests                                        116.2     105.0     104.9     108.9     123.2

Stockholders' equity:
  Preferred stock                                            .6        .2
  Common stock                                               .6        .6        .6        .6        .5
  Additional capital                                      527.8     425.9     288.5     287.9     140.9
  Retained earnings (accumulated deficit)                (502.6)   (375.7)    282.8     267.3     214.6
  Additional minimum pension liability                     (9.1)    (21.6)     (6.7)
                                                       --------  --------  --------  --------  --------
    Total stockholders' equity                             17.3      29.4     565.2     555.8     356.0
                                                       --------  --------  --------  --------  --------
    Total                                              $2,698.1  $2,527.9  $2,172.6  $2,134.1  $2,118.5
                                                       ========  ========  ========  ========  ========

Debt-to-capital ratio<F1>                                  82.4      81.3      54.1      51.5      51.1<F2>

<F1>
Total debt as a ratio of total debt, deferred income tax liabilities, minority interests, and stockholders' equity.
<F2>
Excludes the effect of a $150.0 dividend paid in the form of an intercompany promissory note to parent.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

FIVE-YEAR FINANCIAL DATA
STATEMENTS OF CONSOLIDATED INCOME (LOSS)
                                                                 Year Ended December 31,
                                                  ---------------------------------------------------
(In millions of dollars, except share amounts)        1994       1993       1992       1991      1990
-----------------------------------------------------------------------------------------------------
Net sales                                         $1,781.5   $1,719.1   $1,909.1   $2,000.8  $2,095.0
                                                  --------   --------   --------   --------  --------
Costs and expenses:
  Cost of products sold                            1,625.5    1,587.7    1,619.3    1,594.2   1,525.2
  Depreciation                                        95.4       97.1       80.3       73.2      70.5
  Selling, administrative, research and
    development, and general                         116.8      121.9      119.6      117.4     123.2
  Restructuring of operations                                    35.8
                                                  --------   --------   --------   --------  --------
    Total costs and expenses                       1,837.7    1,842.5    1,819.2    1,784.8   1,718.9
                                                  --------   --------   --------   --------  --------

Operating income (loss)                              (56.2)    (123.4)      89.9      216.0     376.1

Other income (expense):
  Interest and other income - net                     (7.3)       (.9)      20.9       20.3      17.6
  Interest expense                                   (88.6)     (84.2)     (78.7)     (93.9)    (96.6)
                                                  --------   --------   --------   --------  --------
Income (loss) before income taxes, minority
  interests, extraordinary loss and cumulative
  effect of changes in accounting principles        (152.1)    (208.5)      32.1      142.4     297.1

Credit (provision) for income taxes                   53.8       86.9       (5.3)     (32.4)    (75.6)

Minority interests                                    (3.1)      (1.5)        .1       (1.6)     (7.8)
                                                  --------   --------   --------   --------  --------
Income (loss) before extraordinary loss and
  cumulative effect of changes in accounting
  principles                                        (101.4)    (123.1)      26.9      108.4     213.7

Extraordinary loss on early extinguishment of
  debt, net of tax benefit of $2.9 and $11.2
  for 1994 and 1993, respectively                     (5.4)     (21.8)

Cumulative effect of changes in accounting
  principles net of tax benefit of $237.7                      (507.3)
                                                  --------   --------   --------   --------  --------
Net income (loss)                                 $ (106.8)  $ (652.2)  $   26.9   $  108.4  $  213.7
                                                  ========   ========   ========   ========  ========
Per common and common equivalent share:
  Net income (loss)                               $  (2.18)  $ (11.47)  $    .47   $   2.03  $   4.27
  Dividends declared                                                         .20       1.10      3.00



KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

QUARTERLY FINANCIAL DATA (UNAUDITED)
                                                                                 Quarter Ended
                                                                ----------------------------------------------
(In millions of dollars, except share amounts)                  March 31   June 30  September 30   December 31
--------------------------------------------------------------------------------------------------------------
1994
   Net sales                                                      $415.1    $459.5        $461.1        $445.8
   Operating loss                                                   25.6      14.2           6.9           9.5
   Loss before extraordinary loss                                   29.3      23.6          20.8          27.7 <F1>
   Extraordinary loss - net                                          5.4
   Net loss                                                         34.7      23.6          20.8          28.4
   Per common and common equivalent share:
     Loss before extraordinary loss                                  .58       .50           .45           .57
     Extraordinary loss - net                                        .09
     Net loss                                                        .67       .50           .45           .57
   Common stock market price:
     High                                                         12-1/2    10-1/2        11-5/8        12-3/8
     Low                                                           9         8-1/4         9-1/2         9-3/4

1993
   Net sales                                                      $442.6    $432.2        $428.4        $415.9
   Operating loss                                                    9.7      14.2          17.5          82.0 <F2>
   Loss before extraordinary loss and cumulative effect of
     changes in accounting principles                               16.6      19.4          21.0          66.1 <F1>
   Extraordinary loss - net                                         21.8
   Cumulative effect of changes in accounting principles - net     507.3
   Net loss                                                        545.7      19.4          21.0          66.1
   Per common and common equivalent share:
     Loss before extraordinary loss and cumulative effect of
       changes in accounting principles                              .29       .34           .42          1.20
     Extraordinary loss - net                                        .38
     Cumulative effect of changes in accounting principles - net    8.85
     Net loss                                                       9.52       .34           .42          1.20
   Common stock market price:
     High                                                          9-7/8     8             8-5/8        10-1/2
     Low                                                           7-3/8     6-3/8         6-5/8         6-7/8


<F1>
Includes pre-tax charges of approximately $10.3 and $10.8 principally related to establishing additional litigation and environmental reserves in the fourth quarters of 1994 and 1993, respectively.

<F2>
Includes pre-tax charges of approximately $35.8 related to the restructuring of operations and $19.4 because of a reduction in the carrying value of inventories.

                                   56