Form 10-K, Exhibit 13
period 1995-12-31
KAISER ALUMINUM CORP
filed 1996-03-28
CIK 811596

Table of Contents
-----------------

Management's Discussion and Analysis of Financial
  Condition and Results of Operations                          20

Report of Independent Public Accountants                       29

Consolidated Balance Sheets                                    30

Statements of Consolidated Income (Loss)                       31

Statements of Consolidated Cash Flows                          32

Notes to Consolidated Financial Statements                     33

Five-Year Financial Data                                       57

Quarterly Financial Data (Unaudited)                           59

Corporate Information                                          60

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

                                                                                           Year Ended December 31,
                                                                                       ------------------------------
(In millions of dollars, except shipments and prices)                                      1995       1994       1993
---------------------------------------------------------------------------------------------------------------------

Shipments: (000 tons) (1)
  Alumina                                                                               2,040.1    2,086.7    1,997.5
  Aluminum products:
    Primary aluminum                                                                      271.7      224.0      242.5
    Fabricated aluminum products                                                          368.2      399.0      373.2
                                                                                       --------   --------   --------
      Total aluminum products                                                             639.9      623.0      615.7
                                                                                       ========   ========   ========

Average realized sales price:
  Alumina (per ton)                                                                    $    208   $    169   $    169
  Primary aluminum (per pound)                                                              .81        .59        .56

Net sales:
  Bauxite and alumina:
    Alumina                                                                            $  424.8   $  352.8   $  338.2
    Other (2)(3)                                                                           89.4       79.7       85.2
                                                                                       --------   --------   --------
      Total bauxite and alumina                                                           514.2      432.5      423.4
                                                                                       --------   --------   --------

  Aluminum processing:
    Primary aluminum                                                                      488.0      292.0      301.7
    Fabricated aluminum products                                                        1,218.6    1,043.0      981.4
    Other (3)                                                                              17.0       14.0       12.6
                                                                                       --------   --------   --------
      Total aluminum processing                                                         1,723.6    1,349.0    1,295.7
                                                                                       --------   --------   --------

        Total net sales                                                                $2,237.8   $1,781.5   $1,719.1
                                                                                       ========   ========   ========

Operating income (loss):
  Bauxite and alumina                                                                  $   54.0   $   19.8   $   (4.5)
  Aluminum processing                                                                     238.9       (8.4)     (46.3)
  Corporate                                                                               (82.3)     (67.6)     (72.6)
                                                                                       --------   --------   --------
    Total operating income (loss)                                                      $  210.6   $  (56.2)  $ (123.4)
                                                                                       ========   ========   ========


Income (loss) before extraordinary loss and cumulative effect of changes
  in accounting principles                                                             $   60.3   $ (101.4)  $ (123.1)

Extraordinary loss on early extinguishment of debt, net of tax benefit of $2.9 and
  $11.2 for 1994 and 1993, respectively                                                               (5.4)     (21.8)


Cumulative effect of changes in accounting principles, net of tax benefit of $237.7                            (507.3)
                                                                                       --------   --------   --------
Net income (loss)                                                                      $   60.3   $ (106.8)  $ (652.2)

                                                                                      ========    =======   ========

Capital expenditures                                                                   $   79.4   $   70.0   $   67.7
                                                                                       ========   ========   ========

(1)  All references to tons refer to metric tons of 2,204.6 pounds.

(2)  Includes net sales of bauxite.

(3) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


Results of Operations
---------------------

The Company's operating results are sensitive to changes in prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree on the volume and mix of all products sold and on KACC's hedging strategies. See Note 9 of the Notes to Consolidated Financial Statements for an explanation of KACC's hedging strategies. The previous table provides selected operational and financial information on a consolidated basis with respect to the Company for the years ended December 31, 1995, 1994, and 1993. As an integrated aluminum producer, the Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its facilities.

Net Sales
Bauxite and Alumina - Revenue from net sales to third parties for the bauxite and alumina segment was 19% higher in 1995 than in 1994 and 2% higher in 1994 than in 1993. Revenue from alumina increased 20% in 1995 from 1994, due to higher average realized prices partially offset by lower shipments. The remainder of the segment's sales revenues were from sales of bauxite and the portion of sales of alumina attributable to the minority interest in the Company's 65%-owned Alumina Partners of Jamaica ("Alpart") alumina refinery in Jamaica.

Aluminum Processing - Revenue from net sales to third parties for the aluminum processing segment was 28% higher in 1995 than in 1994 and 4% higher in 1994 than in 1993. The bulk of the segment's sales represents Kaiser's primary aluminum and fabricated aluminum products, with the remainder representing the portion of sales of primary aluminum attributable to the minority interest in the Company's 90%- owned Volta Aluminium Company Limited ("Valco") aluminum smelter in Ghana. Revenue from primary aluminum increased 67% in 1995 from 1994, due primarily to higher average realized prices and higher shipments. In 1995, the Company's average realized price from sales of primary aluminum was approximately $.81 per pound, compared to the average Midwest United States transaction price of approximately $.86 per pound during the year. The higher shipments of primary aluminum were due to increased production at the Company's smelters in the Pacific Northwest and Valco, and reduced intracompany consumption of primary metal at the Company's fabricated products units. The increase in revenue for 1995 was partially offset by decreased shipments caused by the strike by the United Steelworkers of America ("USWA") discussed below. Revenue from primary aluminum decreased 3% in 1994 from 1993 as higher average realized prices were more than offset by lower shipments. Average realized prices in 1994 reflected the defensive hedging of primary aluminum prices in respect of 1994 shipments, which was initiated prior to then-recent improvements in metal prices. Shipments in 1994 reflected production curtailments at the Company's smelters in the Pacific Northwest and Valco. Shipments of primary aluminum to third parties were approximately 42% of total aluminum products shipments in 1995, compared with approximately 36% in 1994 and 39% in 1993. Revenue from fabricated aluminum products increased 17% in 1995 from 1994, due to higher average realized prices partially offset by lower shipments for most of these products. Revenue from fabricated aluminum products increased 6% in 1994 from 1993, principally due to increased shipments of most of these products.

Operating Income (Loss)
Improved operating results in 1995 were partially offset by expenses related to the Company's smelting joint venture in China, accelerated expenses on the Company's micromill technology, maintenance expenses as a result of an electrical lightning strike at the Company's Trentwood, Washington, facility, and a work slowdown at the Company's 49%-owned Kaiser Jamaica Bauxite Company prior to the signing of a new labor contract. The combined impact of these expenditures on the results for 1995 was approximately $6.0 million in the aggregate (on a pre-tax basis). Operating results in 1995 were further impacted by (i) an eight-day strike at five major domestic locations by the USWA, (ii) a six-day strike by the National Workers Union at Alpart, and (iii) a four-day disruption of alumina production at Alpart caused by a boiler failure. The combined impact of these events on the results for 1995 was approximately $17.0

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


million in the aggregate (on a pre-tax basis) principally from lower production volume and other related costs. In 1993, the Company recorded a pre-tax charge of $35.8 million related to restructuring charges and a pre-tax charge of $19.4 million because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated aluminum products.

Bauxite and Alumina - This segment's operating income was $54.0 million in 1995, compared with $19.8 million in 1994 and a loss of $4.5 million in 1993. The increase in operating income in 1995 compared with 1994 was principally due to higher revenue, partially offset by the effect of the strike and boiler failure. In 1994, compared with 1993, operating income was favorably affected by increased shipments and lower manufacturing costs.

Aluminum Processing - This segment's operating income was $238.9 million in 1995, compared with losses of $8.4 million in 1994 and $46.3 million in 1993. Improvement in operating results in 1995 compared with 1994 was principally due to higher revenue, partially offset by the effect of the strike by the USWA. The decrease in operating loss in 1994 compared with 1993 was caused principally by the $35.8 million restructuring charges, increased shipments of fabricated aluminum products, and higher average realized prices of primary aluminum, partially offset by lower shipments of primary aluminum.

Corporate - Corporate operating expenses of $82.3 million, $67.6 million, and $72.6 million in 1995, 1994, and 1993, respectively, represented corporate general and administrative expenses that were not allocated to segments.

Net Income (Loss)
The Company reported net income of $60.3 million or $.69 per common and common equivalent share ($.72 on a fully diluted basis) in 1995, compared with a net loss of $106.8 million or $2.18 per common and common equivalent share in 1994 and a net loss of $652.2 million or $11.47 per common and common equivalent share in 1993. The principal reason for the improvement in 1995 compared to 1994 was the improvement in operating results previously described, partially offset by other charges, principally related to the establishment of additional litigation reserves. The principal reasons for the reduced net loss in 1994 compared with 1993 were the reduction in the operating loss previously described and the cumulative effect of changes in accounting principles of $507.3 million related to adoption of Statement of Financial Accounting Standards No. 106, 109, and 112 as of January 1, 1993. See Note 1 of the Notes to Consolidated Financial Statements.

Liquidity and Capital Resources
-------------------------------

Capital Structure
On February 17, 1994, the Company and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. and certain other lenders (as amended, the "1994 Credit Agreement"). The 1994 Credit Agreement consists of a $325.0 million five-year secured, revolving line of credit, scheduled to mature in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0 million) in an aggregate amount equal to the lesser of $325.0 million or a borrowing base relating to eligible accounts receivable plus eligible inventory. As of February 29, 1996, $174.9 million (of which $72.4 million could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. The 1994 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. The 1994 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants (excluding the Company's Gramercy alumina plant); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks,

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates. In 1993, Kaiser issued 19,382,950 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). On September 19, 1995, the Company redeemed all 1,938,295 Series A Shares, which resulted in the simultaneous redemption of all Depositary Shares, in exchange for (i) 13,126,521 shares of the Company's common stock and
(ii) $2.8 million in cash comprised of (a) an amount equal to all accrued and unpaid dividends up to and including the day immediately prior to redemption date, and (b) cash in lieu of any fractional shares of common stock that would have otherwise been issuable.

In the first quarter of 1994, the Company consummated the public offering of 8,855,550 shares of its 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES"). The net proceeds from the sale of the shares of PRIDES were approximately $100.1 million. On February 17, 1994, KACC issued $225.0 million of its 9-7/8% Senior Notes due 2002 (the "Senior Notes").

The obligations of KACC with respect to the Senior Notes and the 12-3/4% Notes (see Note 4 of the Notes to Consolidated Financial
Statements) are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the Senior Notes and the 12-3/4% Notes restrict, among other things, KACC's ability to incur debt, undertake transactions with affiliates, and pay dividends.

Management believes that the Company's existing cash resources, together with cash flows from operations and borrowings under the 1994 Credit Agreement, will be sufficient to satisfy its working capital and capital expenditure requirements for the next year. With respect to long-term liquidity, management believes that operating cash flows, together with the ability to obtain both short and long-term financing, should provide sufficient funds to meet the Company's working capital and capital expenditure requirements.

On January 5, 1996, the Company announced that it filed a "shelf" registration statement with the Securities and Exchange Commission (the "SEC") covering up to 10 million shares of the Company's common stock that are owned by MAXXAM Inc.

On February 5, 1996, the Company announced that it filed with the SEC a preliminary proxy statement relating to a proposed recapitalization and a special meeting of stockholders to consider and vote upon the proposal. The proposed recapitalization would: (i) provide for two classes of common stock: Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common
Stock, $.01 par value, with 1/10 vote per share; (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorize an additional 250 million shares to be designated as Common Stock; and (iii) change each issued share of the Company's existing common stock, par value $.01 per share, into
(a) .33 of a Class A Common Share and (b) .67 of a share of Common Stock. The Company would pay cash in lieu of fractional shares. The Company anticipates that both the Class A Common Shares and the Common Stock will be approved for trading on the New York Stock Exchange. Upon the effective date of the recapitalization, approximately 23.6 million
Class A Common Shares and 48.0 million shares of Common Stock would be issued and outstanding. The proportionate voting power of the holders of the PRIDES will increase immediately after the effectiveness of the recapitalization until such shares are redeemed or converted, which will occur on or before December 31, 1997. As of January 31, 1996, holders of the existing common stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


stockholders. Immediately after the recapitalization, the voting power of such holders of the PRIDES will increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing common stock. At such time as the PRIDES are redeemed or converted, the relative voting power of such holders of the PRIDES will decrease and the relative voting power for both such holders of the PRIDES and the existing common stock will be approximately the same as it would have been had the recapitalization not occurred.

See Note 4 of the Notes to Consolidated Financial Statements.

Operating Activities
Cash provided by operations was $118.7 million in 1995, compared with cash used for operations of $22.1 million in 1994 and cash provided by operations of $36.9 million in 1993. The improvement in cash flows from operations in 1995 compared with 1994 was primarily due to higher earnings and a refund of margin deposits of $50.5 million under certain hedging contracts.

At December 31, 1995, the Company had working capital of $331.7 million, compared with working capital of $259.7 million at December 31, 1994. The increase in working capital was due primarily to an increase in Receivables and Inventories and a decrease in Other accrued liabilities, partially offset by a decrease in Prepaid expenses and other current assets (principally due to a refund of margin deposits related to hedging activities) and an increase in Accounts payable and Accrued salaries, wages, and related expense.

Postretirement benefits other than pensions are provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations.

Investing Activities
The Company's capital expenditures of $217.1 million (of which $25.2 million was funded by the Company's minority partners in certain foreign joint ventures) during the three years ended December 31, 1995, were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities, and construct new facilities. Total consolidated capital expenditures were $79.4 million in 1995, compared with $70.0 million in 1994 and $67.7 million in 1993 (of which $8.3, $7.5, and $9.4 million were funded by the minority partners in certain foreign joint ventures in 1995, 1994, and 1993, respectively). Total consolidated capital expenditures (of which approximately 10% is expected to be funded by the minority partners in certain foreign joint ventures) are expected to be between $123.0 and $143.0 million per year in the years 1996-1998, subject to necessary approvals, if required, from the lenders under the 1994 Credit Agreement.

The Company has developed a unique micromill for the production of can sheet from molten metal based on a proprietary thin-strip, high-speed, continuous-belt casting technique linked directly to hot rolling and cold rolling mills. The first micromill will be constructed in Nevada in 1996 as a demonstration production facility. KACC currently intends to finance the cost of the construction of the Nevada micromill, estimated to be $45.0 million, from general corporate funds, including possible borrowings under the 1994 Credit Agreement, although KACC is in discussions with third parties which might provide some or all of such funding.

In 1995, Kaiser Yellow River Investment Limited ("KYRIL") was formed to participate in the privatization, modernization, and operation of aluminum smelting facilities in the People's Republic of China (the "PRC"). KYRIL has entered into a Joint Venture Agreement and related agreements with the Lanzhou Aluminum Smelters of the China National Nonferrous Metals Industry Corporation relating to the formation and operation of Yellow River Aluminum Industry Company Limited, a Sino-foreign joint equity enterprise organized under the laws of the PRC

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)



(the "Joint Venture"). KYRIL contributed $9.0 million as a contribution to the capital of the Joint Venture in July 1995. The parties to the Joint Venture are currently engaged in discussion concerning the amount, timing, and other conditions relating to KYRIL's additional contributions to the Joint Venture. Governmental approval in the PRC will be necessary in order to implement certain arrangements agreed to by the parties, and there can be no assurance such approvals will be obtained.

Financing Activities
The declaration and payment of dividends by the Company and KACC on shares of their common stock are subject to certain covenants contained in the 1994 Credit Agreement and, in the case of KACC, the Senior Note Indenture and the 12-3/4% Note Indenture. The 1994 Credit Agreement does not permit the Company or KACC to pay any dividends on their common stock. The declaration and payment of dividends by the Company on the PRIDES is expressly permitted by the terms of the 1994 Credit Agreement to the extent the Company receives payments on certain intercompany notes or certain other permitted distributions from KACC.

Environmental Contingencies
The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. At December 31, 1995, the balance of such accruals, which are primarily included in Long-term liabilities, was $38.9 million. These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 million for the years 1996 through 2000 and an aggregate of approximately $10.0 million thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 million and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. See Note 8 of the Notes to Consolidated Financial Statements for further description of these contingencies.

Asbestos Contingencies
KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


The lawsuits generally relate to products KACC has not manufactured for at least 15 years. At December 31, 1995, the number of such claims pending was approximately 59,700, as compared with 25,200 at December 31, 1994. In 1995, approximately 41,700 of such claims were received and 7,200 settled or dismissed. KACC has been advised by its regional counsel that, although there can be no assurance, the recent increase in pending claims may be attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, is designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases.
A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995, and November 30, 1995, were filed in Texas prior to September 1, 1995.

Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton, Levin, Ehrmantraut, Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1 million, before consideration of insurance recoveries, is included primarily in Long-term liabilities at December 31, 1995. The Company estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 million for each of the years 1996 through 2000, and an aggregate of approximately $78.0 million thereafter through 2008. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9 million, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1995.

While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity. See Note 8 of the Notes to Consolidated Financial Statements for further description of this contingency.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


Trends
------

Merger with Alumax
On February 22, 1996, the Company announced that it had proposed to acquire all of the outstanding shares of Alumax Inc. and made public a letter urging the Board of Directors of Alumax to seriously consider the proposal. The Company's proposal to Alumax is for a combination of cash and equity securities of the Company at a combined value of $40 to $45 per common share, of which $30 would be paid in cash and the balance in Kaiser shares. The proposal was first made to Alumax on February 8, 1996. Alumax subsequently rejected the proposal. On March 2, 1996, the Company announced that it decided to withdraw its proposal.

Sensitivity to Prices and Hedging Programs
KACC enters into primary aluminum hedging transactions in the normal course of business. The prices realized by KACC under certain sales contracts for alumina, primary aluminum, and fabricated aluminum products, as well as the costs incurred by KACC for certain items, such as aluminum scrap, rolling ingot, power, and bauxite, fluctuate with the market price of primary aluminum, together resulting in a "net exposure" of earnings. The primary aluminum hedging transactions are designed to mitigate the net exposure of earnings to declines in the market price of primary aluminum, while retaining the ability to participate in favorable pricing environments that may materialize. KACC has employed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. In respect of its 1996 anticipated net exposure, at December 31, 1995, KACC had purchased approximately 53,300 tons of primary aluminum at fixed prices as a partial hedge against approximately 161,100 tons of fabricated aluminum products sold to customers at fixed or capped prices and had sold forward 15,750 tons of primary aluminum at fixed prices.

In addition, as of December 31, 1995, KACC had sold approximately 75% and 45% of the alumina available to it in excess of its projected internal smelting requirements for 1996 and 1997, respectively. Approximately 56% of such alumina sold for 1996 and all of such alumina sold for 1997 has been sold at prices linked to the future prices of primary aluminum as a percentage of the price of primary aluminum ("Variable Price Contracts"), and approximately 44% of such alumina sold for 1996 has been sold at fixed prices ("Fixed Price Contracts"). The average realized prices of alumina sold under Variable Price Contracts will depend on future prices of primary aluminum, and the average realized prices of alumina sold under Fixed Price Contracts will substantially exceed the Company's manufacturing cost of alumina.

KACC also enters into hedging transactions in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates. At December 31, 1995, KACC had net forward foreign exchange contracts totaling approximately $102.8 million for the purchase of 142.4 million Australian dollars through April 30, 1997.

KACC has established margin accounts with its counterparties related to forward aluminum sales and option contracts. KACC is entitled to receive advances from counterparties related to unrealized gains and, in turn, is required to make margin deposits with counterparties to cover unrealized losses related to these contracts. At December 31, 1995, KACC had nil, compared with $50.5 million at December 31, 1994, on deposit with counterparties in respect of such contracts. These amounts are recorded in Prepaid expenses and other current assets.

Since December 31, 1995, KACC has entered into:

     . Additional hedge positions in respect of its anticipated 1996, 1997, and 1998 production. As of February 29, 1996, KACC had sold forward an additional 19,500 metric tons of primary aluminum at fixed prices, had

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)


        purchased 20,150 metric tons of primary aluminum under forward purchase contracts at fixed prices, and had purchased put options to establish a minimum price for 45,000 metric tons of primary aluminum.

     . Additional forward foreign exchange contracts totaling approximately $12.8 million for the purchase of 18.0 million Australian dollars from March 1996 through December 1997 in respect of its commitments for 1996 and 1997 expenditures denominated in Australian dollars.

At February 29, 1996, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,747 per metric ton ($.79 per pound) of primary aluminum, and forward foreign exchange contracts was $13.3 million.


Income Tax Matters
------------------

The Company's net deferred income tax assets as of December 31, 1995, were $291.8 million, net of valuation allowances of $128.5 million. Approximately $97.7 million of these net deferred income tax assets relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized despite the operating losses incurred in recent years. See Note 5 of the Notes to Consolidated Financial Statements for a discussion of these and other income tax matters.

Recent Accounting Pronouncements
--------------------------------

In March 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS 121 requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less cost to sell. The Company is required to adopt SFAS 121 no later than January 1, 1996. The Company does not expect that the adoption of SFAS 121 will have a material impact on the Company's consolidated financial statements.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans, and provides for alternative methods for an employer to recognize stock-based compensation costs.
Under the first method, an employer may continue to account for compensation costs for stock, stock options, and other equity instruments issued to employees, as it has historically, using the "intrinsic value based method" (as described in SFAS 123), and such compensation costs would be the excess, if any, of the quoted market price of the stock subject to an option at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The intrinsic value based method generally would not result in the recognition of compensation costs upon the grant of stock options. Under the second method, an employer may adopt the "fair value based method" (as described in SFAS 123). Under the fair value based method, such compensation costs would be valued using an option-pricing model, and such amount would be charged to expense over the option's vesting period. Employers which elect to continue to account for stock-based compensation under the intrinsic value based method will be required by SFAS 123 to disclose in the notes to their financial statements the amount of net income and the earnings per share which would have been reported had the employer elected to use the fair value based method.
The Company has elected to continue to account for stock-based compensation under the intrinsic value based method, and will comply with the disclosure requirement of SFAS 123 as of January 1, 1996.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Kaiser Aluminum
Corporation:

We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.




Houston, Texas
February 16, 1996

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEETS

                                                                                         December 31,
                                                                                     -------------------
(In millions of dollars, except share amounts)                                           1995       1994
--------------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                                          $   21.9   $   17.6
  Receivables:
    Trade, less allowance for doubtful receivables of $5.0 in 1995 and $4.2 in 1994     222.9      150.7
    Other                                                                                85.7       48.5
  Inventories                                                                           525.7      468.0
  Prepaid expenses and other current assets                                              76.6      158.0
                                                                                     --------   --------
    Total current assets                                                                932.8      842.8

Investments in and advances to unconsolidated affiliates                                178.2      169.7
Property, plant, and equipment - net                                                  1,109.6    1,133.2
Deferred income taxes                                                                   269.1      271.2
Other assets                                                                            323.5      281.2
                                                                                     --------   --------
    Total                                                                            $2,813.2   $2,698.1
                                                                                     ========   ========

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                                                   $  184.5   $  152.1
  Accrued interest                                                                       32.0       32.6
  Accrued salaries, wages, and related expenses                                         105.3       77.7
  Accrued postretirement medical benefit obligation - current portion                    46.8       47.0
  Other accrued liabilities                                                             129.4      176.9
  Payable to affiliates                                                                  94.2       85.3
  Long-term debt - current portion                                                        8.9       11.5
                                                                                     --------   --------
    Total current liabilities                                                           601.1      583.1

Long-term liabilities                                                                   548.5      495.5
Accrued postretirement medical benefit obligation                                       734.0      734.9
Long-term debt                                                                          749.2      751.1
Minority interests                                                                      122.7      116.2
Stockholders' equity:
  Preferred stock, par value $.05, authorized 20,000,000 shares:
    Series A Convertible, stated value $.10, issued and outstanding,
      nil and 1,938,295 in 1995 and 1994                                                              .2
    PRIDES Convertible, par value $.05, issued and outstanding,
      8,673,850 and 8,855,550 in 1995 and 1994                                             .4         .4
  Common stock, par value $.01, authorized 100,000,000 shares; issued and
    outstanding, 71,638,514 and 58,205,083 in 1995 and 1994                                .7         .6
  Additional capital                                                                    530.3      527.8
  Accumulated deficit                                                                  (459.9)    (502.6)
  Additional minimum pension liability                                                  (13.8)      (9.1)
                                                                                     --------   --------
    Total stockholders' equity                                                           57.7       17.3
                                                                                     --------   --------
    Total                                                                            $2,813.2   $2,698.1
                                                                                     ========   ========


The accompanying notes to consolidated financial statements are an integral part of these statements.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF CONSOLIDATED INCOME (LOSS)

                                                                                           Year Ended December 31,
                                                                                        ------------------------------
(In millions of dollars, except share amounts)                                              1995       1994       1993
----------------------------------------------------------------------------------------------------------------------
Net sales                                                                               $2,237.8   $1,781.5   $1,719.1
                                                                                        --------   --------   --------

Costs and expenses:
  Cost of products sold                                                                  1,798.4    1,625.5    1,587.7
  Depreciation                                                                              94.3       95.4       97.1
  Selling, administrative, research and development, and general                           134.5      116.8      121.9
  Restructuring of operations                                                                                     35.8
                                                                                        --------   --------   --------
    Total costs and expenses
                                                                                         2,027.2    1,837.7    1,842.5
                                                                                        --------   --------   --------

Operating income (loss):                                                                   210.6      (56.2)    (123.4)

Other expense:
  Interest expense                                                                         (93.9)     (88.6)     (84.2)
  Other - net                                                                              (14.1)      (7.3)       (.9)
                                                                                        --------   --------    --------
Income (loss) before income taxes, minority interests, extraordinary loss, and
  cumulative effect of changes in accounting principles                                    102.6     (152.1)    (208.5)

(Provision) credit for income taxes                                                        (37.2)      53.8       86.9

Minority interests                                                                          (5.1)      (3.1)      (1.5)
                                                                                        --------   --------    --------

Income (loss) before extraordinary loss and cumulative effect of changes in
  accounting principles                                                                     60.3     (101.4)    (123.1)

Extraordinary loss on early extinguishment of debt, net of tax benefit
  of $2.9 and $11.2 for 1994 and 1993, respectively                                                   (5.4)     (21.8)

Cumulative effect of changes in accounting principles, net of tax benefit of $237.7                             (507.3)
                                                                                        --------   --------   --------

Net income (loss)                                                                           60.3     (106.8)    (652.2)

Dividends on preferred stock                                                               (17.6)     (20.1)      (6.3)
                                                                                        --------   --------   --------

Net income (loss) available to common shareholders                                      $   42.7   $ (126.9)  $ (658.5)
                                                                                        ========   ========   ========

Earnings (loss) per common and common equivalent share:
  Primary:
    Income (loss) before extraordinary loss and cumulative effect of changes
      in accounting principles                                                          $    .69   $  (2.09)  $  (2.25)
    Extraordinary loss                                                                                 (.09)      (.38)
    Cumulative effect of changes in accounting principles                                                        (8.84)
                                                                                        --------   --------   --------
    Net income (loss)                                                                   $    .69   $  (2.18)  $ (11.47)
                                                                                        ========   ========   ========

  Fully diluted                                                                         $    .72
                                                                                        ========

Weighted average common and common equivalent shares outstanding (000):
  Primary                                                                                 62,264     58,139     57,423
                                                                                        ========   ========   ========

  Fully diluted                                                                           71,809
                                                                                        ========

The accompanying notes to consolidated financial statements are an integral part of these statements.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                                         Year Ended December 31,
                                                                                     ------------------------------
(In millions of dollars)                                                                 1995       1994       1993
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                                                  $   60.3   $ (106.8)  $ (652.2)
  Adjustments to reconcile net income (loss) to net cash provided by (used for)
    operating activities:
      Depreciation                                                                       94.3       95.4       97.1
      Amortization of excess investment over equity in unconsolidated affiliates         11.4       11.6       11.9
      Amortization of deferred financing costs and discount on long-term debt             5.4        6.2       11.2
      Equity in (income) losses of unconsolidated affiliates                            (19.2)       1.9        3.3
      Restructuring of operations                                                                              35.8
      Minority interests                                                                  5.1        3.1        1.5
      Extraordinary loss on early extinguishment of debt - net                                       5.4       21.8
      Cumulative effect of changes in accounting principles - net                                             507.3
      (Increase) decrease in receivables                                               (109.7)      36.4       (6.1)
      (Increase) decrease in inventories                                                (57.7)     (41.1)      13.0
      Decrease (increase) in prepaid expenses and other assets                           82.9      (60.6)      (5.2)
      Increase (decrease) in accounts payable                                            32.4       25.8      (10.3)
      (Decrease) increase in accrued interest                                             (.6)       9.3       19.2
      Increase in payable to affiliates and accrued liabilities                          10.6       50.8       76.9
      Decrease in accrued and deferred income taxes                                      (7.4)     (68.8)     (96.4)
      Other                                                                              10.9        9.3        8.1
                                                                                     --------   --------   --------
        Net cash provided by (used for) operating activities                            118.7      (22.1)      36.9
                                                                                     --------   --------   --------

Cash flows from investing activities:
  Net proceeds from disposition of property and investments                               8.6        4.1       13.1
  Capital expenditures                                                                  (79.4)     (70.0)     (67.7)
  Investments in joint ventures                                                          (9.0)
                                                                                     --------   --------   --------
        Net cash used for investing activities                                          (79.8)     (65.9)     (54.6)
                                                                                     --------   --------   --------

Cash flows from financing activities:
  Repayments of long-term debt, including revolving credit                             (537.7)    (345.1)  (1,134.5)
  Borrowings of long-term debt, including revolving credit                              532.3      378.9    1,068.1
  Borrowings from MAXXAM Group Inc. (see supplemental disclosure below)                                        15.0
  Tender premiums and other costs of early extinguishment of debt                                             (27.1)
  Net short-term debt repayments                                                                     (.5)      (4.3)
  Incurrence of financing costs                                                           (.8)     (19.2)     (12.7)
  Dividends paid                                                                        (20.8)     (14.8)      (6.3)
  Capital stock issued                                                                    1.2      100.1      119.3
  Redemption of minority interests' preference stock                                     (8.8)      (8.5)      (4.2)
                                                                                     --------   --------   --------
        Net cash (used for) provided by financing activities                            (34.6)      90.9       13.3
                                                                                     --------   --------   --------

Net increase (decrease) in cash and cash equivalents during the year                      4.3        2.9       (4.4)
Cash and cash equivalents at beginning of year                                           17.6       14.7       19.1
                                                                                     --------   --------   --------
Cash and cash equivalents at end of year                                             $   21.9   $   17.6   $   14.7
                                                                                     ========   ========   ========

Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized interest                                         $   88.8   $   73.1   $   53.7
  Income taxes paid                                                                      35.7       16.0       13.5
  Tax allocation payments from MAXXAM Inc.                                                          (3.9)

Supplemental disclosure of non-cash financing activities:
  Exchange of the borrowings from MAXXAM Group Inc. for capital stock                                      $   15.0


The accompanying notes to consolidated financial statements are an integral part of these statements.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of dollars, except share amounts)

1.  Summary of Significant Accounting Policies
----------------------------------------------

Principles of Consolidation
The consolidated financial statements include the statements of Kaiser Aluminum Corporation ("Kaiser" or the "Company") and its majority-owned subsidiaries. The Company is a direct subsidiary of MAXXAM Inc. ("MAXXAM") and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC operates in all principal aspects of the aluminum industry - the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, and the manufacture of fabricated and semi-fabricated aluminum products. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina and primary aluminum to domestic and international third parties (see Note 10).

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities known to exist as of the date the financial statements are published, and the reported amount of revenues and expenses during the reporting period. Uncertainties, with respect to such estimates and assumptions, are inherent in the preparation of the Company's consolidated financial statements; accordingly, it is possible that the actual results could differ from these estimates and assumptions, which could have a material effect on the reported amounts of the Company's consolidated financial position and results of operation.

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

The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), as of January 1, 1993. The adoption of SFAS 109 changed the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes". The asset and liability approach requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In millions of dollars, except share amounts) (continued)


cumulative effect of the change in accounting principle reduced the Company's results of operations by $2.3. The adoption of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisition by MAXXAM in October 1988. As a result of restating these assets and liabilities, the loss before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles for the year ended December 31, 1993, was increased by $9.3.

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

                                                             December 31,
                                                           ---------------
                                                             1995     1994
--------------------------------------------------------------------------
Finished fabricated products                               $ 91.5   $ 49.4
Primary aluminum and work in process                        195.9    203.1
Bauxite and alumina                                         119.6    102.3
Operating supplies and repair and maintenance parts         118.7    113.2
                                                           ------   ------
                                                           $525.7   $468.0
                                                           ======   ======

Depreciation
Depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of assets. The principal estimated useful lives by class of assets are:

----------------------------------------------------------------------
Land improvements                                        8 to 25 years
Buildings                                               15 to 45 years
Machinery and equipment                                 10 to 22 years

Stock-Based Compensation
The Company applies Accounting Principles Board Opinion No. 25,
"Accounting for Stock Issued to Employees," and related interpretations in accounting for a stock-based compensation plan. Accordingly, no compensation cost has been recognized for this plan (see Note 6).

Other Expense
Other expense in 1995, 1994, and 1993 includes $17.8, $16.5, and $17.9 of pre-tax charges related principally to establishing additional:
(i) litigation reserves for asbestos claims and (ii) environmental reserves for potential soil and groundwater remediation matters, each pertaining to operations which were discontinued prior to the acquisition of the Company by MAXXAM in 1988.

Deferred Financing Costs
Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing. Amortization of deferred financing costs of $5.3, $6.0, and $11.2 for the years ended
December 31, 1995, 1994, and 1993, respectively, are included in interest expense.




                                 34



KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In millions of dollars, except share amounts)


Foreign Currency
The Company uses the United States dollar as the functional currency for its foreign operations.

Derivative Financial Instruments
Gains and losses arising from the use of derivative financial instruments are reflected in the Company's operating results concurrently with the consummation of the underlying hedged transactions. Deferred gains or losses as of December 31, 1995, are included in Prepaid expenses and other current assets and Other accrued liabilities. The Company does not hold or issue derivative financial instruments for trading purposes (see Note 9).

Fair Value of Financial Instruments
The following table presents the estimated fair value of the Company's financial instruments, together with the carrying amounts of the related assets or liabilities. Unless otherwise noted, the carrying amount of all financial instruments is a reasonable estimate of fair value.


                              December 31, 1995        December 31, 1994
                             --------------------     --------------------
                             Carrying   Estimated     Carrying   Estimated
                               Amount  Fair Value       Amount  Fair Value
---------------------------------------------------------------------------------

Debt                           $758.1      $806.3       $762.6      $747.6
Foreign currency contracts                    1.9                      3.5

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Debt - The quoted market prices were used for the Senior Notes and 12-3/4% Notes (see Note 4). The fair value of all other debt is based on discounting the future cash flows using the current rate for debt of similar maturities and terms.

Foreign Currency Contracts - The fair value generally reflects the estimated amounts that the Company would receive to enter into similar contracts at the reporting date, thereby taking into account unrealized gains or losses on open contracts (see Note 9).

Earnings (Loss) per Common and Common Equivalent Share
Primary earnings (loss) per common and common equivalent share are computed by dividing net income (loss) available to common shareholders by the weighted average number of common and common equivalent shares outstanding during the period. Fully diluted earnings per common and common equivalent share are computed as if the Series A Shares and 181,700 shares of PRIDES (the "Converted PRIDES") had been converted to common shares at the beginning of the period. Accordingly, for purposes of the fully diluted calculations, the dividends attributable to the Series A shares and the Converted PRIDES ($9.2 for the year ended December 31, 1995) have not been deducted from net income, and the weighted average number of common and common equivalent shares outstanding includes the shares issued upon conversion of the Series A Shares and the Converted PRIDES as if they had been outstanding for the entire period. As a result of the redemption of the Series A Shares and conversion of the Converted PRIDES during the 1995 period, fully diluted earnings per share are presented for such period, even though the result is antidilutive. For the years ended December 31, 1994 and 1993, common equivalent shares attributable to the preferred stock and non-qualified stock options were excluded from the calculation of weighted average shares because they were antidilutive.

2.  Investments In and Advances To Unconsolidated Affiliates
------------------------------------------------------------

Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)

Aluminium Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations is treated as a reduction (increase) in cost of products sold. At December 31, 1995 and 1994, KACC's net receivables from these affiliates were not material.

Summary of Combined Financial Position

                                                    December 31,
                                                  ---------------
                                                    1995     1994
-----------------------------------------------------------------
Current assets                                    $429.0   $342.3
Property, plant, and equipment - net               330.8    349.4
Other assets                                        39.3     42.4
                                                  ------   ------
  Total assets                                    $799.1   $734.1
                                                  ======   ======

Current liabilities                               $125.4   $122.4
Long-term debt                                     331.8    307.6
Other liabilities                                   35.6     31.0
Stockholders' equity                               306.3    273.1
                                                  ------   ------
  Total liabilities and stockholders' equity      $799.1   $734.1
                                                  ======   ======

Summary of Combined Operations

                                                    Year Ended December 31,
                                                  ---------------------------
                                                     1995      1994      1993
                                                  -------   -------   -------
Net sales                                         $ 685.9   $ 489.8   $ 510.3
Costs and expenses                                 (618.7)   (494.8)   (527.2)
(Provision) credit for income taxes                 (18.7)     (6.3)      1.9
                                                  -------   -------   -------
Net income (loss)                                 $  48.5   $ (11.3)  $ (15.0)
                                                  =======   =======   =======

Company's equity in income (loss)                 $  19.2   $  (1.9)  $  (3.3)
                                                  =======   =======   =======

The Company's equity in income (loss) differs from the summary net income (loss) due to various percentage ownerships in the entities and equity method accounting adjustments. At December 31, 1995, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $54.9. The Company is amortizing this amount over a 12-year period, which results in an annual amortization charge of approximately $11.4.

The Company and its affiliates have interrelated operations. KACC provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $284.4, $219.7, and $206.6 in the years ended December 31, 1995, 1994, and 1993, respectively. Dividends of $8.1, nil, and nil were received from investees in the years ended December 31, 1995, 1994, and 1993, respectively.

In 1995, a subsidiary of the Company invested $9.0 in a foreign joint venture. This amount is included in Investments in and advances to unconsolidated affiliates.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


3.  Property, Plant, and Equipment
----------------------------------

The major classes of property, plant, and equipment are as follows:

                                                      December 31,
                                                  -------------------
                                                      1995       1994
---------------------------------------------------------------------
Land and improvements                             $  151.8   $  153.5
Buildings                                            198.5      196.8
Machinery and equipment                            1,337.6    1,285.0
Construction in progress                              59.6       45.0
                                                  --------   --------
                                                   1,747.5    1,680.3
Accumulated depreciation                             637.9      547.1
                                                  --------   --------
  Property, plant, and equipment - net            $1,109.6   $1,133.2
                                                  ========   ========


4.  Long-Term Debt
------------------

Long-term debt and its maturity schedule are as follows:

                                                                                              December 31,
                                                                                       2001  --------------
                                                                                        and    1995    1994
                                               1996    1997    1998    1999    2000   After   Total   Total
-----------------------------------------------------------------------------------------------------------

1994 Credit Agreement (9.00% at December 31,
 1995                                                                $ 13.1                  $ 13.1  $  6.7
9-7/8% Senior Notes, net                                                             $223.8   223.8   223.6
Pollution Control and Solid Waste Disposal
  Facilities Obligations (6.00% - 7.75%)     $  1.2  $  1.3  $  1.4      .2  $   .2    32.6    36.9    38.1
Alpart CARIFA Loan (fixed and variable rates)                                          60.0    60.0    60.0
Alpart Term Loan (8.95%)                        6.3     6.2                                    12.5    18.7
12-3/4% Senior Subordinated Notes                                                     400.0   400.0   400.0
Other borrowings (fixed and variable rates)     1.4     1.4     7.7      .3      .2      .8    11.8    15.5
                                             ------  ------  ------  ------  ------  ------  ------  ------
Total                                        $  8.9  $  8.9  $  9.1  $ 13.6  $   .4  $717.2   758.1   762.6
                                             ======  ======  ======  ======  ======  ======
Less current portion                                                                            8.9    11.5
                                                                                             ------  ------
  Long-term debt                                                                             $749.2  $751.1
                                                                                             ======  ======

1994 Credit Agreement
On February 17, 1994, the Company and KACC entered into a credit agreement with BankAmerica Business Credit, Inc. and certain other lenders (as amended, the "1994 Credit Agreement"). The 1994 Credit Agreement consists of a $325.0 five-year secured, revolving line of credit, scheduled to mature in 1999. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $325.0 or a borrowing base relating to eligible accounts receivable plus eligible inventory. The Company recorded a pre-tax extraordinary loss of $8.3 ($5.4 after taxes) in the first quarter of 1994, consisting primarily of the write-off of unamortized deferred financing costs related to the previous credit agreement. As of December 31, 1995, $259.3 (of which $72.4 could have been used for letters of credit) was available to KACC under the 1994 Credit Agreement. The 1994 Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. Loans under the 1994 Credit Agreement bear interest at a rate per annum, at KACC's election, equal to a Reference Rate (as defined) plus 1-1/2% or LIBO Rate (Reserve Adjusted) (as defined) plus 3-1/4%. After June 30, 1995, the interest rate margins applicable to borrowings under the 1994 Credit Agreement may be reduced by up to 1-1/2% (non-cumulatively), based on a financial

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


test, determined quarterly. As of December 31, 1995, the financial test permitted a reduction of 1-1/2% per annum in margins effective January 1, 1996.

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

Senior Notes
Concurrent with the offering by the Company of its 8.255% PRIDES, Convertible Preferred Stock (the "PRIDES") (see Note 7), KACC issued $225.0 of its 9-7/8% Senior Notes due 2002 (the "Senior Notes"). The net proceeds of the offering of the Senior Notes were used to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement immediately prior to the effectiveness of the 1994 Credit Agreement and for working capital and general corporate purposes.

Gramercy Solid Waste Disposal Revenue Bonds
In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), pursuant to which the Louisiana Parish issued $20.0 aggregate principal amount of its 7-3/4% Bonds due August 1, 2022 (the "Bonds") to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the Bond indenture. At December 31, 1995, $3.8 remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Bonds.

Alpart CARIFA Loan
In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate principal amount of Series A bonds matures on June 1, 2008. Substantially all of the Series A bonds bear interest at a floating rate of 87% of the applicable LIBID Rate (LIBOR less 1/8 of 1%). The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007, and bears interest at a fixed rate of 8.25%.

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

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


Senior Subordinated Notes
On February 1, 1993, KACC issued $400.0 of its 12-3/4% Senior Subordinated Notes due 2003 (the "12-3/4% Notes"). The net proceeds from the sale of the 12-3/4% Notes were used to retire the 14-1/4% Senior Subordinated Notes due 1995 (the "14-1/4% Notes"), to prepay $18.0 of the term loan, and to reduce outstanding borrowings under the revolving credit facility of the 1989 Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0 in the first quarter of 1993, consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14-1/4% Notes.

The obligations of KACC with respect to the Senior Notes and the 12-3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the Senior Notes and the 12-3/4% Notes (the "Indentures") restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, Kaiser's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Further, the Indentures provide that KACC must offer to purchase the Senior Notes and the 12-3/4% Notes, respectively, upon the occurrence of a Change of Control (as defined therein), and the 1994 Credit Agreement provides that the occurrence of a Change in Control (as defined therein) shall constitute an Event of Default thereunder.

Capitalized Interest
Interest capitalized in 1995, 1994, and 1993 was $2.8, $2.7, and $3.4, respectively.

Restricted Net Assets of Subsidiary
Certain debt instruments restrict the ability of KACC to transfer assets, make loans and advances, and pay dividends to the Company. The restricted net assets of KACC totaled $24.0 at December 31, 1995.

5.  Income Taxes
----------------

Income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles by geographic area is as follows:

                                          Year Ended December 31,
                                        ---------------------------
                                           1995      1994      1993
-------------------------------------------------------------------
Domestic                                $ (55.9)  $(168.4)  $(232.0)
Foreign                                   158.5      16.3      23.5
                                        -------   -------   -------
         Total                          $ 102.6   $(152.1)  $(208.5)
                                        =======   =======   =======

Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


The (provision) credit for income taxes on income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles consists of:

                              Federal   Foreign     State     Total
-------------------------------------------------------------------
1995  Current                 $  (4.3)  $ (40.2)  $   (.1)  $ (44.6)
      Deferred                   15.2      (4.9)     (2.9)      7.4
                              -------   -------   -------   -------
        Total                 $  10.9   $ (45.1)  $  (3.0)  $ (37.2)
                              =======   =======   =======   =======

1994  Current                           $ (18.0)  $   (.1)  $ (18.1)
      Deferred                $  71.2        .6        .1      71.9
                              -------   -------   -------   -------
        Total                 $  71.2   $ (17.4)            $  53.8
                              =======   =======   =======   =======

1993  Current                 $  12.6   $  (7.9)  $   (.1)  $   4.6
      Deferred                   68.5      12.0       1.8      82.3
                              -------   -------   -------   -------
        Total                 $  81.1   $   4.1   $   1.7   $  86.9
                              =======   =======   =======   =======

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

A reconciliation between the (provision) credit for income taxes and the amount computed by applying the federal statutory income tax rate to income (loss) before income taxes, minority interests, extraordinary loss, and cumulative effect of changes in accounting principles is as follows:

                                                                                      Year Ended December 31,
                                                                                     ------------------------
                                                                                       1995     1994     1993
-------------------------------------------------------------------------------------------------------------
Amount of federal income tax (provision) credit based on the statutory rate          $(35.9)  $ 53.2   $ 73.0
Percentage depletion                                                                    4.2      5.6      6.4
Revision of prior years' tax estimates and other changes in valuation allowances        1.5       .2      3.9
Foreign taxes, net of federal tax benefit                                              (5.4)    (5.3)    (2.6)
Increase in net deferred income tax assets due to tax rate change                                1.8      3.4
Other                                                                                  (1.6)    (1.7)     2.8
                                                                                     ------   ------   ------
(Provision) credit for income taxes                                                  $(37.2)  $ 53.8   $ 86.9
                                                                                     ======   ======   ======

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

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


The Company adopted SFAS 109 as of January 1, 1993, as discussed in
Note 1. The components of the Company's net deferred income tax assets are as follows:

                                                                  December 31,
                                                               ------------------
                                                                  1995       1994
---------------------------------------------------------------------------------
Deferred income tax assets:
  Postretirement benefits other than pensions                  $ 289.9    $ 293.7
  Loss and credit carryforwards                                  156.1      187.6
  Other liabilities                                              107.8      109.6
  Pensions                                                        56.0       51.0
  Foreign and state deferred income tax liabilities               30.8       28.1
  Property, plant, and equipment                                  22.9       23.1
  Inventories                                                      1.8
  Other                                                           10.7        3.5
  Valuation allowances                                          (128.5)    (133.9)
                                                               -------    -------
    Total deferred income tax assets - net                       547.5      562.7
                                                               -------    -------
Deferred income tax liabilities:
  Property, plant, and equipment                                (179.8)    (203.2)
  Investments in and advances to unconsolidated affiliates       (66.4)     (63.8)
  Inventories                                                                (8.3)
  Other                                                           (9.5)      (6.4)
                                                               -------    -------
    Total deferred income tax liabilities                       (255.7)    (281.7)
                                                               -------    -------

Net deferred income tax assets                                 $ 291.8    $ 281.0
                                                               =======    =======

The valuation allowances listed above relate primarily to loss and credit carryforwards and postretirement benefits other than pensions. As of December 31, 1995, approximately $97.7 of the net deferred income tax assets listed above relate to the benefit of loss and credit carryforwards, net of valuation allowances. The Company evaluated all appropriate factors to determine the proper valuation allowances for these carryforwards, including any limitations concerning their use and the year the carryforwards expire, as well as the levels of taxable income necessary for utilization. For example, full valuation allowances were provided for certain credit carryforwards that expire in the near term. With regard to future levels of income, the Company believes, based on the cyclical nature of its business, its history of prior operating earnings, and its expectations for future years, that it will more likely than not generate sufficient taxable income to realize the benefit attributable to the loss and credit carryforwards for which valuation allowances were not provided. The remaining portion of the Company's net deferred income tax assets at December 31, 1995, is approximately $194.1. A principal component of this amount is the tax benefit associated with the accrual for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a 30- to 40-year period. If such deductions create or increase a net operating loss in any one year, the Company has the ability to carry forward such loss for 15 taxable years. For these reasons, the Company believes a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized, despite the operating losses incurred in recent years.

As of December 31, 1995 and 1994, $53.5 and $37.9, respectively, of the net deferred income tax assets listed above are included on the Consolidated Balance Sheets in the caption entitled Prepaid expenses and other current assets. Certain other portions of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheets in the captions entitled Other accrued liabilities and Long-term liabilities.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


The Company and its subsidiaries were included in the consolidated federal income tax returns of MAXXAM for the period from October 28, 1988, through June 30, 1993. As a consequence of the issuance of the Depositary Shares on June 30, 1993, as discussed in Note 7, the Company and its subsidiaries are no longer included in the consolidated federal income tax returns of MAXXAM. The Company and its subsidiaries have become members of a new consolidated return group of which the Company is the common parent corporation (the "New Kaiser Tax Group"). The New Kaiser Tax Group files consolidated federal income tax returns for taxable periods beginning on or after July 1, 1993.

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

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


The following table presents the Company's tax attributes for federal income tax purposes as of December 31, 1995. The utilization of certain of these tax attributes is subject to limitations:

                                                                  Expiring
                                                                   Through
--------------------------------------------------------------------------
Regular tax attribute carryforwards:
  Net operating losses                                 $ 32.9         2007
  General business tax credits                           28.4         2008
  Foreign tax credits                                    89.7         2000
  Alternative minimum tax credits                        19.4   Indefinite
Alternative minimum tax attribute carryforwards:
  Net operating losses                                 $ 17.1         2002
  Foreign tax credits                                    83.5         2000

6.  Employee Benefit and Incentive Plans
----------------------------------------

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

The funded status of the employee pension benefit plans and the corresponding amounts that are included in the Company's Consolidated Balance Sheets are as follows:

                                                                                      Plans with Accumulated
                                                                                     Benefits Exceeding Assets (1)
                                                                                           December 31,
                                                                                     -------------------------
                                                                                          1995         1994
--------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
  Vested employees                                                                     $ 753.0         $ 663.9
  Nonvested employees                                                                     28.7            41.1
                                                                                       -------         -------
  Accumulated benefit obligation                                                         781.7           705.0
Additional amounts related to projected salary increases                                  34.2            30.0
                                                                                       -------         -------
Projected benefit obligation                                                             815.9           735.0
Plan assets (principally common stocks and fixed income obligations) at fair value      (592.3)         (524.6)
                                                                                       -------         -------
Plan assets less than projected benefit obligation                                       223.6           210.4
Unrecognized net losses                                                                  (54.7)          (42.5)
Unrecognized net obligations                                                               (.5)            (.8)
Unrecognized prior-service cost                                                          (28.2)          (30.9)
Adjustment required to recognize minimum liability                                        49.8            42.9
                                                                                       -------         -------
Accrued pension obligation included in the Consolidated Balance Sheets
  (principally in Long-term liabilities)                                               $ 190.0         $ 179.1
                                                                                       =======         =======

(1) Includes plans with assets exceeding accumulated benefits by approximately $.1 and $.3 in 1995 and 1994, respectively.

As required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company recorded an after-tax credit (charge) to equity of $(4.7) and $12.5 at December 31, 1995 and 1994, respectively, for the reduction (excess) of the minimum liability over the unrecognized net obligation and prior-service cost. These amounts

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


were recorded net of the related income tax (provision) credit of $2.8 and $(7.3) as of December 31, 1995 and 1994, respectively, which approximated the federal and state statutory rates.

The components of net periodic pension cost are:

                                                        Year Ended December 31,
                                                      ---------------------------
                                                         1995      1994      1993
---------------------------------------------------------------------------------
Service cost - benefits earned during the period      $  10.0    $ 11.2   $  10.8
Interest cost on projected benefit obligation            59.8      57.3      59.2
Return on assets:
  Actual gain                                          (112.2)      (.8)    (70.3)
  Deferred gain (loss)                                   64.6     (53.0)     15.9
Net amortization and deferral                             4.2       4.1       2.3
                                                      -------   -------   -------
Net periodic pension cost                             $  26.4   $  18.8   $  17.9
                                                      =======   =======   =======

Assumptions used to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year are:

                                                   1995     1994     1993
------------------------------------------------------------------------
Discount rate                                      7.5%     8.5%     7.5%
Expected long-term rate of return on assets        9.5%     9.5%    10.0%
Rate of increase in compensation levels            5.0%     5.0%     5.0%

Postretirement Benefits Other Than Pensions
The Company and its subsidiaries provide postretirement health care and life insurance benefits to eligible retired employees and their dependents. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company or its subsidiaries. These benefits are provided through contracts with various insurance carriers. The Company has not funded the liability for these benefits, which are expected to be paid out of cash generated by operations. The Company adopted SFAS 106 to account for Postretirement benefits other than pensions as of January 1, 1993, as discussed in Note 1.

In 1995, the Company adopted the Kaiser Aluminum Medicare Program ("KAMP"). KAMP is mandatory for all salaried retirees over 65 and for USWA retirees who retire after December 31, 1995, when they become 65, and voluntary for other hourly retirees of the Company's operations in the states of California, Louisiana, and Washington. The USWA contract, ratified on February 28, 1995, also contained changes to the retiree health benefits. These changes included increased retirees' copayments, deductibles, and coinsurance, and restricted Medicare Part B premium reimbursement to the 1995 level for employees retiring after November 1, 1994. These changes will lower the Company's expenses for retiree medical care.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


The Company's accrued postretirement benefit obligation is composed of the following:

                                                                  December 31,
                                                                ----------------
                                                                  1995      1994
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
  Retirees                                                      $557.6    $566.2
  Active employees eligible for postretirement benefits           30.7      30.2
  Active employees not eligible for postretirement benefits       61.1      98.7
                                                                ------    ------
  Accumulated postretirement benefit obligation                  649.4     695.1
Unrecognized net gains                                            20.5      55.0
Unrecognized gains related to prior-service costs                110.9      31.8
                                                                ------    ------
Accrued postretirement benefit obligation                       $780.8    $781.9
                                                                ======    ======

The components of net periodic postretirement benefit cost are:

                                                    Year Ended December 31,
                                                  --------------------------
                                                    1995      1994      1993
----------------------------------------------------------------------------
Service cost                                      $  4.5    $  8.2    $  7.1
Interest cost                                       52.3      56.9      58.5
Amortization of prior service cost                  (8.9)     (3.2)
                                                  ------    ------    ------
Net periodic postretirement benefit cost          $ 47.9    $ 61.9    $ 65.6
                                                  ======    ======    ======

The 1996 annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) are 8.0% and 7.5% for retirees under 65 and over 65, respectively, and are assumed to decrease gradually to 5.0% in 2007 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $68.7 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by approximately $7.8. The weighted average discount rate used to determine the accumulated postretirement benefit obligation at December 31, 1995 and 1994, was 7.5% and 8.5%, respectively.

Postemployment Benefits
The Company provides certain benefits to former or inactive employees after employment but before retirement. The Company adopted SFAS 112 to account for postemployment benefits as of January 1, 1993, as discussed in Note 1.

Incentive Plans
Effective January 1, 1989, the Company and KACC adopted an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees of the Company, KACC, and their consolidated subsidiaries. All compensation vested as of December 31, 1992, under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of the Company as of December 31, 1993. Under the LTIP, as amended, 764,092 restricted shares were distributed to six Company executives during 1993 for benefits generally earned but not vested as of December 31, 1992. These shares generally will vest at the rate of 25% per year. The Company will record the related expense of $6.5 over the four-year period ending December 31, 1996. In 1993, the Company adopted the Kaiser 1993 Omnibus Stock Incentive Plan. A total of 2,500,000 shares of Kaiser common stock were reserved for awards or for payment of rights granted under the Plan, of which 544,839 shares were available to be awarded at December 31, 1995. Under the Kaiser 1993 Omnibus Stock Incentive Plan, 102,564 restricted shares were distributed to two Company executives during 1994, which will vest at the

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


rate of 25% per year. The Company will record the related expense of $1.0 over the four-year period ending December 31, 1998.

In 1993 and 1994, the Compensation Committee of the Board of Directors approved the award of "nonqualified stock options" to members of management other than those participating in the LTIP. These options generally will vest at the rate of 20-25% per year. Information relating to nonqualified stock options is shown below:

                                                                                1995        1994      1993
----------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                           1,119,680     664,400
Granted                                                                                  494,800   664,400
Exercised (at $7.25 and $9.75 per share)                                    (155,500)     (6,920)
Expired or forfeited                                                         (38,095)    (32,600)
                                                                           ---------   ---------   -------
Outstanding at end of year (prices ranging from $7.25 to $12.75 per share)   926,085   1,119,680   664,400
                                                                           =========   =========   =======

Exercisable at end of year                                                   211,755     120,180
                                                                           =========   =========

In 1995, the Company adopted the Kaiser Aluminum Total Compensation System, an unfunded incentive compensation program. The program provides incentive pay based on performance against plan over a three-year period. KACC also has a supplemental savings and retirement plan for salaried employees, under which the participants contribute a percentage of their base salaries.

The Company's expense for the above plans was $11.9, $6.1, and $5.3 for the years ended December 31, 1995, 1994, and 1993, respectively.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In millions of dollars, except share amounts)


7.  Stockholders' Equity and Minority Interests
-----------------------------------------------

Changes in stockholders' equity and minority interests were:

                                                   Minority Interests                    Stockholders' Equity
                                                  -------------------      -----------------------------------------------
                                                                                                      Retained
                                                                                                      Earnings  Additional
                                                  Redeemable                                            (Accu-     Minimum
                                                  Preference           Preferred  Common  Additional   mulated     Pension
                                                       Stock    Other      Stock   Stock     Capital  Deficit)   Liability
--------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1992                            $ 32.8   $ 72.1              $  .6      $288.5   $ 282.8      $ (6.7)
  Net loss                                                                                              (652.2)
  Redeemable preference stock:
    Accretion                                            4.8
    Stock redemption                                    (4.0)
  Conversions (1,967 preference shares into cash)                (.2)
  Common stock issued                                                                            3.3
  Preferred stock issued                                                   $  .2               134.1
  Dividends on preferred stock                                                                            (6.3)
  Minority interest in majority-owned subsidiaries                (.5)
  Additional minimum pension liability                                                                               (14.9)
                                                      ------   ------      -----   -----       -----   -------      ------
BALANCE, DECEMBER 31, 1993                              33.6     71.4         .2      .6       425.9    (375.7)      (21.6)
  Net loss                                                                                              (106.8)
  Redeemable preference stock:
    Accretion                                            4.0
    Stock redemption                                    (8.5)
  Common stock issued                                                                            2.2
  Preferred stock issued                                                      .4                99.7
  Dividends on preferred stock                                                                           (20.1)
  Minority interest in majority-owned subsidiaries               15.7
  Reduction of minimum pension liability                                                                              12.5
                                                      ------   ------      -----   -----       -----   -------      ------
BALANCE, DECEMBER 31, 1994                              29.1     87.1         .6      .6       527.8    (502.6)       (9.1)
  Net income                                                                                              60.3
  Redeemable preference stock:
    Accretion                                            3.9
    Stock redemption                                    (8.7)
    Stock repurchase                                     5.4
  Conversions (1,222 preference shares into cash)                 (.1)
  Common stock issued upon redemption and
    conversion of preferred stock                                            (.2)     .1         1.1
  Dividends on preferred stock                                                                           (17.6)
  Minority interest in majority-owned subsidiaries                6.0
  Incentive plans accretion                                                                      1.4
  Additional minimum pension liability                                                                                (4.7)
                                                      ------   ------      -----   -----       -----   -------      ------
BALANCE, DECEMBER 31, 1995                            $ 29.7   $ 93.0      $  .4   $  .7      $530.3   $(459.9)     $(13.8)
                                                      ======   ======      =====   =====      ======   =======      ======

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


Redeemable Preference Stock
In March 1985, KACC entered into a three-year agreement with the USWA whereby shares of a new series of "Cumulative (1985 Series A) Preference Stock" would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of "Cumulative (1985 Series B) Preference Stock." Series A Stock and Series B Stock ("Series A and B Stock") each have a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any.

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

                                            1995        1994        1993
------------------------------------------------------------------------
Shares:
  Beginning of year                      912,167   1,081,548   1,163,221
  Redeemed                              (174,804)   (169,381)    (81,673)
                                        --------   ---------   ---------
  End of year                            737,363     912,167   1,081,548
                                        ========   =========   =========

No additional Series A or B Stock will be issued. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by the Board of Directors, payable in stock or in cash at the option of KACC on or after March 1, 1991, in respect to years commencing January 1, 1990, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B Stocks are entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by the Board of Directors.

Redemption fund agreements require KACC to make annual payments by March 31 each year based on a formula tied to consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In March 1994 and 1995, KACC contributed $4.3 for each of the years 1993 and 1994, and will contribute $4.3 in March 1996 for 1995.

Under the USWA labor contract effective November 1, 1994, KACC is obligated to offer to purchase up to 40 shares of Series A Stock from each active participant in 1995 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 80 shares from each participant in 1998. In addition, a profitability test was satisfied for 1995; therefore, KACC will offer to purchase from each active participant an additional 20 shares of such preference stock held in the stock ownership plan for the benefit of substantially the same employees in 1996. The employees could elect to receive their shares, accept cash, or place the proceeds into KACC's 401(k) savings plan. KACC will provide comparable purchases of Series B Stock from active participants.

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

Preference Stock
KACC Cumulative Convertible Preference Stock, $100 par value ("$100 Preference Stock"), restricts acquisition of junior stock and payment of dividends. At December 31, 1995, such provisions were less restrictive as to the payment of cash dividends than the 1994 Credit Agreement provisions. KACC has the option to redeem the $100 Preference Stocks at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stocks.

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

                                                    December 31,
                                                  ---------------
                                                    1995     1994
-----------------------------------------------------------------
4-1/8%                                             3,237    3,657
4-3/4% (1957 Series)                               2,342    2,605
4-3/4% (1959 Series)                              13,162   13,534
4-3/4% (1966 Series)                               3,473    3,640

Preferred Stock
Series A Convertible - In 1993, Kaiser issued 19,382,950 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). On September 19, 1995, the Company redeemed all 1,938,295 Series A Shares, which resulted in the simultaneous redemption of all Depositary Shares in exchange for (i) 13,126,521 shares of the Company's common stock and (ii) $2.8 in cash comprised of (a) an amount equal to all accrued and unpaid dividends up to and including the day immediately prior to redemption date and
(b) cash in lieu of any fractional shares of common stock that would have otherwise been issuable.

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

Holders of shares of PRIDES are entitled to receive (when, as, and if the Board of Directors declares dividends on the PRIDES) cumulative preferential cash dividends at a rate per annum of 8.255% of the per share offering price (equivalent to $.97 per annum for each share of PRIDES), from the date of initial issuance, payable quarterly in arrears on the last day of March, June, September, and December of each year. Holders of shares of PRIDES have a 4/5 vote for each share held of record and, except as required by law, are entitled to vote together with the holders of common stock and together with

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In millions of dollars, except share amounts)


the holders of any other classes or series of stock who are entitled to vote in such manner on all matters submitted to a vote of common stockholders.

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

Shares of PRIDES are not redeemable, at the election of the Company, prior to December 31, 1996. At any time and from time to time on or after December 31, 1996, the Company may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, the number of shares of common stock equal to (A) the sum of $11.9925, declining after December 31, 1996, to $11.75 until December 31, 1997, plus, in the event the Company does not elect to pay cash dividends to the redemption date, all accrued and unpaid dividends thereon divided by
(B) the Current Market Price (as defined) on the applicable date of determination, but in no event less than .8333 of a share of common stock, subject to adjustment in certain events. At any time prior to December 31, 1997, unless previously redeemed, each share of PRIDES is convertible at the option of the holder thereof into .8333 of a share of common stock (equivalent to a conversion price of $14.10 per share of common stock), subject to adjustment in certain events. The number of shares of common stock a holder will receive upon redemption, and the value of the shares received upon conversion, will vary depending on the market price of the common stock from time to time.

Dividends on Common Stock
The indentures governing the Senior Notes and the 12-3/4% Notes restrict, among other things, KACC's ability, and the 1994 Credit Agreement restricts, among other things, Kaiser's and KACC's ability, to incur debt, undertake transactions with affiliates, and pay dividends. Under the most restrictive of these covenants, neither the Company nor KACC currently is permitted to pay dividends on its common stock.

At December 31, 1995, 28,000,000 shares of the Company's common stock owned by MAXXAM were pledged as security for debt of a wholly owned subsidiary of MAXXAM, consisting of $100.0 aggregate principal amount of 11-1/4% Senior Secured Notes due 2003 and $125.7 aggregate principal amount of 12-1/4% Senior Secured Discount Notes due 2003.

Proposed Recapitalization
On February 5, 1996, the Company announced that it filed with the SEC a preliminary proxy statement relating to a proposed recapitalization and a special meeting of stockholders to consider and vote upon the proposal. The proposed recapitalization would: (i) provide for two classes of common stock: Class A Common Shares, $.01 par value, with one vote per share and a new lesser-voting class designated as Common Stock, $.01 par value, with 1/10 vote per share; (ii) redesignate as Class A Common Shares the 100 million currently authorized shares of existing common stock and authorize an additional 250 million shares to be designated as Common Stock; and (iii) change each issued share of the Company's existing common stock, par value $.01 per share, into
(a) .33 of a Class A Common Share and (b) .67 of a share of Common Stock. The Company would pay cash in lieu of fractional shares. The Company anticipates that both the Class A Common Shares and the Common Stock will be approved for trading on the New York Stock Exchange. Upon the effective date of the recapitalization, approximately 23,640,000 Class A Common Shares and 47,998,000 shares of Common Stock would be issued and outstanding. The proportionate voting power of the holders of the PRIDES will increase immediately after the effectiveness of the recapitalization until such shares are redeemed or converted, which will occur on or before December 31, 1997. As of January 31, 1996, holders of the existing common stock and the PRIDES had 91.2% and 8.8%, respectively, of the total voting power of all stockholders. Immediately after the recapitalization, the

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


voting power of such holders of the PRIDES will increase to 19.6% in the aggregate, with a corresponding reduction in the voting power of such holders of the existing common stock. At such time as the PRIDES are redeemed or converted, the relative voting power of such holders of the PRIDES will decrease and the voting power for both such holders of the PRIDES and the existing common stock will be approximately the same as it would have been had the recapitalization not occurred.

8.  Commitments and Contingencies
---------------------------------

Commitments
KACC has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 9), letters of credit, and guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1995, is $88.9, of which $26.7 is due in 1997 and the rest is due in 2002. The KACC share of payments, including operating costs and certain other expenses under the agreement, was $77.5, $85.6, and $86.7 for the years ended December 31, 1995, 1994, and 1993, respectively. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

Minimum rental commitments under operating leases at December 31, 1995, are as follows: years ending December 31, 1996 - $22.7; 1997 - $21.6; 1998 - $24.6; 1999 - $29.7; 2000 - $27.3; thereafter - $187.0.
The future minimum rentals receivable under noncancelable subleases was $67.0 at December 31, 1995.

Rental expenses were $29.0, $26.8, and $29.0 for the years ended
December 31, 1995, 1994, and 1993, respectively.

Environmental Contingencies
The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments Reauthorization Act of 1986 ("CERCLA"), and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 1995, 1994, and 1993:

                                          1995      1994      1993
------------------------------------------------------------------
Balance at beginning of period          $ 40.1    $ 40.9    $ 46.4
Additional amounts                         3.3       2.8       1.7
Less expenditures                         (4.5)     (3.6)     (7.2)
                                        ------    ------    ------
Balance at end of period                $ 38.9    $ 40.1    $ 40.9
                                        ======    ======    ======

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $9.0 for the years 1996 through 2000 and an aggregate of approximately $10.0 thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated $23.0 and that the factors upon which a substantial portion of this estimate is based are expected to be resolved over the next twelve months. While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Asbestos Contingencies
KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 15 years.

The following table presents the changes in number of such claims pending for the years ended December 31, 1995, 1994, and 1993.

                                                  1995       1994      1993
--------------------------------------------------------------------------
Number of claims at beginning of period         25,200     23,400    13,500
Claims received                                 41,700     14,300    11,400
Claims settled or dismissed                     (7,200)   (12,500)   (1,500)
                                                ------    -------    ------

Number of claims at end of period               59,700     25,200    23,400
                                                ======    =======    ======

KACC has been advised by its regional counsel that, although there can be no assurance, the recent increase in pending claims may be attributable in part to tort reform legislation in Texas which was passed by the legislature in March 1995 and which became effective on September 1, 1995. The legislation, among other things, is designed to restrict, beginning September 1, 1995, the filing of cases in Texas that do not have a sufficient nexus to that jurisdiction, and to impose, generally as of September 1, 1996, limitations relating to joint and several liability in tort cases. A substantial portion of the asbestos-related claims that were filed and served on KACC between June 30, 1995, and November 30, 1995, were filed in Texas prior to September 1, 1995.

Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed and settled through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton, Levin, Ehrmantraut, Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an asbestos-related cost accrual of $160.1, before

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


consideration of insurance recoveries, is included primarily in Long-term liabilities at December 31, 1995. The Company estimates that annual future cash payments in connection with such litigation will be approximately $13.0 to $20.0 for each of the years 1996 through 2000, and an aggregate of approximately $78.0 thereafter through 2008. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial.

The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs. Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $137.9, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1995.

While uncertainties are inherent in the final outcome of these asbestos matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that will be received, management currently believes that, based on the factors discussed in the preceding paragraphs, the resolution of asbestos-related uncertainties and the incurrence of asbestos-related costs net of related insurance recoveries should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

Other Contingencies
The Company or KACC is involved in various other claims, lawsuits, and other proceedings relating to a wide variety of matters. While uncertainties are inherent in the final outcome of such matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties and the incurrence of such costs should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

9.  Derivative Financial Instruments and Related Hedging Programs
-----------------------------------------------------------------

KACC enters into a number of financial instruments in the normal course of business that are designed to reduce its exposure to fluctuations in foreign exchange rates, alumina, primary aluminum, and fabricated aluminum products prices, and the cost of purchased commodities.

KACC has significant expenditures which are denominated in foreign currencies related to long-term purchase commitments with its affiliates in Australia and the United Kingdom, which expose KACC to certain exchange rate risks. In order to mitigate its exposure, KACC periodically enters into forward foreign exchange and currency option contracts in Australian dollars and Pounds Sterling to hedge these commitments. The forward foreign currency exchange contracts are agreements to purchase or sell a foreign currency, for a price specified at the contract date, with delivery and settlement in the future. At December 31, 1995, KACC had net forward foreign exchange contracts totaling approximately $102.8 for the purchase of 142.4 Australian dollars through April 30, 1997.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


To mitigate its exposure to declines in the market prices of alumina, primary aluminum, and fabricated aluminum products, while retaining the ability to participate in favorable pricing environments that may materialize, KACC has developed strategies which include forward sales of primary aluminum at fixed prices and the purchase or sale of options for primary aluminum. Under the principal components of KACC's price risk management strategy, which can be modified at any time,
(i) varying quantities of KACC's anticipated production are sold forward at fixed prices; (ii) call options are purchased to allow KACC to participate in certain higher market prices, should they materialize, for a portion of KACC's primary aluminum and alumina sold forward;
(iii) option contracts are entered into to establish a price range
KACC will receive for a portion of its primary aluminum and alumina;
and (iv) put options are purchased to establish minimum prices KACC will receive for a portion of its primary aluminum and alumina. In this regard, in respect of its 1996 anticipated production, as of December 31, 1995, KACC had sold forward 15,750 metric tons of primary aluminum at fixed prices.

In addition, KACC enters into forward fixed price arrangements with certain customers which provide for the delivery of a specific quantity of fabricated aluminum products over a specified future period of time. In order to establish the cost of primary aluminum for a portion of such sales, KACC may enter into forward and option contracts. In this regard, at December 31, 1995 KACC had purchased 53,300 metric tons of primary aluminum under forward purchase contracts at fixed prices that expire at various times through December 1996.

At December 31, 1995, the net unrealized gain on KACC's position in aluminum forward sales and option contracts, based on an average price of $1,721 per metric ton ($.78 per pound) of aluminum, and forward foreign exchange contracts was $4.1.

KACC is exposed to credit risk in the event of non-performance by other parties to these currency and commodity contracts, but KACC does not anticipate non-performance by any of these counterparties, given their creditworthiness. When appropriate, KACC arranges master netting agreements.

10.  Segment and Geographical Area Information
----------------------------------------------

Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.

The aggregate foreign currency gain included in determining net income was $5.3, $.8, and $4.9 for the years ended December 31, 1995, 1994, and 1993, respectively.

Sales of more than 10% of total revenue to a single customer were nil in 1995 and were $58.2 and $40.7 of bauxite and alumina and $147.7 and $145.7 of aluminum processing for the years ended December 31, 1994, and 1993, respectively.

Export sales were less than 10% of total revenue during the years ended December 31, 1995, 1994, and 1993, respectively.

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In millions of dollars, except share amounts)

Geographical area information relative to operations is summarized as follows:


                                      Year Ended                                      Other
                                     December 31,     Domestic  Caribbean   Africa   Foreign  Eliminations      Total
---------------------------------------------------------------------------------------------------------------------

Net sales to unaffiliated customers         1995      $1,589.5    $ 191.7  $ 239.4   $ 217.2                 $2,237.8
                                            1994       1,263.2      169.9    180.0     168.4                  1,781.5
                                            1993       1,177.8      155.4    207.5     178.4                  1,719.1

Sales and transfers among                   1995                  $  79.6            $ 191.5       $(271.1)
  geographic areas                          1994                     98.7              139.4        (238.1)
                                            1993                     88.2               79.6        (167.8)

Equity in income (losses) of                1995      $    (.2)                     $  19.4                 $   19.2
  unconsolidated affiliates                 1994            .2                         (2.1)                    (1.9)
                                            1993                                       (3.3)                    (3.3)

Operating income (loss)                     1995      $   32.0    $   9.8  $  83.5   $  85.3                 $  210.6
                                            1994        (128.8)       9.9     18.3      44.4                    (56.2)
                                            1993        (145.9)     (11.8)    21.9      12.4                   (123.4)

Investment in and advances to               1995      $    1.2    $  27.1            $ 149.9                 $  178.2
  unconsolidated affiliates                 1994           1.2       28.8              139.7                    169.7

Identifiable assets                         1995      $2,017.9    $ 381.9  $ 196.5   $ 216.9                 $2,813.2
                                            1994       1,933.8      364.8    200.0     199.5                  2,698.1

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

(In millions of dollars, except share amounts)


Financial information by industry segment at December 31, 1995 and 1994, and for the years ended December 31, 1995, 1994, and 1993, is as follows:

                                        Year Ended  Bauxite &   Aluminum
                                      December 31,    Alumina   Processing   Corporate         Total
---------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers           1995     $514.2     $1,723.6                  $2,237.8
                                              1994      432.5      1,349.0                   1,781.5
                                              1993      423.4      1,295.7                   1,719.1

Intersegment sales                            1995     $159.7                               $  159.7
                                              1994      146.8                                  146.8
                                              1993      129.4                                  129.4

Equity in income (losses) of                  1995     $  3.6     $   15.8      $   (.2)    $   19.2
  unconsolidated affiliates                   1994       (4.7)         2.6           .2         (1.9)
                                              1993       (2.5)         (.8)                     (3.3)

Operating income (loss)                       1995     $ 54.0     $  238.9      $ (82.3)    $  210.6
                                              1994       19.8         (8.4)       (67.6)       (56.2)
                                              1993       (4.5)       (46.3)       (72.6)      (123.4)

Effect of changes in accounting principles
  on operating income (loss)
    SFAS 106                                  1993     $ (2.0)    $  (16.1)     $  (1.1)    $  (19.2)
    SFAS 109                                  1993       (7.7)        (7.8)          .3        (15.2)

Depreciation                                  1995     $ 31.1     $   60.4      $   2.8     $   94.3
                                              1994       33.5         59.1          2.8         95.4
                                              1993       35.3         59.9          1.9         97.1

Capital expenditures                          1995     $ 27.3     $   44.0      $   8.1     $   79.4
                                              1994       28.9         39.9          1.2         70.0
                                              1993       35.3         31.2          1.2         67.7

Investment in and advances to                 1995     $129.9     $   47.1      $   1.2     $  178.2
  unconsolidated affiliates                   1994      136.6         31.9          1.2        169.7

Identifiable assets                           1995     $746.0     $1,341.2      $ 726.0     $2,813.2
                                              1994      749.6      1,242.3        706.2      2,698.1

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

FIVE-YEAR FINANCIAL DATA
CONSOLIDATED BALANCE SHEETS

                                                                                December 31,
                                                            ----------------------------------------------------
(In millions of dollars)                                        1995       1994       1993       1992       1991
---------------------------------------------------------------------------------------------------------------

Assets
Current assets:
  Cash and cash equivalents                                 $   21.9   $   17.6   $   14.7   $   19.1   $   15.8
  Receivables                                                  308.6      199.2      234.7      270.0      218.8
  Inventories                                                  525.7      468.0      426.9      439.9      498.6
  Prepaid expenses and other current assets                     76.6      158.0       60.7       37.0       84.0
                                                            --------   --------   --------    -------   --------
    Total current assets                                       932.8      842.8      737.0      766.0      817.2

Investments in and advances to unconsolidated affiliates       178.2      169.7      183.2      150.1      161.9
Property, plant, and equipment - net                         1,109.6    1,133.2    1,163.7    1,066.8    1,014.5
Deferred income taxes                                          269.1      271.2      210.8
Other assets                                                   323.5      281.2      233.2      189.7      140.5
                                                            --------   --------   --------   --------   --------
    Total                                                   $2,813.2   $2,698.1   $2,527.9   $2,172.6   $2,134.1
                                                            ========   ========   ========   ========   ========

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable and accruals                             $  451.2   $  439.3   $  339.7   $  351.4   $  461.6
  Accrued postretirement medical benefit obligation -
    current portion                                             46.8       47.0       47.6
  Payable to affiliates                                         94.2       85.3       62.4       78.4       87.1
  Long-term debt - current portion                               8.9       11.5        8.7       25.9       26.3
                                                            --------   --------   --------   --------   --------
    Total current liabilities                                  601.1      583.1      458.4      455.7      575.0

Long-term liabilities                                          548.5      495.5      501.8      281.7      212.9
Accrued postretirement medical benefit obligation              734.0      734.9      713.1
Long-term debt                                                 749.2      751.1      720.2      765.1      681.5
Minority interests                                             122.7      116.2      105.0      104.9      108.9

Stockholders' equity:
  Preferred stock                                                 .4         .6         .2
  Common stock                                                    .7         .6         .6         .6         .6
  Additional capital                                           530.3      527.8      425.9      288.5      287.9
  Retained earnings (accumulated deficit)                     (459.9)    (502.6)    (375.7)     282.8      267.3
  Additional minimum pension liability                         (13.8)      (9.1)     (21.6)      (6.7)
                                                            --------   --------   --------   --------   --------
    Total stockholders' equity                                  57.7       17.3       29.4      565.2      555.8
                                                            --------   --------   --------   --------   --------
    Total                                                   $2,813.2   $2,698.1   $2,527.9   $2,172.6   $2,134.1
                                                            ========   ========   ========   ========   ========

Debt-to-capital ratio(1)                                        78.1       82.4       81.3       54.1       51.5

(1)  Total long-term debt - current portion and long-term debt
     ("debt") as a ratio of total debt, deferred income tax liabilities, minority interests, and stockholders' equity.


KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

FIVE-YEAR FINANCIAL DATA
STATEMENTS OF CONSOLIDATED INCOME (LOSS)

                                                                         Year Ended December 31,
                                                         ------------------------------------------------------
(In millions of dollars, except share amounts)               1995       1994       1993       1992       1991
-------------------------------------------------------------------------------------------------------------

Net sales                                                $2,237.8   $1,781.5   $1,719.1   $1,909.1   $2,000.8
                                                         --------   --------   --------   --------   --------

Costs and expenses:
  Cost of products sold                                   1,798.4    1,625.5    1,587.7    1,619.3    1,594.2
  Depreciation                                               94.3       95.4       97.1       80.3       73.2
  Selling, administrative, research and development,
    and general                                             134.5      116.8      121.9      119.6      117.4
  Restructuring of operations                                                      35.8
                                                         --------   --------   --------   --------   --------
    Total costs and expenses                              2,027.2    1,837.7    1,842.5    1,819.2    1,784.8
                                                         --------   --------   --------   --------   --------

Operating income (loss)                                     210.6      (56.2)    (123.4)      89.9      216.0

Other income (expense):
  Interest expense                                          (93.9)     (88.6)     (84.2)     (78.7)     (93.9)
  Other - net                                               (14.1)      (7.3)       (.9)      20.9       20.3
                                                         --------   --------   --------   --------   --------
Income (loss) before income taxes, minority interests,
  extraordinary loss, and cumulative effect of changes
  in accounting principles                                  102.6     (152.1)    (208.5)      32.1      142.4

(Provision) credit for income taxes                         (37.2)      53.8       86.9       (5.3)     (32.4)

Minority interests                                           (5.1)      (3.1)     (1.5)         .1       (1.6)
                                                         --------   --------   --------   --------   --------

Income (loss) before extraordinary loss and cumulative
  effect of changes in accounting principles                 60.3     (101.4)    (123.1)      26.9      108.4

Extraordinary loss on early extinguishment of debt,
  net of tax benefit of $2.9 and $11.2 for 1994 and
  1993, respectively                                                    (5.4)     (21.8)

Cumulative effect of changes in accounting principles,
  net of tax benefit of $237.7                                                   (507.3)
                                                         --------   --------   --------   --------   --------

Net income (loss)                                        $   60.3   $ (106.8)  $ (652.2)  $   26.9   $  108.4
                                                         ========   ========   ========   ========   ========
Per common and common equivalent share:
  Net income (loss):
    Primary                                              $    .69   $  (2.18)  $ (11.47)  $    .47   $   2.03
    Fully diluted                                             .72

  Dividends declared                                                                           .20       1.10

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES


QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                              Quarter Ended
                                                             -------------------------------------------------
(In millions of dollars, except share amounts)               March 31      June 30  September 30  December 31,
--------------------------------------------------------------------------------------------------------------
1995
  Net sales                                                   $ 513.0     $  583.4       $ 550.3       $ 591.1
  Operating income                                               32.6         63.6          53.2          61.2
  Net income                                                      3.5         23.3          12.5          21.0
  Earnings (loss) per common and common equivalent share:
   Primary                                                       (.03)(1)      .31           .13           .26
   Fully diluted                                                                             .14
  Common stock market price:
   High                                                        11-7/8       14            21            15-3/4
   Low                                                         10-1/8       10-1/2        13-7/8        10-3/4

1994
  Net sales                                                   $ 415.1      $ 459.5       $ 461.1       $ 445.8
  Operating loss                                                 25.6         14.2           6.9           9.5
  Loss before extraordinary loss                                 29.3         23.6          20.8          27.7 (2)
  Extraordinary loss - net                                        5.4
  Net loss                                                       34.7         23.6          20.8          27.7 (2)
  Per common and common equivalent share:
   Loss before extraordinary loss                                 .58          .50           .45           .57
   Extraordinary loss - net                                       .09
   Net loss                                                       .67          .50           .45           .57
  Common stock market price:
   High                                                        12-1/2       10-1/2        11-5/8        12-3/8
   Low                                                          9            8-1/4         9-1/2         9-3/4


(1) After deduction of $5.3 dividends on preferred stock from net income.
(2) Includes pre-tax charges of approximately $10.3, principally related to establishing additional litigation and environmental reserves in the fourth quarter of 1994.


KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
---------------------------------------------------------------------------------------------------

CORPORATE INFORMATION


KAISER ALUMINUM CORPORATION                                  KAISER ALUMINUM & CHEMICAL CORPORATION
---------------------------                                  --------------------------------------

Directors                                                    Directors
---------                                                    ---------
George T. Haymaker, Jr.                                      George T. Haymaker, Jr.
  Chairman and Chief Executive Officer                       Charles E. Hurwitz
Charles E. Hurwitz                                           Robert J. Cruikshank
  Chairman, President, and Chief Executive Officer,          Ezra G. Levin
   MAXXAM Inc.,                                              Robert Marcus
  Chairman and Chief Executive Officer,                      Robert J. Petris
  Federated Development Company
Robert J. Cruikshank                                         Corporate Officers and Business Managers
  Personal Investments                                       ----------------------------------------
Ezra G. Levin                                                George T. Haymaker, Jr.
  Partner in the law firm of Kramer, Levin, Naftalis,        Chairman and Chief Executive
  Nessen, Kamin & Frankel                                    Charles E. Hurwitz
Robert Marcus                                                  Vice Chairman
  Former President and Chief Executive Officer,              Joseph A. Bonn
  Alumax Inc.                                                  Vice President, Planning and Administration
Robert J. Petris                                             Robert E. Cole
  Assistant to the International President of the              Vice President, Government Affairs
  United Steelworkers of America                             John E. Daniel
                                                               Vice President, and President of Kaiser Primary Aluminum
                                                                  Products
Corporate Officers                                           Arthur S. Donaldson
------------------                                             Controller
George T. Haymaker, Jr.                                      Robert W. Irelan
  Chairman and Chief Executive Officer                         Vice President, Public Relations
Joseph A. Bonn                                               John T. La Duc
  Vice President, Planning and Administration                  Vice President and Chief Financial Officer
Arthur S. Donaldson                                          Alan G. Longmuir
  Controller                                                   Vice President, Research & Development
John T. La Duc                                               Raymond J. Milchovich
  Vice President and Chief Financial Officer                   Vice President, and President of Kaiser Flat-Rolled
Anthony R. Pierno                                                Products
  Vice President and General Counsel                         James T. Owen
Karen A. Twitchell                                             Vice President, and President of Kaiser Extruded Products
  Treasurer                                                  Anthony R. Pierno
Byron L. Wade                                                  Vice President and General Counsel
  Vice President, Secretary, and Deputy General Counsel      Geoffrey W. Smith
                                                               Vice President, and President of Kaiser Alumina
                                                             Karen A. Twitchell
                                                               Treasurer
                                                             Kris S. Vasan
                                                               Vice President, Financial Risk Management
                                                             Byron L. Wade
                                                               Vice President, Secretary, and Deputy General Counsel
                                                             Lawrence L. Watts
                                                               Vice President, and President of Kaiser Aluminum
                                                                 International


KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES

CORPORATE INFORMATION
----------------------------------------------------------------------

Kaiser Aluminum Corporation                              Auditors
---------------------------                              --------
5847 San Felipe, Suite 2600 (Zip 77057-3010)             Arthur Andersen LLP
P.O. Box 572887 (Zip 77257-2887)                         711 Louisiana, Suite 1300
Houston, TX                                              Houston, TX 77002
713/267-3777
Internet at: http://www.kaiseral.com
                                                         Agents and Trustees
                                                         -------------------
Stockholder Matters                                      The First National Bank of Boston
-------------------                                      c/o Boston EquiServe
Kaiser Aluminum Corporation stock is traded on the       P.O. Box 644, Mail Stop 45-02-09
New York Stock Exchange.  Ticker symbols are KLU for     Boston, MA 02102-0644
the Common Stock; and KLUPrD for the 8.255%              617-575-3400
PRIDES, Convertible Preferred Stock.

The Company's Annual Report on Form 10-K as filed          Transfer Agent and Registrar for Kaiser
with the Securities and Exchange Commission is             Aluminum Corporation Common Stock and
available, without charge, on written request.  In         8.255% PRIDES, Convertible Preferred Stock
addition, a copy of the exhibits to the Form 10-K is
available upon payment of a specified fee, which fee
shall be limited to the Company's expenses in              State Street Bank and Trust Company
furnishing such exhibit(s).  All requests should be        Corporate Trust Customer Srvice Dept.
directed to:                                               P. O. Box 778
                                                           Boston, MA 02102
                                                           800-531-0368
                                                             Trustee for Kaiser Aluinum & Chemical Corporation
                                                             12-3/4% Senior Subordinated Notes due 2003


Kaiser Aluminum Corporation                              First Trust National Association
Shareholder Services                                     180 E. 5th Street
P.O. Box 572887                                          St. Paul, MN 55101
Houston, TX  77257-2887                                  612/244-0444

                                                           Trustee for Kaiser Aluminum & Chemical
                                                           Corporation 9-7/8% Senior Notes


                                                         This annual report is printed on recycled paper.
                                                         Additionally, the report uses vegetable-oil inks
                                                         that release fewer volatile gases into the
                                                         atmosphere than regular oil-based inks, that contain
                                                         no heavy metals, and that are not a health threat
                                                         during printing operations.


