Form 10-K, Exhibit 13
period 1997-12-31
KAISER ALUMINUM CORP
filed 1998-03-26
CIK 811596

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
        M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S O F F I N A N C I A L C O N D I T I O N A N D R E S U L T S O F O P E R A T I O N S

        Kaiser Aluminum Corporation ("Kaiser" or the "Company"), through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"), operates in two business segments: bauxite and alumina, and aluminum processing. As an integrated aluminum producer, the Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its facilities. Intracompany shipments and sales are excluded from the information set forth in the table below. The table below provides selected operational and financial information on a consolidated basis with respect to the Company for the years ended December 31, 1997, 1996, and 1995. The following should be read in conjunction with the Company's consolidated financial statements and the notes thereto, contained elsewhere herein.


                                                                          Year Ended December 31,
                                                              ----------------------------------------------
        (In millions of dollars, except shipments and prices)           1997            1996            1995
        ----------------------------------------------------------------------------------------------------
        Shipments: (000 tons) (1)
         Alumina                                                    1,929.8         2,073.7         2,040.1
         Aluminum products:
           Primary aluminum                                           327.9           355.6           271.7
           Fabricated aluminum products                               400.0           327.1           368.2
                                                              --------------  --------------  --------------
            Total aluminum products                                   727.9           682.7           639.9
                                                              ==============  ==============  ==============

        Average realized sales price:
         Alumina (per ton)                                    $         198   $         195   $         208
         Primary aluminum (per pound)                                   .75             .69             .81

        Net sales:
         Bauxite and alumina:
           Alumina                                            $       382.1   $       404.1   $       424.8
           Other (2)(3)                                               106.5           103.9            89.4
                                                              --------------  --------------  --------------
            Total bauxite and alumina                                 488.6           508.0           514.2
                                                              --------------  --------------  --------------

         Aluminum processing:
           Primary aluminum                                           543.4           538.3           488.0
           Fabricated aluminum products                             1,324.3         1,130.4         1,218.6
           Other (3)                                                   16.9            13.8            17.0
                                                              --------------  --------------  --------------
            Total aluminum processing                               1,884.6         1,682.5         1,723.6
                                                              --------------  --------------  --------------

              Total net sales                                 $     2,373.2   $     2,190.5   $     2,237.8
                                                              ==============  ==============  ==============

        Operating income (loss):
         Bauxite and alumina                                  $        20.0   $         1.1   $        54.0
         Aluminum processing (4)                                      222.6           156.5           238.9
         Corporate (4)                                                (74.6)          (59.8)          (82.3)
                                                              --------------  --------------  --------------
            Total operating income                            $       168.0   $        97.8   $       210.6
                                                              ==============  ==============  ==============


        Net income                                            $        48.0   $         8.2   $        60.3
                                                              ==============  ==============  ==============

        Capital expenditures                                  $       128.5   $       161.5   $        88.4
                                                              ==============  ==============  ==============



        (1) All references to tons refer to metric tons of 2,204.6 pounds.
        (2) Includes net sales of bauxite.
        (3) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.
        (4) Includes pre-tax charges of $15.1 for the Aluminum processing segment and $4.6 for the Corporate segment recorded in the quarter ended June 30, 1997, related to restructuring of operations.



        This section contains statements which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this section (see "Overview," "Recent Events and Developments," "Results of Operations," "Liquidity and Capital Resources" and "Other Matters"). Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "estimates," "will," "should," "plans" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. These factors include the effectiveness of management's strategies and decisions, general economic and business conditions, developments in technology, new or modified statutory or regulatory requirements and changing prices and market conditions. This section and the Company's Annual Report on Form 10-K each identify other factors that could cause such differences. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

        OVERVIEW

        The Company's operating results are sensitive to changes in prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree on the volume and mix of all products sold and on KACC's hedging strategies. Primary aluminum prices have historically been subject to significant cyclical price fluctuations. See Notes 1 and 10 of the Notes to Consolidated Financial Statements for a discussion of KACC's hedging activities.

        During the first eleven months of 1997, the Average Midwest United States transaction price ("AMT Price") for primary aluminum remained relatively stable generally in the $.75 - $.80 per pound range. During December of 1997, the AMT Price fell to the $.70 - $.75 per pound range. However, the average 1997 AMT Price compared favorably to the average 1996 AMT Price which remained fairly stable generally in the $.70 - $.75 range through June and then declined during the second half of the year, reaching a low of approximately $.65 per pound for October 1996, before recovering late in the year. The AMT Price for 1995 was generally in the $.80
        - $.90 per pound range. For the week ended February 20, 1998, the AMT Price was $.70 per pound.

        RECENT EVENTS AND DEVELOPMENTS

        The Company has previously disclosed that it set a goal of achieving $120.0 million of pre-tax cost reductions and other profit improvements, independent of metal price changes, with the full effect planned to be realized in 1998 and beyond, measured against 1996 results. Management believes that recent operating performance has been at a rate which indicates that approximately half of the desired profit improvement was achieved at year-end 1997 and that the remainder should be achieved in the second half of 1998. However, there are inherent uncertainties regarding operating factors and economic and other external forces (such as the Valco power situation discussed below), many of which are outside management's direct control, and, as such, no assurances can be given that the desired benefit of profit improvements will be achieved.

        In addition to working to improve the performance of the Company's existing assets, the Company has expended significant efforts on analyzing its current asset portfolio with the intent of focusing its efforts and capital in sectors of the industry that are considered most attractive. The initial steps of this process resulted in the Company recording a $19.7 million pre-tax restructuring charge during June 1997 related to the closing and rationalization of certain businesses and facilities.
        Additionally, this process led to the Company's acquisition of the Bellwood aluminum extrusion plant in Richmond, Virginia. See Notes 3 and 4 of the Notes to Consolidated Financial Statements.

        As discussed more fully in Note 9 of the Notes to Consolidated Financial Statements, at December 31, 1997, there were approximately 77,400 claims pending against KACC pertaining to asbestos-related matters and the Company had accrued approximately $158.8 million related to the litigation and settlement of these claims and estimated future claims. Subsequent to December 31, 1997, KACC reached agreements settling approximately 25,000 of the pending asbestos-related claims. Also, subsequent to year-end 1997, KACC reached agreements on asbestos related coverage matters with two insurance carriers under which the Company will collect a total of approximately $17.5 million during the first quarter of 1998.

        The insurance recoveries will reduce the approximately $134.0 million of asbestos related receivable accrued at December 31, 1997. As the amounts related to the claim settlements and insurance recoveries were consistent with the Company's year-end 1997 accrual assumptions, these events are not expected to have a material impact on the Company's financial position, results of operations or liquidity.

        The Company has previously disclosed that the Volta River Authority ("VRA") would partially reduce its electric power allocation to the Company's 90%-owned Volta Aluminium Company Limited ("Valco") smelter facility in Ghana in January 1998 and that Valco expected to operate approximately three potlines at the facility in 1998 as compared to the four potlines operated throughout 1997. During February 1998, Valco and the VRA reached an agreement whereby Valco agreed to receive compensation in lieu of the power necessary to run one of the three remaining operating potlines, effective February 25, 1998. Compensation under the agreement is expected to substantially offset the financial impact of the curtailment. As previously disclosed Valco has notified the VRA that it believes it has contractual rights to sufficient energy to run four and one-half potlines in 1998 and Valco continues to seek compensation from the VRA with respect to the January 1998, reduction of its power allocation. Valco and the VRA also are in continuing discussions concerning other matters, including steps that might be taken to reduce the likelihood of such power curtailments beyond 1998. No assurances can be given, however, as to the success of these discussions, the possibility of requests by the VRA for additional curtailments, or the operating level of Valco for the remainder of 1998 or beyond. Valco intends to pursue its legal rights in respect of reduced power allocation and compensation in respect of such reductions.

        RESULTS OF OPERATIONS

        1997 AS COMPARED TO 1996
        Summary - The Company reported net income of $48.0 million, or $.57 per common share, for 1997 compared to net income of $8.2 million, or $.00 per common share, for 1996. Net sales in 1997 totaled $2,373.2 million compared to $2,190.5 million in 1996.

        Net income for 1997 includes the effect of certain non-recurring items, including a $19.7 million pre-tax restructuring charge (discussed above), an approximate $12.5 million non-cash tax benefit related to settlement of certain tax matters, and a $5.8 million pre-tax charge related to additional litigation reserves.

        Bauxite and Alumina - Net segment sales decreased by 4% in 1997 as a 7% decline in alumina shipments more than offset a 2% increase in average realized alumina prices. Shipment volumes were down as compared to 1996 as a result of the timing of shipments and a slight increase in internal transfers. Segment operating income improved substantially from 1996 to 1997 despite the reduced level of shipments and certain increased costs in part resulting from a slowdown at the Company's 49%-owned Kaiser Jamaican Bauxite Company, prior to the signing of a new labor contract in December 1997, primarily due to lower overall operating costs.

        Aluminum Processing - Net sales of primary aluminum in 1997 approximated 1996 net sales figures as a 10% increase in average realized prices offset an 8% decrease in primary aluminum shipments. Net sales of fabricated aluminum products for 1997 were up 17% as compared to 1996 as a 22% increase in shipments more than offset a 4% decrease in average realized prices. The increase in fabricated aluminum product shipments over 1996 was primarily the result of the Company's June 1997 acquisition of an extrusion facility in Richmond, Virginia, and to a lesser extent the result of increased international shipments of can sheet and increased shipments of heat-treated products.

        The aluminum processing segment's operating income improved substantially in 1997 as a result of the increases in average realized prices for primary aluminum and shipments of fabricated aluminum product cited above. Additionally, reduced power, raw material and supply costs and improved operating efficiencies also contributed to the improvement in segment operating income. Included in the segment's operating income for the quarter and year ended December 31, 1997, was approximately $2.8 million and $10.3 million of operating income realized during the periods, related to the settlement of certain energy service contract issues.
        Operating income for the year ended December 31, 1997, also included a $15.1 million second quarter pre-tax charge resulting from the restructuring of operations.

        Corporate - Corporate operating expenses represent corporate general and administrative expenses which are not allocated to the Company's business segments. Operating results for 1997 included a second quarter pre-tax charge of approximately $4.6 million associated with the Company's restructuring of operations. Corporate operating expenses for the year ended December 31, 1997, also include consulting and other costs associated with the Company's ongoing profit improvement program and portfolio review initiatives.

        1996 AS COMPARED TO 1995
        Summary - For the year ended December 31, 1996, the Company's net income was $8.2 million, or $.00 per common share, compared to net income of $60.3 million, or $.69 per common share, in 1995. Net sales for 1996 were $2,190.5 million, compared to $2,237.8 million in 1995. Results for the year ended December 31, 1996, included an after tax benefit of approximately $17.0 million resulting from settlements of certain tax matters in December 1996. Excluding the impact of these non-recurring items, the Company would have reported a net loss for the year ended December 31, 1996.

        Results for the year ended December 31, 1996, reflected the substantial reduction in market prices for primary aluminum more fully discussed above. Alumina prices, which are significantly influenced by changes in primary aluminum prices, also declined from period to period. The decrease in product prices more than offset the positive impact of increases in shipments in several segments of the Company's business, as more fully discussed below. Results for 1996 also included approximately $20.5 million in research and development expenses and other costs related to the Company's new Micromill facility as well as additional expenses related to other strategic initiatives.

        Results for 1995 included approximately $17.0 million of first quarter 1995 pre-tax expenses associated with an eight-day strike at five major U.S. locations, a six-day strike at the Company's 65% owned Alumina Partners of Jamaica ("Alpart") bauxite mining and alumina refinery in Jamaica, and a four-day disruption of alumina production at Alpart caused by a boiler failure.

        Bauxite and Alumina - Net segment sales for 1996 were basically unchanged from 1995 as a nominal decline in the average realized price of alumina was offset by a modest increase in alumina shipments. The reduction in prices realized reflected the substantial decline in primary aluminum prices experienced in 1996 discussed above.

        Operating income for this segment of the Company's business declined significantly from prior year periods as a result of reduced gross margins from alumina sales resulting from the previously discussed price declines and increased natural gas costs at the Company's Gramercy, Louisiana, alumina refinery. Operating income for the year ended December 31, 1996, was also unfavorably impacted by high operating costs associated with disruptions in the power supply at the Company's Alpart alumina refinery during the first nine months of 1996, higher manufacturing costs resulting from higher market prices for fuel and caustic soda, and a temporary raw material quality problem experienced at the Company's Gramercy facility during the second quarter of 1996.

        Aluminum Processing - An increase in primary aluminum shipments in 1996 of 31% more than offset a 15% decline in the average realized price for primary aluminum from period to period. The increase in shipments during the year ended December 31, 1996, was the result of increased shipments of primary aluminum to third parties as a result of a decline in intracompany transfers.

        Net sales of fabricated aluminum products were down 7% for the year ended December 31, 1996, as compared to the prior year as a result of a decrease in shipments (primarily related to can sheet activities) resulting from reduced growth in demand and the reduction of customer inventories. The impact of reduced product shipments was to a limited degree offset by a 4% increase in the average realized price from the sale of fabricated aluminum products, resulting primarily from a shift in product mix to higher value added products.

        Operating income for the aluminum processing segment for 1996 was also impacted by approximately $5.6 million of scheduled non-recurring maintenance costs at the Company's Trentwood, Washington, rolling mill facility in the fourth quarter of 1996, offset by $11.5 million ($7.2 on an after-tax basis) of reduced operating costs resulting from the non-cash settlement in December 1996 of certain tax matters.

        Corporate - A substantial portion of the 1996 reduction in operating losses of the corporate segment as compared to 1995 was due to reduced incentive compensation accruals resulting from the decline in earnings from the prior year period. Reduced post employment benefit plan and pension plan costs also contributed to the 1996 reduction.

        LIQUIDITY AND CAPITAL RESOURCES

        See Note 5 of the Notes to Consolidated Financial Statements for a listing of the Company's indebtedness and information concerning certain restrictive debt covenants.

        OPERATING ACTIVITIES
        Cash provided by operating activities was $45.0, $21.9 and $118.7 million in 1997, 1996 and 1995, respectively. The improvement in cash flows from operating activities between 1996 and 1997 was primarily due to higher earnings resulting from increased product prices and increased sales of fabricated products partially offset by increased investment in working capital. The reduction in cash generated by operating activities from 1995 to 1996 was primarily due to lower earnings resulting from the reduction in prices realized by the Company from the sale of primary aluminum and alumina.

        At December 31, 1997, the Company had working capital of $451.5 million, compared with working capital of $414.3 million at December 31, 1996. The increase in working capital in 1997 was due primarily to an increase in Receivables, offset by a reduction in Cash and cash equivalents.

        INVESTING ACTIVITIES
        Total consolidated capital expenditures were $128.5, $161.5 and $88.4 million in 1997, 1996 and 1995, respectively (of which $6.6, $7.4, and $8.3 million were funded by the minority partners in certain foreign joint ventures in 1997, 1996, and 1995, respectively), and were made primarily to construct or acquire new facilities, improve production efficiency, reduce operating costs, and expand capacity at existing facilities. Total consolidated capital expenditures are currently expected to be between $75.0 and $125.0 million per annum in each of 1998 through 2000 (of which approximately 8% is expected to be funded by the Company's minority partners in certain foreign joint ventures).

        A substantial portion of the increase in capital expenditures in 1996 over the 1995 level was attributable to the development and construction of the Company's proprietary Micromill(TM) technology for the production of can sheet and other sheet products from molten metal. The first Micromill(TM) facility, which was constructed in Nevada during 1996 as a demonstration and production facility, remained in a start-up mode throughout 1997. During January of 1998, the facility commenced trial product shipments to customers.
        The Company currently anticipates that commercial deliveries from the facility will commence during the first quarter of 1998.
        However, the Micromill(TM) technology has not yet been fully implemented or commercialized and there can be no assurances that full implementation or commercialization will be successful.

        During October 1997, a joint decision was made by a KACC subsidiary and its joint venture partner to terminate and dissolve the Sino-foreign aluminum joint venture formed in 1995. In January 1998, the KACC subsidiary reached an agreement to sell its interests in the venture to its partner. The terms of the agreement are subject to certain governmental approvals by officials of the People's Republic of China. This transaction will not have a material effect on the Company's results of operations or financial position.

        Management continues to evaluate numerous projects, all of which would require substantial capital, both in the United States and overseas.

        FINANCING ACTIVITIES AND LIQUIDITY
        The Company and KACC have a credit agreement (as amended, the "Credit Agreement") under which KACC is able to borrow by means of revolving credit advances and letters of credit (up to $125.0 million) an aggregate amount equal to the lesser of $325.0 million or a borrowing base relating to eligible accounts receivable and eligible inventory. During January 1998, the maturity of the Credit Agreement was extended from February 1999 to August 2001. The Credit Agreement is guaranteed by the Company and by certain significant subsidiaries of KACC. The Credit Agreement also requires KACC to maintain certain financial covenants, places significant restrictions on the Company and KACC and is secured by a substantial majority of the Company's and KACC's assets. KACC's public indebtedness also include various restrictions and a repurchase obligation upon a Change of Control. The Credit Agreement does not permit the Company or KACC to pay any dividends on their common stock.

        As of December 31, 1997, the Company's total consolidated indebtedness was $971.7 million, no amounts were outstanding under the revolving credit facility of the Credit Agreement, and after allowances for $51.6 million of outstanding letters of credit, $273.4 million of unused availability remained under the Credit Agreement.

        Management believes that the Company's existing cash resources, together with cash flows from operations and borrowings under the Credit Agreement, will be sufficient to satisfy its working capital and capital expenditure requirements for the next year. With respect to long-term liquidity, management believes that operating cash flow, together with the ability to obtain both short and long-term financing, should provide sufficient funds to meet the Company's working capital and capital expenditure requirements.

        CAPITAL STRUCTURE
        MAXXAM Inc. ("MAXXAM") and one of its wholly owned subsidiaries collectively own approximately 63% of the Company's Common Stock, with the remaining approximately 37% of the Company's Common Stock being publicly held. Certain of the shares of the Company's Common Stock beneficially owned by MAXXAM are subject to certain pledge agreements by MAXXAM and its subsidiaries. See Note 8 of the Notes to Consolidated Financial Statements for a further description of the pledge agreements.

        During August 1997, the remaining 8,673,850 shares of outstanding PRIDES were converted into 7,227,848 shares of the Company's Common Stock pursuant to the PRIDES Certificate of Designations. See Note 8 of the Notes to Consolidated Financial Statements.

        The Company has an effective "shelf" registration statement covering the offering from time to time of up to $150.0 million of equity securities. Any such offering will only be made by means of a prospectus. The Company also has an effective "shelf" registration statement covering the offering of up to 10,000,000 shares of the Company's Common Stock that are owned by MAXXAM. The Company will not receive any of the net proceeds from any transaction initiated by MAXXAM pursuant to this registration statement.

        See Note 8 of the Notes to Consolidated Financial Statements.

        ENVIRONMENTAL AND ASBESTOS CONTINGENCIES
        The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. Based on the Company's current evaluation of these and other environmental matters, the Company has established environmental accruals of $29.7 million at December 31, 1997. However, the Company believes that it is reasonably possible that changes in various factors could cause costs associated with these environmental matters to exceed current accruals by amounts that could range, in the aggregate, up to an estimated $18.0 million. The Company believes that KACC has insurance coverage available to recover certain incurred and future environmental costs and is actively pursuing claims in this regard. However, no accruals have been made for any such insurance recoveries and no assurances can be given that the Company will be successful in its attempt to recover incurred or future costs.

        KACC is also a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 20 years. Based on past experience and reasonably anticipated future activity, the Company has established a $158.8 million accrual for estimated asbestos-related costs for claims filed and estimated to be filed through 2008, before consideration of insurance recoveries. The Company, based on prior insurance related recoveries in respect of asbestos-related claims, existing insurance policies and the advice of outside counsel with respect to applicable insurance coverage law relating to the terms and conditions of these policies, believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs and that substantial insurance recoveries are probable. Accordingly, the Company has recorded an estimated aggregate insurance recovery of $134.0 million (determined on the same basis as the asbestos-related cost accrual) at December 31, 1997. However, claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers.

        While uncertainties are inherent in the final outcome of these matters and it is presently impossible to determine the actual costs that ultimately may be incurred and insurance recoveries that ultimately may be received, management currently believes that the resolution of these uncertainties and the incurrence of related costs, net of any related insurance recoveries, should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

        See note 9 of the Notes to Consolidated Financial Statements for a more detailed discussion of these contingencies and the factors affecting management's beliefs. See also "Recent Events and Developments."

        OTHER MATTERS

        YEAR 2000
        The Company utilizes software and related technologies throughout its business that will be affected by the date change to the year 2000. An internal assessment has been undertaken to determine the scope and the related costs to assure that the Company's systems continue to function adequately to meet the Company's needs and objectives. A detailed implementation plan is being developed from these findings. Spending for related projects, which began in 1997 and will likely continue through 1999, is currently expected to total in the $10 million to $15 million range. System modification costs will be expensed as incurred. Costs associated with new systems will be capitalized and amortized over the life of the product.

        RECENT ASIAN ECONOMIC DOWNTURN
        The Company has not experienced any significant direct financial, operating or other difficulties to date as a result of the recent Asian economic downturn. Further, no significant direct impact is currently anticipated as direct sales to the region are relatively limited and the Company has taken steps to assure the creditworthiness of customers. No assurance can be given, however, as to any possible indirect impact that the Asian economic downturn may have on the volume of shipments and prices on sales to customers outside the region.

        RECENT ACCOUNTING PRONOUNCEMENTS
        During June 1997, two new accounting standards were issued that will affect future financial reporting. Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"), requires the presentation of an additional income measure (termed "comprehensive income"), which adjusts traditional net income for certain items that previously were only reflected as direct charges to equity (such as minimum pension liabilities). Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"), requires that segment reporting for public reporting purposes be conformed to the segment reporting used by management for internal purposes. SFAS No. 131 also adds a requirement for the presentation of certain segment data on a quarterly basis starting in 1999. SFAS No. 130 and SFAS No. 131 must both be adopted in the Company's year-end 1998 reporting. Management is currently evaluating the impact of these two standards on the Company's future financial reporting.

        INCOME TAX MATTERS
        The Company's net deferred income tax assets as of December 31, 1997, were $351.7 million, net of valuation allowances of $113.3 million. The Company believes a long-term view of profitability is appropriate and has concluded that these net deferred income tax assets will more likely than not be realized. See Note 6 of the Notes to Consolidated Financial Statements for a discussion of these and other income tax matters.


        KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



        To the Stockholders and the Board of Directors of Kaiser Aluminum
        Corporation:

        We have audited the accompanying consolidated balance sheets of Kaiser Aluminum Corporation (a Delaware corporation) and subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income (loss) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


        HOUSTON, TEXAS
        February 16, 1998


        KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
        C O N S O L I D A T E D  B A L A N C E  S H E E T S

                                                                             December 31,
                                                                    ------------------------------
        (In millions of dollars, except share amounts)                        1997            1996
        ------------------------------------------------------------------------------------------
        ASSETS
        Current assets:
             Cash and cash equivalents                              $        15.8   $        81.3
             Receivables:
                  Trade, less allowance for doubtful receivables of
                  $5.8 in 1997 and $4.7 in 1996                             232.9           177.9
                  Other                                                     107.3            74.5
             Inventories                                                    568.3           562.2
             Prepaid expenses and other current assets                      121.3           127.8
                                                                    --------------  --------------

                  Total current assets                                    1,045.6         1,023.7

        Investments in and advances to unconsolidated affiliates            148.6           168.4
        Property, plant, and equipment - net                              1,171.8         1,168.7
        Deferred income taxes                                               330.6           264.5
        Other assets                                                        317.3           308.7
                                                                    --------------  --------------
                  Total                                             $     3,013.9   $     2,934.0
                                                                    ==============  ==============

        LIABILITIES AND STOCKHOLDERS' EQUITY
        Current liabilities:
             Accounts payable                                       $       176.2   $       189.7
             Accrued interest                                                37.6            35.6
             Accrued salaries, wages, and related expenses                   97.9            95.4
             Accrued postretirement medical benefit obligation -
             current portion                                                 45.3            50.1
             Other accrued liabilities                                      145.6           132.7
             Payable to affiliates                                           82.7            97.0
             Long-term debt - current portion                                 8.8             8.9
                                                                    --------------  --------------
                  Total current liabilities                                 594.1           609.4

        Long-term liabilities                                               491.9           458.1
        Accrued postretirement medical benefit obligation                   720.3           722.5
        Long-term debt                                                      962.9           953.0
        Minority interests                                                  127.7           121.7
        Commitments and contingencies
        Stockholders' equity:
             Preferred stock, par value $.05, authorized 20,000,000
             shares;
                  PRIDES Convertible, par value $.05, issued and
                       outstanding, 8,673,850 in 1996.                       -                 .4
             Common stock, par value $.01, authorized 100,000,000
                  shares; issued and outstanding, 78,980,881 and
                  71,646,789 in 1997 and 1996                                  .8              .7
             Additional capital                                             533.8           531.1
             Accumulated deficit                                           (417.6)         (460.1)
             Additional minimum pension liability                            -               (2.8)
                                                                    --------------  --------------
                  Total stockholders' equity                                117.0            69.3
                                                                    --------------  --------------

                  Total                                             $     3,013.9   $     2,934.0
                                                                    ==============  ==============


        The accompanying notes to consolidated financial statements are an integral part of these statements.


        KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
        S T A T E M E N T S  O F  C O N S O L I D A T E D  I N C O M E
        ( L O S S )

                                                                                Year Ended December 31,
                                                                    ----------------------------------------------

        (In millions of dollars, except share amounts)                        1997            1996            1995
        ----------------------------------------------------------------------------------------------------------
        Net sales                                                   $     2,373.2   $     2,190.5   $     2,237.8
                                                                    --------------  --------------  --------------
        Costs and expenses:
             Cost of products sold                                        1,962.6         1,869.1         1,798.4
             Depreciation                                                    91.1            96.0            94.3
             Selling, administrative, research and development, and
                  general                                                   131.8           127.6           134.5
             Restructuring of operations                                     19.7            -               -
                                                                    --------------  --------------  --------------
                  Total costs and expenses                                2,205.2          2,092.7        2,027.2
                                                                    --------------  --------------  --------------
        Operating income                                                    168.0            97.8           210.6

        Other income (expense):
             Interest expense                                              (110.7)          (93.4)          (93.9)
             Other - net                                                      3.0            (2.7)          (14.1)
                                                                    --------------  --------------  --------------

        Income before income taxes and minority interests                    60.3             1.7           102.6

        (Provision) credit for income taxes                                  (8.8)            9.3           (37.2)

        Minority interests                                                   (3.5)           (2.8)           (5.1)
                                                                    --------------  --------------  --------------

        Net income                                                           48.0             8.2            60.3


        Dividends on preferred stock                                         (5.5)           (8.4)          (17.6)
                                                                    --------------  --------------  --------------

        Net income (loss) available to common shareholders          $        42.5   $        (0.2)  $        42.7
                                                                    ==============  ==============  ==============

        Earnings per common share:
             Basic                                                  $         .57   $         .00   $         .69
                                                                    ==============  ==============  ==============
             Diluted                                                $         .57   $         .00   $         .69
                                                                    ==============  ==============  ==============

        Weighted average common shares outstanding (000):
             Basic                                                         74,221          71,644          62,000
                                                                    ==============  ==============  ==============


             Diluted                                                       74,382          71,644          62,264
                                                                    ==============  ==============  ==============


        The accompanying notes to consolidated financial statements are an integral part of these statements.


        KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
        S T A T E M E N T S  O F  C O N S O L I D A T E D  C A S H  F L O W S

                                                                           Year Ended December 31,
                                                               ----------------------------------------------
        (In millions of dollars)                                         1997            1996            1995
        -----------------------------------------------------------------------------------------------------

        Cash flows from operating activities:
             Net income                                        $        48.0   $         8.2   $        60.3
             Adjustments to reconcile net income to net cash
                  provided by operating activities:
                       Depreciation                                     91.1            96.0            94.3
                       Restructuring of operations                      19.7            -               -
                       Non-cash benefit for income taxes               (12.5)           -               -
                       Amortization of excess investment over           11.4            11.6            11.4
                            equity in unconsolidated affiliates

                       Amortization of deferred financing costs          6.1             5.6             5.4
                            and net discount on long-term debt
                       Undistributed equity in (income) losses
                            of unconsolidated affiliates, net            7.8             3.0           (19.2)
                            of distributions
                       Minority interests                                3.5             2.8             5.1
                       (Increase) decrease in receivables              (85.9)           51.8          (109.7)
                       Increase in inventories                          (9.3)          (36.5)          (57.7)
                       Decrease (increase) in prepaid expenses           1.6           (39.5)           82.9
                            and other assets
                       (Decrease) increase in accounts payable         (13.5)            5.2            32.4
                       Increase (decrease) in accrued interest           2.0             3.6             (.6)
                       (Decrease) increase in payable to               (19.6)          (62.9)           10.6
                            affiliates and accrued liabilities
                       Decrease in accrued and deferred income         (17.4)          (36.5)           (7.4)
                            taxes
                       Other                                            12.0             9.5            10.9
                                                               --------------  --------------  --------------

                            Net cash provided by operating
                                 activities                             45.0            21.9           118.7
                                                               --------------  --------------  --------------

        Cash flows from investing activities:
             Additions to property, plant, and equipment              (128.5)         (161.5)          (88.4)
             Other                                                      19.9            17.2             8.6
                                                               --------------  --------------  --------------

                            Net cash used for investing
                                 activities                           (108.6)         (144.3)          (79.8)
                                                               --------------  --------------  --------------


        Cash flows from financing activities:
             Borrowings (repayments) under revolving credit             -              (13.1)            6.4
                  facility, net
             Borrowings of long-term debt                               19.0           225.9            -
             Repayments of long-term debt                               (8.8)           (9.0)          (11.8)
             Incurrence of financing costs                               (.9)           (6.2)            (.8)
             Dividends paid                                             (4.2)          (10.5)          (20.8)
             Capital stock issued                                         .4            -                1.2
             Increase in restricted cash, net                           (5.3)           -               -
             Redemption of minority interests' preference stock         (2.1)           (5.3)           (8.8)

                                                               --------------  --------------  --------------
                            Net cash (used for) provided by
                                 financing activities                   (1.9)          181.8           (34.6)
                                                               --------------  --------------  --------------

        Net (decrease) increase in Cash and cash equivalents           (65.5)           59.4             4.3
             during the year
        Cash and cash equivalents at beginning of year                  81.3            21.9            17.6

                                                               --------------  --------------  --------------

        Cash and cash equivalents at end of year               $        15.8   $        81.3   $        21.9
                                                               ==============  ==============  ==============

        Supplemental disclosure of cash flow information:
             Interest paid, net of capitalized interest        $       102.7   $        84.2   $        88.8
             Income taxes paid                                          24.4             22.7           35.7
             Tax allocation payments to MAXXAM Inc.                     11.8             1.1            -



         The accompanying notes to consolidated financial statements are an integral part of these statements.


KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(In millions of dollars, except share amounts)



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the statements of Kaiser Aluminum Corporation ("Kaiser" or the "Company") and its majority owned subsidiaries. The Company is a subsidiary of MAXXAM Inc. ("MAXXAM") and conducts its operations through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"). KACC operates in all principal aspects of the aluminum industry-the mining of bauxite (the major aluminum bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, and the manufacture of fabricated and semi-fabricated aluminum products. Kaiser's production levels of alumina and primary aluminum exceed its internal processing needs, which allows it to be a major seller of alumina and primary aluminum to domestic and international third parties (see Note 11).

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

                                                                December 31,
                                                       ------------------------------
                                                                 1997            1996
-------------------------------------------------------------------------------------
Finished fabricated products                           $        103.9  $        113.5
Primary aluminum and work in process                            226.6           200.3
Bauxite and alumina                                             108.4           110.2
Operating supplies and repair and maintenance parts             129.4           138.2
                                                       --------------  --------------
                                                       $        568.3  $        562.2
                                                       ==============  ==============


DEPRECIATION
Depreciation is computed principally by the straight-line method at rates based on the estimated useful lives of the various classes of assets. The principal estimated useful lives of land improvements, buildings, and machinery and equipment are 8 to 25 years, 15 to 45 years, and 10 to 22 years, respectively.

STOCK-BASED COMPENSATION
The Company applies the intrinsic value method to account for a stock-based compensation plan whereby compensation cost is recognized only to the extent that the quoted market price of the stock at the measurement date exceeds the amount an employee must pay to acquire the stock. No compensation cost has been recognized for this plan as the stock options granted in 1997 were at the market price. No stock options were granted in 1996 or 1995. (See
Note 7).

OTHER INCOME (EXPENSE)
Other expense in 1997, 1996, and 1995 includes $8.8, $3.1, and $17.8 of pre-tax charges related principally to establishing additional: (i) litigation reserves for asbestos claims, net of estimated aggregate insurance recoveries, and (ii) environmental reserves for potential soil and ground water remediation matters, each pertaining to operations which were discontinued prior to the acquisition of the Company by MAXXAM in 1988.

DEFERRED FINANCING COSTS
Costs incurred to obtain debt financing are deferred and amortized over the estimated term of the related borrowing. Such amortization is included in interest expense.

FOREIGN CURRENCY
The Company uses the United States dollar as the functional currency for its foreign operations.

DERIVATIVE FINANCIAL INSTRUMENTS
Hedging transactions using derivative financial instruments are primarily designed to mitigate KACC's exposure to changes in prices for certain of the products which KACC sells and consumes and, to a lesser extent, to mitigate KACC's exposure to changes in foreign currency exchange rates. KACC does not utilize derivative financial instruments for trading or other speculative purposes. KACC's derivative activities are initiated within guidelines established by management and approved by KACC's and the Company's boards of directors. Hedging transactions are executed centrally on behalf of all of KACC's business segments to minimize transaction costs, monitor consolidated net exposures and allow for increased responsiveness to changes in market factors.

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

KACC has established margin accounts and credit limits with certain counterparties related to open forward sales and option contracts. When unrealized gains or losses are in excess of such credit limits, KACC is entitled to receive advances from the counterparties on open positions or is required to make margin deposits to counterparties, as the case may be. At December 31, 1997, KACC had neither received nor made any margin deposits. At December 31, 1996, KACC had received $13.0 of margin advances from counterparties. Management considers credit risk related to possible failure of the counterparties to perform their obligations pursuant to the derivative contracts to be minimal.

Deferred gains or losses as of December 31, 1997, are included in Prepaid expenses and other current assets and Other accrued liabilities (See Note 10).

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company estimates the fair value of its outstanding indebtedness to be $1,020.0 and $1,007.0 at December 31, 1997, and 1996,
respectively, based on quoted market prices for KACC's 9-7/8% Senior Notes due 2002 (the "9-7/8% Notes"), 12-3/4% Senior
Subordinated Notes due 2003 (the "12-3/4% Notes"), and 10-7/8% Senior Notes due 2006 (the "10-7/8% Notes"), and the discounted future cash flows for all other indebtedness, using the current rate for debt of similar maturities and terms. The Company believes that the carrying amount of other financial instruments is a reasonable estimate of their fair value, unless otherwise noted.

EARNINGS (LOSS) PER SHARE
In the fourth quarter of 1997 the Company adopted Statement of Financial Accounting standards No. 128, Earnings Per Share ("SFAS
No. 128") which, among other things, requires the presentation of "Basic" and "Diluted" earnings per share in lieu of "Primary" and "Fully Diluted" earnings per share. Basic differs from Primary earnings per share in that it only includes the weighted average impact of outstanding shares of the Company's Common Stock (i.e., it excludes common stock equivalents and the dilutive effect of stock options, etc.). Diluted earnings per share is substantially similar to Fully diluted earnings per share as previously reported. In accordance with the provision of SFAS No. 128, all earnings per share data for prior periods has been restated to conform to the new computation and presentation guidelines of SFAS No. 128. However, such restatement did not have a significant impact on earnings per share amounts previously reported for any recent prior period.

Basic - Earnings (loss) per share is computed by deducting preferred stock dividends from net income (loss) in order to determine net income (loss) available to common share holders. This amount is then divided by the weighted average number of common shares outstanding during the period, including the weighted average impact of the shares of common stock issued during the year from the date(s) of issuance.

Diluted - Diluted earnings per share for the years ended December 31, 1997, and 1995 include the dilutive effect of outstanding stock options (161,000 and 264,000 shares, respectively). The impact of outstanding stock options was excluded from the computation for the year ended December 31, 1996, as its effect would have been antidilutive. The Company's 8.255% PRIDES,
Convertible Preferred Stock ("PRIDES") have not been treated "as if" converted for purposes of the Diluted computation in any period presented as such treatment would have been antidilutive. The Company's Mandatory Conversion Premium Dividend Preferred Stock was not treated "as if" converted in the Diluted computation for the year ended December 31, 1995, because such treatment would have been antidilutive.

2.   INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey Aluminium Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations is treated as a reduction (increase) in cost of products sold. At December 31, 1997, and 1996, KACC's net receivables from these affiliates were not material.

The summary combined financial information for the year ended December 31, 1997, also contains the balances and results of AKW L.P. (50% owned), an aluminum wheels joint venture formed with a third party during May 1997. (See Note 4)

SUMMARY OF COMBINED FINANCIAL POSITION

                                                                December 31,
                                                       ------------------------------
                                                                 1997            1996
-------------------------------------------------------------------------------------
Current assets                                         $        393.0  $        450.3
Long-term assets (primarily property, plant, and                395.0           364.7
     equipment, net)                                   --------------  --------------
     Total assets                                      $        788.0  $        815.0
                                                       ==============  ==============
Current liabilities                                    $        117.1  $        116.9
Long-term liabilities (primarily long-term debt)                400.8           386.7
Stockholders' equity                                            270.1           311.4
                                                       --------------  --------------
     Total liabilities and stockholders' equity        $        788.0  $        815.0
                                                       ==============  ==============



SUMMARY OF COMBINED OPERATIONS

                                                              Year Ended December 31,
                                                  ----------------------------------------------
                                                            1997            1996            1995
------------------------------------------------------------------------------------------------
Net sales                                         $       644.1   $       660.5   $       685.9
Costs and expenses                                       (637.8)         (631.5)         (618.7)
Provision for income taxes                                 (8.2)           (8.7)          (18.7)
                                                  --------------  --------------  --------------

Net income (loss)                                 $        (1.9)  $        20.3   $        48.5
                                                  ==============  ==============  ==============

Company's equity in income (loss)                 $         2.9   $         8.8   $        19.2
                                                  ==============  ==============  ==============

Dividends received                                $        10.7   $        11.8   $       -
                                                  ==============  ==============  ==============


The Company's equity in income (loss) differs from the summary net income
(loss) due to various percentage ownerships in the entities and equity method accounting adjustments. At December 31, 1997, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $28.8 which amount will be fully amortized over the next three years.

The Company and its affiliates have interrelated operations. KACC provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $245.2, $281.6, and $284.4 in the years ended December 31, 1997, 1996, and 1995, respectively.

3.   PROPERTY, PLANT, AND EQUIPMENT

The major classes of property, plant, and equipment are as follows:

                                                                December 31,
                                                       ------------------------------
                                                                 1997            1996
-------------------------------------------------------------------------------------
Land and improvements                                  $       163.9   $       157.5
Buildings                                                      228.3           216.0
Machinery and equipment                                      1,529.1         1,441.1

Construction in progress                                        51.2            84.7
                                                       --------------  --------------
                                                             1,972.5         1,899.3
Accumulated depreciation                                      (800.7)         (730.6)
                                                       --------------  --------------
     Property, plant, and equipment, net               $     1,171.8   $     1,168.7
                                                       ==============  ==============



During June 1997, Kaiser Bellwood Corporation, a newly formed, wholly owned subsidiary of KACC, completed the acquisition of Reynolds Metals Company's Richmond, Virginia, extrusion plant and its existing inventories for a total purchase price of $41.6, consisting of cash payments of $38.4 and the assumption of approximately $3.2 of employee related and other liabilities. Upon completion of the transaction, Kaiser Bellwood Corporation became a subsidiary guarantor under the indentures in respect of the 9-7/8% Notes, 10-7/8% Notes, and the 12-3/4% Notes. (See Note 5).

4.   RESTRUCTURING OF OPERATIONS

The Company has previously disclosed that it set a goal of achieving significant cost reductions and other profit improvements, measured against 1996 results, with the full effect planned to be realized in 1998 and beyond. The initiative is based on the Company's conclusion that the level of performance of its existing facilities and businesses would not achieve the level of profits the Company considers satisfactory based upon historic long-term average prices for primary aluminum and alumina. During the second quarter of 1997, the Company recorded a $19.7 restructuring charge to reflect actions taken and plans initiated to achieve the reduced production costs, decreased corporate selling, general and administrative expenses, and enhanced product mix intended to achieve this goal. The significant components of the restructuring charge are enumerated below.

ERIE PLANT DISPOSITION
During the second quarter of 1997, the Company formed a joint venture with a third party related to the assets and liabilities associated with the wheel manufacturing operations at its Erie, Pennsylvania, fabrication plant. Management subsequently decided to close the remainder of the Erie plant in order to consolidate its aluminum forgings operations at two other facilities for increased efficiency. As a result of the joint venture formation and plant closure, the Company recognized a net pre-tax loss of approximately $1.4.

OTHER ASSET DISPOSITIONS
As a part of the Company's profit enhancement and cost reduction initiative, management made decisions regarding product rationalization and geographical optimization, which led management to decide to dispose of certain assets which had nominal operating contribution. These strategic decisions resulted in the Company recognizing a pre-tax charge of approximately $15.6 associated with such asset dispositions.

EMPLOYEE AND OTHER COSTS
As a part of the Company's profit enhancement and cost reduction initiative, management concluded that certain corporate and other staff functions could be consolidated or eliminated resulting in a second quarter pre-tax charge of approximately $2.7 for the benefit and other costs.

5.   LONG-TERM DEBT

Long-term debt and its maturity schedule are as follows:

                                                                                                           December 31,
                                                                                                2003  ----------------------
                                                                                                 and        1997        1996
                                    1998        1999        2000        2001        2002       After       Total       Total
----------------------------------------------------------------------------------------------------------------------------
Credit Agreement                                                                                            -           -
9-7/8% Senior Notes due 2002,                                                  $    224.2  $     -     $    224.2  $    224.0
     net
10-7/8% Senior Notes due 2006,                                                                  225.8       225.8       225.9
     net
12-3/4% Senior Subordinated                                                                     400.0       400.0       400.0
     Notes due 2003
Alpart CARIFA Loans - (fixed
     and variable rates)                                                                        60.0        60.0        60.0
     due 2007, 2008
Other borrowings (fixed and   $      8.8  $       .4  $       .3  $       .3          .3        51.6        61.7        52.0
     variable rates)          ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Total                         $      8.8  $       .4  $       .3  $       .3  $    224.5  $    737.4       971.7       961.9
                              ==========  ==========  ==========  ==========  ==========  ==========

Less current portion                                                                                         8.8         8.9
                                                                                                      ----------  ----------

     Long-term debt                                                                                   $    962.9  $    953.0
                                                                                                      ==========  ==========


CREDIT AGREEMENT
In February 1994, the Company and KACC entered into a credit agreement (as amended, the "Credit Agreement") which provides a $325.0 five-year secured, revolving line of credit. KACC is able to borrow under the facility by means of revolving credit advances and letters of credit (up to $125.0) in an aggregate amount equal to the lesser of $325.0 or a borrowing base relating to eligible accounts receivable and eligible inventory. As of December 31, 1997, $273.4 (of which $73.4 could have been used for letters of credit) was available to KACC under the Credit Agreement. The Credit Agreement is unconditionally guaranteed by the Company and by certain significant subsidiaries of KACC. Interest on any outstanding balances will bear a premium (which varies based on the results of a financial test) over either a base rate or LIBOR, at the Company's option.

In January 1998, the term of the Credit Agreement was extended from February 1999 to August 2001.

LOAN COVENANTS AND RESTRICTIONS
The Credit Agreement requires KACC to comply with certain financial covenants and places restrictions on the Company's and KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. The Credit Agreement is secured by, among other things,
(i) mortgages on KACC's major domestic plants (excluding KACC's Gramercy alumina plant and Nevada Micromill(TM) facility); (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and (iv) pledges of all of the stock of a number of KACC's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

The obligations of KACC with respect to its 9-7/8% Notes, its 10-7/8% Notes and its 12-3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indentures governing the 9-7/8% Notes, the 10-7/8% Notes and the 12-3/4% Notes
(collectively, the "Indentures") restrict, among other things, KACC's ability to incur debt, undertake transactions with affiliates, and pay dividends. Further, the Indentures provide that KACC must offer to purchase the 9-7/8% Notes, the 10-7/8%
Notes and the 12-3/4% Notes, respectively, upon the occurrence of a Change of Control (as defined therein), and the Credit
Agreement provides that the occurrence of a Change in Control (as defined therein) shall constitute an Event of Default thereunder.

Under the most restrictive of the covenants in the Credit Agreement, neither the Company nor KACC currently is permitted to pay dividends on its common stock.

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

RESTRICTED NET ASSETS OF SUBSIDIARIES
Certain debt instruments restrict the ability of KACC to transfer assets, make loans and advances, and pay dividends to the Company. The restricted net assets of KACC totaled $121.9 and $56.1 at December 31, 1997 and 1996, respectively.

CAPITALIZED INTEREST
Interest capitalized in 1997, 1996, and 1995 was $6.6, $4.9, and $2.8, respectively.

6.   INCOME TAXES

Income (loss) before income taxes and minority interests by geographic area is as follows:

                                                         Year Ended December 31,
                                             ----------------------------------------------
                                                       1997            1996            1995
-------------------------------------------------------------------------------------------
Domestic                                     $      (112.6)  $       (45.8)  $       (55.9)
Foreign                                              172.9            47.5           158.5
                                             --------------  --------------  --------------
     Total                                   $        60.3   $         1.7   $       102.6
                                             ==============  ==============  ==============


Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.

The (provision) credit for income taxes on income (loss) before income taxes and minority interests consists of:

                                          Federal         Foreign           State           Total
-------------------------------------------------------------------------------------------------
1997      Current                  $        (2.0)  $       (28.7)  $         (.2)  $       (30.9)
          Deferred                          30.5            (7.0)           (1.4)           22.1
                                   --------------  --------------  --------------  --------------
               Total               $        28.5   $       (35.7)  $        (1.6)  $        (8.8)
                                   ==============  ==============  ==============  ==============

1996      Current                  $        (1.6)  $       (21.8)  $         (.1)  $       (23.5)
          Deferred                           8.6             7.6            16.6            32.8
                                   --------------  --------------  --------------  --------------
               Total               $         7.0   $       (14.2)  $        16.5   $         9.3
                                   ==============  ==============  ==============  ==============

1995      Current                  $        (4.3)  $       (40.2)  $         (.1)  $       (44.6)
          Deferred                          15.2            (4.9)           (2.9)            7.4
                                   --------------  --------------  --------------  --------------
               Total               $        10.9   $       (45.1)  $        (3.0)  $       (37.2)
                                   ==============  ==============  ==============  ==============


A reconciliation between the (provision) credit for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes and minority interests is as follows:

                                                              Year Ended December 31,
                                                  ----------------------------------------------
                                                            1997            1996            1995
------------------------------------------------------------------------------------------------

Amount of federal income tax provision based on   $       (21.1)  $         (.6)  $       (35.9)
     the statutory rate
Revision of prior years' tax estimates and other           12.5            10.0             1.5
     changes in valuation allowances
Percentage depletion                                        4.2             3.9             4.2
Foreign taxes, net of federal tax benefit                  (3.1)           (5.5)           (5.4)
Other                                                      (1.3)            1.5            (1.6)
                                                  --------------  --------------  --------------
(Provision) credit for income taxes               $        (8.8)  $         9.3   $       (37.2)
                                                  ==============  ==============  ==============



Included in revision of prior years' tax estimates and other changes in valuation allowances for 1997 and 1996 shown above are $12.5 and $9.8 related to the resolution of certain income tax matters in the second quarter of 1997 and fourth quarter of 1996, respectively.

The components of the Company's net deferred income tax assets are as follows:

                                                               December 31,
                                                      ------------------------------
                                                                1997            1996
----------------------------------------------------- ------------------------------
Deferred income tax assets:

     Postretirement benefits other than pensions      $       288.9   $       290.5
     Loss and credit carryforwards                             99.3           135.1
     Other liabilities                                        169.3           157.6
     Other                                                    102.0            86.7
     Valuation allowances                                    (113.3)         (127.2)
                                                      --------------  --------------
          Total deferred income tax assets-net                546.2           542.7
                                                      --------------  --------------

Deferred income tax liabilities:
     Property, plant, and equipment                          (139.7)         (160.9)
     Other                                                    (54.8)          (72.6)
                                                      --------------  --------------
          Total deferred income tax liabilities              (194.5)         (233.5)
                                                      --------------  --------------

Net deferred income tax assets                        $       351.7   $       309.2
                                                      ==============  ==============

The principal component of the Company's net deferred income tax assets is the tax benefit, net of certain valuation allowances, associated with the accrued liability for postretirement benefits other than pensions. The future tax deductions with respect to the turnaround of this accrual will occur over a 30-to-40-year period. If such deductions create or increase a net operating loss in any year subsequent to 1997, the Company has the ability to carry forward such loss for 20 taxable years. For these reasons, the Company believes that a long-term view of profitability is appropriate and has concluded that this net deferred income tax asset will more likely than not be realized.

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

As of December 31, 1997 and 1996, $53.7 and $69.7, respectively, of the net deferred income tax assets listed above are included on the Consolidated Balance Sheets in the caption entitled Prepaid expenses and other current assets. Certain other portions of the deferred income tax liabilities listed above are included on the Consolidated Balance Sheets in the captions entitled Other accrued liabilities and Long-term liabilities.

The Company and its domestic subsidiaries file consolidated federal income tax returns. During the period from October 28, 1988 through June 30, 1993, the Company and its domestic subsidiaries were included in the consolidated federal income tax returns of MAXXAM. During 1997 MAXXAM reached a settlement with the Internal Revenue Service regarding all remaining years where the Company and its subsidiaries were included in the MAXXAM consolidated federal income tax returns. As a result of this settlement, KACC paid $11.8 to MAXXAM in respect of its liabilities pursuant to its tax allocation agreement with MAXXAM. Payments or refunds for periods prior to July 1, 1993, related to other jurisdictions could still be required pursuant to the Company's and KACC's respective tax allocation agreements with MAXXAM. In accordance with the Credit Agreement, any such payments to MAXXAM by KACC would require lender approval, except in certain specific circumstances. The tax allocation agreements of the Company and KACC with MAXXAM terminated pursuant to their terms, effective for taxable periods beginning after June 30, 1993.

At December 31, 1997, the Company had certain tax attributes available to offset regular federal income tax requirements, subject to certain limitations, including net operating loss and general business credit carryforwards of $33.2 and $10.4, respectively, which expire periodically through 2011, foreign tax credit ("FTC") carryforwards of $50.0, which expire periodically through 2002, and alternative minimum tax ("AMT") credit carryforwards of $21.6, which have an indefinite life. The Company also has AMT net operating loss and FTC carryforwards of $17.6 and $74.7, respectively, available, subject to certain limitations, to offset future alternative minimum taxable income, which expire periodically through 2011 and 2002, respectively.

7.   EMPLOYEE BENEFIT AND INCENTIVE PLANS

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

The funded status of the employee pension benefit plans and the corresponding amounts that are included in the Company's
Consolidated Balance Sheets are as follows:

                                                                Plans with Accumulated
                                                                  Benefits Exceeding
                                                                      Assets(1)
                                                                     December 31,
                                                            -----------------------------
                                                                      1997            1996
----------------------------------------------------------- ------------- - -------------
Accumulated benefit obligation:
     Vested employees                                       $       785.4   $       737.7
     Nonvested employees                                             41.2            38.5
                                                            -------------   -------------
     Accumulated benefit obligation                                 826.6           776.2
Additional amounts related to projected salary increases             46.4            40.0
                                                            -------------   -------------
Projected benefit obligation                                        873.0           816.2
Plan assets (principally common stocks and fixed income
     obligations) at fair value                                    (756.9)         (662.0)
                                                            -------------   -------------
Plan assets less than projected benefit obligation                  116.1           154.2
Unrecognized net gains (losses)                                        .3           (13.6)
Unrecognized net obligations                                          (.3)            (.4)
Unrecognized prior-service cost                                     (22.2)          (26.9)
Adjustment required to recognize minimum liability                    5.4            13.7
                                                            -------------   -------------
Accrued pension obligation included in the Consolidated
     Balance Sheets (principally in Long-term liabilities)  $        99.3   $       127.0
                                                            =============   =============


(1) Includes accrued pension obligations of approximately $6.3 and $.3 in 1997 and 1996, respectively, related to plans with assets exceeding accumulated benefits.

As required by Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, the Company recorded after-tax credits to equity of $2.8 and $11.0 at December 31, 1997 and 1996, respectively, to reduce the deficit of the minimum liability over the unrecognized net obligation and prior-service cost. These amounts were recorded net of the related income tax provision of $1.3 and $6.5 as of December 31, 1997 and 1996, respectively, which approximated the federal and state statutory rates.

The components of net periodic pension cost are:

                                                                   Year Ended December 31,
                                                       ----------------------------------------------
                                                                 1997            1996            1995
-----------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period       $        13.4   $        12.9   $        10.0
Interest cost on projected benefit obligation                   61.6            60.0            59.8
Return on assets:
     Actual gain                                              (129.9)          (89.8)         (112.2)
     Deferred gain                                              68.1            34.8            64.6
Net amortization and deferral                                    6.0             5.5             4.2
                                                       --------------  --------------  --------------
Net periodic pension cost                              $        19.2   $        23.4   $        26.4
                                                       ==============  ==============  ==============


Assumptions used to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year are:

                                                            1997            1996            1995
------------------------------------------------------------------------------------------------
Discount rate                                              7.25%           7.75%            7.5%
Expected long-term rate of return on assets                 9.5%            9.5%            9.5%
Rate of increase in compensation levels                     5.0%            5.0%            5.0%


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

The Company's accrued postretirement benefit obligation is composed of the following:

                                                                     December 31,
                                                            ------------------------------
                                                                      1997            1996
------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
     Retirees                                               $        446.7  $        498.7
     Active employees eligible for postretirement benefits            35.1            36.7
     Active employees not eligible for postretirement                 62.7            67.4
          benefits                                          --------------  --------------

     Accumulated postretirement benefit obligation                   544.5           602.8
Unrecognized net gains                                               135.0            71.3
Unrecognized gains related to prior-service costs                     86.1            98.5
                                                            --------------  --------------
Accrued postretirement benefit obligation                   $        765.6  $        772.6
                                                            ==============  ==============


The components of net periodic postretirement benefit cost are:

                                                                   Year Ended December 31,
                                                       ----------------------------------------------
                                                                 1997            1996            1995
-----------------------------------------------------------------------------------------------------
Service cost                                           $         6.1   $         3.8   $         4.5
Interest cost                                                   43.9            46.9            52.3
Amortization of prior service cost                             (12.4)          (12.4)           (8.9)
                                                       --------------  --------------  --------------
Net periodic postretirement benefit cost               $        37.6   $        38.3   $        47.9
                                                       ==============  ==============  ==============


In 1997 annual assumed rates of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for non-HMO are 7.5% and 5.5% for retirees under 65 and over 65, respectively, and 4.0% for HMO at all ages. Non-HMO rates are assumed to decrease gradually to 5.35% in 2007 and remain at that level thereafter. The health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1997, by approximately $53.0 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1997 by approximately $6.0. The weighted average discount rate used to determine the accumulated postretirement benefit obligation at December 31, 1997 and 1996, was 7.25% and 7.75%, respectively.

POSTEMPLOYMENT BENEFITS
The Company provides certain benefits to former or inactive employees after employment but before retirement.

INCENTIVE PLANS
The Company has an unfunded incentive compensation program, which provides incentive compensation based on performance against annual plans and over rolling three-year periods. In addition, the Company has a "nonqualified" stock option plan and KACC has a defined contribution plan for salaried employees. The Company's expense for all of these plans was $8.3, $(2.1) and $11.9 for the years ended December 31, 1997, 1996 and 1995, respectively.

The Company has a total of 5,500,000 shares of Common Stock reserved for grant under its incentive compensation programs. At
December 31, 1997, 3,536,653 shares of Common Stock remained available for grant after consideration of the 3,000,000 share increase in available shares, approved by shareholders in May 1997, and current year share grants and stock option activity.
Stock options granted pursuant to the Company's nonqualified stock option program are granted at the prevailing market price, generally vest at a rate of 20 - 33% per year, and have a ten year term. Information concerning nonqualified stock option plan activity is shown below. The weighted average price per share for each year is shown parenthetically.

                                                                 1997            1996            1995
-----------------------------------------------------------------------------------------------------
Outstanding at beginning of year ($10.33, $10.32 and         890,395         926,085       1,119,680
     $9.85)
Granted ($10.06)                                              15,092            -               -
Exercised ($8.33, $8.99, and $7.32)                          (48,410)         (8,275)       (155,500)
Expired or forfeited ($10.12, $10.45, and $8.88)             (37,325)        (27,415)        (38,095)
                                                       --------------  --------------  --------------
Outstanding at end of year ($10.45, $10.33, and              819,752         890,395         926,085
     $10.32)                                           ==============  ==============  ==============

Exercisable at end of year ($10.53, $10.47, and              601,115         436,195         211,755
     $10.73)                                           ==============  ==============  ==============



In accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS No. 123"), the Company is required to calculate pro forma compensation cost for all stock options granted subsequent to December 31, 1994.
No stock options were granted during 1995 and 1996. However, as shown in the table above, 15,092 options were granted in 1997 which would be subject to the pro forma calculation requirements. For SFAS No. 123 purposes, the fair value of the 1997 stock option grant was estimated using the Black-Scholes option pricing model. The estimated fair value of the 1997 stock options grants of $.1 would result in increased pro forma compensation expense and therefore reduced net income.

8.   STOCKHOLDER'S EQUITY AND MINORITY INTERESTS

Changes in stockholders' equity and minority interests were:

                                Minority Interests                      Stockholders' Equity
                              ---------------------   -------------------------------------------------------
                                                                                                   Additional
                                Redeemable                                                   Accu     Minimum
                                Preference             Preferred    Common Additional     mulated     Pension
                                     Stock     Other       Stock     Stock    Capital     Deficit   Liability
--------------------------------------------------- ---------------------------------------------------------

BALANCE, DECEMBER 31, 1994          $ 29.1  $  87.1       $   .6  $    .6  $   527.8   $  (502.6)  $    (9.1)
     Net income                                                                             60.3
     Redeemable preference
          stock:
          Accretion                   3.9
          Stock redemption           (8.7)
          Stock repurchase            5.4
     Conversions (1,222
          preference shares
          into cash)                            (.1)
     Common stock issued upon
          redemption and
          conversion of
          preferred stock                                   (.2)       .1        1.1
     Dividends on preferred
          stock                                                                            (17.6)
     Minority interests                         6.0
     Incentive plans
          accretion                                                              1.4
     Additional minimum                                                                                 (4.7)
          pension liability     ----------  -------   ----------  -------  ----------  ----------  ----------
BALANCE, DECEMBER 31, 1995           29.7      93.0          .4        .7      530.3      (459.9)      (13.8)
     Net income                                                                              8.2
     Redeemable preference
          stock:
          Accretion                   3.1
          Stock redemption           (5.3)
     Common stock issued upon
          redemption and
          conversion of
          preferred stock                                                         .1
     Dividends on preferred
          stock                                                                             (8.4)
     Minority interests                         1.2
     Incentive plan accretion                                                     .7
     Reduction of minimum
          pension liability                                                                             11.0
                                ----------  -------   ----------  -------  ----------  ----------  ----------
BALANCE, DECEMBER 31, 1996           27.5      94.2          .4        .7      531.1      (460.1)       (2.8)
     Net income                                                                             48.0
     Redeemable preference
          stock:
          Accretion                   2.3
          Stock redemption           (2.1)
     Common stock issued upon
          redemption and
          conversion of
          preferred stock                                   (.4)       .1        1.7
     Stock options exercised                                                      .4
     Dividends on preferred
          stock                                                                             (5.5)
     Minority interests                         5.8
     Incentive plan accretion                                                     .6
     Reduction of minimum
          pension liability                                                                              2.8
                                ----------  -------   ----------  -------  ----------  ----------  ----------
BALANCE, DECEMBER 31, 1997      $    27.7   $ 100.0   $     -     $    .8  $   533.8   $  (417.6)  $     -
                                ==========  =======   ==========  =======  ==========  ==========  ==========




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

                                                           1997            1996            1995
-----------------------------------------------------------------------------------------------
Shares:
     Beginning of year                                 634,684         737,363         912,167
     Redeemed                                          (39,631)       (102,679)       (174,804)
                                                  -------------  --------------  --------------
     End of year                                       595,053         634,684         737,363
                                                  =============  ==============  ==============


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

PREFERENCE STOCK
KACC has four series of $100 par value Cumulative Convertible Preference Stock ("$100 Preference Stock") with annual dividend requirements of between 4-1/8% and 4-3/4%. KACC has the option to redeem the $100 Preference Stock at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stock.

The $100 Preference Stock can be exchanged for per share cash amounts between $69 - $80. KACC records the $100 Preference Stock at their exchange amounts for financial statement presentation and the Company includes such amounts in minority interests. At
December 31, 1997, and 1996, outstanding shares of $100 Preference Stock were 20,543 and 21,630, respectively.

PREFERRED STOCK
PRIDES Convertible - during August 1997, the remaining 8,673,850 outstanding shares of PRIDES were converted into 7,227,848 shares of Common Stock pursuant to the terms of the PRIDES Certificate of Designations. Further, in accordance with the PRIDES
Certificate of Designations, no dividends were paid or payable for the period June 30, 1997, to, but not including, the date of conversion. However, in accordance with generally accepted accounting principles, the $1.3 of accrued dividends attributable to the period June 30, 1997, to, but not including, the conversion date is treated as an increase in Additional capital at the date of conversion and must still be reflected as a reduction of Net income available to common shareholders.

Series A Convertible - In September 1995, the Company redeemed all 1,938,295 shares of its Series A Mandatory Conversion Premium
Dividend Preferred Stock, which resulted in the simultaneous redemption of all of its $.65 Depositary Shares in exchange for (i)
13,126,521 shares of the Company's Common Stock and (ii) $2.8 in cash in satisfaction of all accrued and unpaid dividends and fractional shares of Common Stock that would have otherwise been issuable.

PLEDGED SHARES
From time to time MAXXAM or certain of its subsidiaries which own the Company's Common Stock may use such stock as collateral under various financing arrangements. At December 31, 1997, 27,938,250 shares of the Company's Common Stock (the "Pledged
Shares") beneficially owned by MAXXAM Group Holdings Inc. ("MGHI"), a wholly owned subsidiary of MAXXAM, were pledged as security for debt of MAXXAM Group Inc. ("MGI"), a wholly owned subsidiary of MGHI, consisting of $100.0 aggregate principal amount of 11-1/4% Senior Secured Notes due 2003 and $125.7 aggregate principal amount of 12-1/4% Senior Secured Discount Notes due 2003
(collectively the "MGI Secured Debt"). Additionally, up to 16,055,000 of the Pledged Shares are to be pledged by MGHI as security for $130.0 principal amount of 12% Senior Secured Notes due 2003 issued in December 1996 by MGHI, if any of the Pledged Shares are released as security for the MGI Secured Debt by reason of an early retirement of such indebtedness (other than by a refinancing).

9.   COMMITMENTS AND CONTINGENCIES

COMMITMENTS
KACC has a variety of financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange and forward sales contracts (see Note 10), letters of credit, and guarantees. Such purchase agreements and tolling arrangements include long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1997, is $97.6, of which approximately $12.0 is due in each of 2000 and 2001 with the balance being due thereafter. KACC's share of payments, including operating costs and certain other expenses under the agreements, has ranged between $100.0 - $120.0 over the past three years. KACC also has agreements to supply alumina to and to purchase aluminum from Anglesey.

Minimum rental commitments under operating leases at December 31, 1997, are as follows: years ending December 31, 1998 - $26.5;
1999 - $32.0; 2000 - $28.8; 2001 - $28.1; 2002 - $26.4; thereafter -
$134.3. The future minimum rentals receivable under noncancelable subleases was $62.5 at December 31, 1997.

Rental expenses were $30.4, $29.6, and $29.0, for the years ended December 31, 1997, 1996, and 1995, respectively.

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

Based on the Company's evaluation of these and other environmental matters, the Company has established environmental accruals, primarily related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals, which are primarily included in Long-term liabilities, for the years ended December 31, 1997, 1996, and 1995:

                                                              1997            1996            1995
--------------------------------------------------------------------------------------------------
Balance at beginning of period                      $        33.3   $        38.9   $        40.1
Additional amounts                                            2.0             3.2             3.3
Less expenditures                                            (5.6)           (8.8)           (4.5)
                                                    --------------  --------------  --------------
Balance at end of period                            $        29.7   $        33.3   $        38.9
                                                    ==============  ==============  ==============


These environmental accruals represent the Company's estimate of costs reasonably expected to be incurred based on presently enacted laws and regulations, currently available facts, existing technology, and the Company's assessment of the likely remediation action to be taken. The Company expects that these remediation actions will be taken over the next several years and estimates that annual expenditures to be charged to these environmental accruals will be approximately $3.0 to $8.0 for the years
1998 through 2002 and an aggregate of approximately $8.0 thereafter.

As additional facts are developed and definitive remediation plans and necessary regulatory approvals for implementation of remediation are established or alternative technologies are developed, changes in these and other factors may result in actual costs exceeding the current environmental accruals. The Company believes that it is reasonably possible that costs associated with these environmental matters may exceed current accruals by amounts that could range, in the aggregate, up to an estimated
$18.0. As the resolution of these matters is subject to further regulatory review and approval, no specific assurance can be given as to when the factors upon which a substantial portion of this estimate is based can be expected to be resolved. However, the Company is currently working to resolve certain of these matters.

The Company believes that KACC has insurance coverage available to recover certain incurred and future environmental costs and is actively pursuing claims in this regard. However, no accruals have been made for any such insurance recoveries and no assurances can be given that the Company will be successful in its attempt to recover incurred or future costs.

While uncertainties are inherent in the final outcome of these environmental matters, and it is presently impossible to determine the actual costs that ultimately may be incurred, management currently believes that the resolution of such uncertainties should not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

ASBESTOS CONTINGENCIES
KACC is a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not manufactured for at least 20 years.

The following table presents the changes in number of such claims pending for the years ended December 31, 1997, 1996, and 1995.

                                                           1997            1996            1995
-----------------------------------------------------------------------------------------------
Number of claims at beginning of period                 71,100          59,700          25,200
Claims received                                         15,600          21,100          41,700
Claims settled or dismissed                             (9,300)         (9,700)         (7,200)
                                                 --------------  --------------  --------------
Number of claims at end of period                       77,400          71,100          59,700
                                                 ==============  ==============  ==============


Based on past experience and reasonably anticipated future activity, the Company has established an accrual for estimated asbestos-related costs for claims filed and estimated to be filed through 2008. There are inherent uncertainties involved in estimating asbestos-related costs, and the Company's actual costs could exceed these estimates. The Company's accrual was calculated based on the current and anticipated number of asbestos-related claims, the prior timing and amounts of asbestos-related payments, and the advice of Wharton Levin Ehrmantraut Klein & Nash, P.A. with respect to the current state of the law related to asbestos claims. Accordingly, an estimated asbestos-related cost accrual of $158.8, before consideration of insurance recoveries, is included primarily in Long-term liabilities at December 31, 1997. While the Company does not presently believe there is a reasonable basis for estimating such costs beyond 2008 and, accordingly, no accrual has been recorded for such costs which may be incurred beyond 2008, there is a reasonable possibility that such costs may continue beyond 2008, and such costs may be substantial. The Company estimates that annual future cash payments in connection with such litigation will be approximately
$13.0 to $20.0 for each of the years 1998 through 2002, and an aggregate of approximately $80.0 thereafter.

The Company believes that KACC has insurance coverage available to recover a substantial portion of its asbestos-related costs.
Claims for recovery from some of KACC's insurance carriers are currently subject to pending litigation and other carriers have raised certain defenses, which have resulted in delays in recovering costs from the insurance carriers. The timing and amount of ultimate recoveries from these insurance carriers are dependent upon the resolution of these disputes. The Company believes, based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies, and the advice of Thelen, Marrin, Johnson & Bridges LLP with respect to applicable insurance coverage law relating to the terms and conditions of those policies, that substantial recoveries from the insurance carriers are probable. Accordingly, an estimated aggregate insurance recovery of $134.0, determined on the same basis as the asbestos-related cost accrual, is recorded primarily in Other assets at December 31, 1997.

Subsequent to December 31, 1997, KACC reached agreements settling approximately 25,000 of the pending asbestos-related claims.
Also, subsequent to year-end 1997, KACC reached agreements on asbestos related coverage matters with two insurance carriers under which the Company will collect a total of approximately $17.5 during the first quarter of 1998. The insurance recoveries will reduce the approximately $134.0 of asbestos related receivable accrued at December 31, 1997. As the amounts related to the claim settlements and insurance recoveries were consistent with the Company's year-end 1997 accrual assumptions, these events are not expected to have a material impact on the Company's financial position, results of operations or liquidity.

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

10.  DERIVATIVE FINANCIAL INSTRUMENTS AND RELATED HEDGING PROGRAMS

At December 31, 1997, the net unrealized loss on KACC's position in aluminum forward sales and option contracts, (based on an average price of $1,643 per ton ($.75 per pound) of primary aluminum), natural gas and fuel oil forward purchase and option contracts, and forward foreign exchange contracts, was approximately $21.0. Any gains or losses on the derivative contracts utilized in KACC's hedging activities are offset by losses or gains, respectively, on the transactions being hedged.

ALUMINA AND ALUMINUM
The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. Primary aluminum prices have historically been subject to significant cyclical price fluctuations. Alumina prices as well as fabricated aluminum product prices (which vary considerably among products) are significantly influenced by changes in the price of primary aluminum but generally lag behind primary aluminum price changes by up to three months. Since 1993, the Average Midwest United States transaction price for primary aluminum has ranged from approximately $.50 to $1.00 per pound.

From time to time in the ordinary course of business, KACC enters into hedging transactions to provide price risk management in respect of the net exposure of earnings resulting from (i) anticipated sales of alumina, primary aluminum and fabricated aluminum products, less (ii) expected purchases of certain items, such as aluminum scrap, rolling ingot, and bauxite, whose prices fluctuate with the price of primary aluminum. Forward sales contracts are used by KACC to effectively fix the price that KACC will receive for its shipments. KACC also uses option contracts (i) to establish a minimum price for its product shipments, (ii) to establish a "collar" or range of price for KACC's anticipated sales, and/or (iii) to permit KACC to realize possible upside price movements. As of December 31, 1997, KACC had sold forward, at fixed prices, approximately 109,850 and 24,000 tons of primary aluminum with respect to 1998 and 1999, respectively. KACC had also purchased put options to establish a minimum price for approximately 52,000 tons with respect to 1998 and as of December 31, 1997, had entered into option contracts that established a price range for an additional 243,600 and 124,500 tons with respect to 1998 and 1999, respectively. Additionally, at December
31, 1997, KACC also held fixed price purchase contracts for 134,850 tons of primary aluminum with respect to 1998.

As of December 31, 1997, KACC had sold forward virtually all of the alumina available to it in excess of its projected internal smelting requirements for 1998 and 1999 at prices indexed to future prices of primary aluminum.

ENERGY
KACC is exposed to energy price risk from fluctuating prices for fuel oil and natural gas consumed in the production process.
Accordingly, KACC from time to time in the ordinary course of business enters into hedging transactions with major suppliers of energy and energy related financial instruments. As of December 31, 1997, KACC had a combination of fixed price purchase and option contracts for the purchase of approximately 41,000 MMBtu of natural gas per day during 1998. At December 31, 1997, KACC also held a combination of fixed price purchase and option contracts for an average of 232,000 and 25,000 barrels of fuel oil per month for 1998 and 1999, respectively.

FOREIGN CURRENCY
KACC enters into forward exchange contracts to hedge material cash commitments to foreign subsidiaries or affiliates. At December 31, 1997, KACC had net forward foreign exchange contracts totaling approximately $136.6 for the purchase of 180.0 Australian dollars from January 1998 through February 1999, in respect of its commitments for 1998 and 1999 expenditures denominated in Australian dollars.

11.  SEGMENT AND GEOGRAPHICAL AREA INFORMATION

The Company's operations are located in many foreign countries, including Australia, Canada, Ghana, Jamaica, and the United
Kingdom. Foreign operations in general may be more vulnerable than domestic operations due to a variety of political and other risks. Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.

The aggregate foreign currency gain included in determining net income was immaterial for the years ended December 31, 1997, 1996, and 1995.

No single customer accounted for sales in excess of 10% of total revenue in 1997, 1996 or 1995.

Export sales were less than 10% of total revenue during the years ended December 31, 1997, 1996, and 1995.

Geographical area information relative to operations is summarized as follows:

                                        Year Ended                                              Other
                                      December 31,    Domestic   Caribbean         Africa     Foreign  Eliminations          Total
-------------------------------------------------------------------------------------------------------------------  -------------
Net sales to unaffiliated customers           1997  $ 1,720.3   $   204.6   $      234.2   $   214.1                 $    2,373.2
                                              1996    1,610.0       201.8          198.3       180.4                      2,190.5
                                              1995    1,589.5       191.7          239.4       217.2                      2,237.8

Sales and transfers among                     1997              $   121.7                  $   197.3     $  (319.0)
     geographic areas                         1996                  116.9                      206.0       (322.9)
                                              1995                   79.6                      191.5       (271.1)

Equity in income (losses) of                  1997  $     4.8                              $    (1.9)                $        2.9
     unconsolidated affiliates                1996         .3                                    8.5                          8.8
                                              1995        (.2)                                  19.4                         19.2

Operating income                              1997  $    18.9   $    11.6   $       72.2   $    65.3                 $      168.0
                                              1996        4.4         1.6           27.8        64.0                         97.8
                                              1995       32.0         9.8           83.5        85.3                        210.6

Investment in and advances to                 1997  $    15.8   $    23.9                  $   108.9                 $      148.6
     unconsolidated affiliates                1996         .5        25.3                      142.6                        168.4

Identifiable assets                           1997  $ 2,274.9   $   391.2   $      179.6   $   168.2                 $    3,013.9
                                              1996    2,136.7       391.2          194.7       211.4                      2,934.0


Financial information by industry segment at December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996, and 1995, is as follows:

                                        Year Ended       Bauxite &        Aluminum
                                      December 31,         Alumina      Processing       Corporate           Total
------------------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers           1997  $       483.3   $     1,889.9                   $     2,373.2
                                              1996          508.0         1,682.5                         2,190.5
                                              1995          514.2         1,723.6                         2,237.8

Intersegment sales                            1997  $       193.2                                   $       193.2
                                              1996          181.6                                           181.6
                                              1995          159.7                                           159.7

Equity in income (losses) of                  1997  $        (7.0)  $         9.9   $        -      $         2.9
     unconsolidated affiliates                1996            1.7             6.7              .4             8.8
                                              1995            3.6            15.8             (.2)           19.2

Operating income (loss)                       1997  $        20.0   $       222.6   $       (74.6)  $       168.0
                                              1996            1.1           156.5           (59.8)           97.8
                                              1995           54.0           238.9           (82.3)          210.6

Depreciation                                  1997  $        29.3   $        58.7   $         3.1   $        91.1
                                              1996           31.2            61.7             3.1            96.0
                                              1995           31.1            60.4             2.8            94.3

Capital expenditures                          1997  $        27.8   $        99.0   $         1.7   $       128.5
                                              1996           29.9           126.9             4.7           161.5
                                              1995           27.3            53.0             8.1            88.4

Investment in and advances to                 1997  $        88.6   $        59.5   $          .5   $       148.6
     unconsolidated affiliates                1996          121.3            46.6              .5           168.4

Identifiable assets                           1997  $       735.9   $     1,510.9   $       767.1   $     3,013.9
                                              1996          784.6         1,408.5           740.9         2,934.0



KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
F I V E - Y E A R  F I N A N C I A L  D A T A
C O N S O L I D A T E D  B A L A N C E  S H E E T S



                                                                                   December 31,
                                                  ------------------------------------------------------------------------------
(In millions of dollars, except share amounts)              1997            1996            1995            1994            1993
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                    $        15.8   $        81.3   $        21.9   $        17.6   $        14.7
     Receivables                                          340.2           252.4           308.6           199.2           234.7
     Inventories                                          568.3           562.2           525.7           468.0           426.9
     Prepaid expenses and other current assets            121.3           127.8            76.6           158.0            60.7
                                                  --------------  --------------  --------------  --------------  --------------
          Total current assets                          1,045.6         1,023.7           932.8           842.8           737.0

Investments in and advances to unconsolidated             148.6           168.4           178.2           169.7           183.2
     affiliates
Property, plant, and equipment - net                    1,171.8         1,168.7         1,109.6         1,133.2         1,163.7
Deferred income taxes                                     330.6           264.5           269.1           271.2           210.8
Other assets                                              317.3           308.7           323.5           281.2           233.2
                                                  --------------  --------------  --------------  --------------  --------------
          Total                                   $     3,013.9   $     2,934.0   $     2,813.2   $     2,698.1   $     2,527.9
                                                  ==============  ==============  ==============  ==============  ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable and accruals                $       457.3   $       453.4   $       451.2   $       439.3   $       339.7
     Accrued postretirement medical benefit                45.3            50.1            46.8            47.0            47.6
          obligation - current portion
     Payable to affiliates                                 82.7            97.0            94.2            85.3            62.4
     Long-term debt - current portion                       8.8             8.9             8.9            11.5             8.7
                                                  --------------  --------------  --------------  --------------  --------------
          Total current liabilities                       594.1           609.4           601.1           583.1           458.4

Long-term liabilities                                     491.9           458.1           548.5           495.5           501.8
Accrued postretirement medical benefit obligation         720.3           722.5           734.0           734.9           713.1
Long-term debt                                            962.9           953.0           749.2           751.1           720.2
Minority interests                                        127.7           121.7           122.7           116.2           105.0

Stockholders' equity:
     Preferred stock                                       -                 .4              .4              .6              .2
     Common stock                                            .8              .7              .7              .6              .6
     Additional capital                                   533.8           531.1           530.3           527.8           425.9
     Retained earnings (accumulated deficit)             (417.6)         (460.1)         (459.9)         (502.6)         (375.7)
     Additional minimum pension liability                  -               (2.8)          (13.8)           (9.1)          (21.6)
                                                  --------------  --------------  --------------  --------------  --------------
          Total stockholders' equity                      117.0            69.3            57.7            17.3            29.4
                                                  --------------  --------------  --------------  --------------  --------------
          Total                                   $     3,013.9   $     2,934.0   $     2,813.2   $     2,698.1   $     2,527.9
                                                  ==============  ==============  ==============  ==============  ==============

Debt-to-capital ratio(1)                                   77.8            81.2            78.1            82.4            81.3




(1)  Total of long-term debt - current portion and long-term debt
     (collectively "total debt") as a ratio of total debt, deferred income tax liabilities, minority interests, and stockholders' equity.


 KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
 F I V E - Y E A R  F I N A N C I A L  D A T A
 S T A T E M E N T S  O F  C O N S O L I D A T E D  I N C O M E
 ( L O S S )


                                                                                    Year Ended December 31,
                                                            ----------------------------------------------------------------------
(In millions of dollars, except share amounts)                      1997          1996           1995          1994           1993
-------------------------------------------------------------------------------------- ---------------------------- --------------
Net sales                                                   $   2,373.2   $   2,190.5    $   2,237.8   $   1,781.5    $   1,719.1
                                                            ------------  ------------   ------------  ------------   ------------
Costs and expenses:
     Cost of products sold                                      1,962.6       1,869.1        1,798.4       1,625.5        1,587.7
     Depreciation                                                  91.1          96.0           94.3          95.4           97.1
     Selling, administrative, research and development,
          and general                                             131.8         127.6          134.5         116.8          121.9
     Restructuring of operations                                   19.7           -              -             -             35.8
                                                            ------------  ------------   ------------  ------------   ------------
          Total costs and expenses                               2,205.2      2,092.7        2,027.2       1,837.7        1,842.5
                                                            ------------  ------------   ------------  ------------   ------------

Operating income (loss)                                           168.0          97.8          210.6         (56.2)        (123.4)

Other income (expense):
     Interest expense                                            (110.7)        (93.4)         (93.9)        (88.6)         (84.2)
     Other - net                                                    3.0          (2.7)         (14.1)         (7.3)           (.9)
                                                            ------------  ------------   ------------  ------------   ------------
Income (loss) before income taxes, minority interests,
     extraordinary loss, and cumulative effect of
     changes in accounting principles                              60.3           1.7          102.6        (152.1)        (208.5)

(Provision) credit for income taxes                                (8.8)          9.3          (37.2)         53.8           86.9

Minority interests                                                 (3.5)         (2.8)          (5.1)         (3.1)          (1.5)
                                                            ------------  ------------   ------------  ------------   ------------
Income (loss) before extraordinary loss and cumulative
     effect of changes in accounting principles                    48.0           8.2           60.3        (101.4)        (123.1)

Extraordinary loss on early extinguishments of debt,
     net of tax benefits of $2.9 and $11.2 for 1994 and             -             -              -            (5.4)         (21.8)
     1993, respectively

Cumulative effect of changes in accounting principles, net
     of tax benefit of $237.7                                       -             -              -             -           (507.3)
                                                            ------------  ------------   ------------  ------------   ------------
Net income (loss)                                                  48.0           8.2           60.3        (106.8)        (652.2)

Preferred stock dividends                                          (5.5)         (8.4)         (17.6)        (20.1)          (6.3)
                                                            ------------  ------------   ------------  ------------   ------------
Net income (loss) available to common shareholders          $      42.5   $       (.2)   $      42.7   $    (126.9)   $    (658.5)
                                                            ============  ============   ============  ============   ============
Earnings (loss) per share:
     Basic                                                  $       .57   $       .00    $       .69   $     (2.18)   $    (11.47)
     Diluted                                                $       .57   $       .00    $       .69   $     (2.18)   $    (11.47)

Weighted average shares outstanding:
     Basic                                                       74,221        71,644         62,000        58,139         57,423
     Diluted                                                     74,382        71,644         62,264        58,139         57,423



KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
Q U A R T E R L Y  F I N A N C I A L  D A T A  ( U N A U D I T E D )


                                                                              Quarter Ended
                                                  --------------------------------------------------------------------
(In millions of dollars, except share amounts)          March 31         June 30      September 30     December 31
----------------------------------------------------------------------------------------------------------------------
1997
     Net sales                                    $       547.4   $       597.1    $        634.1   $       594.6
     Operating income                                      31.3            35.3 (1)          54.5            46.9
     Net income                                             2.6            13.7 (2)          17.5            14.2
     Earnings per share:
          Basic                                             .01             .16 (2)           .22             .18
          Diluted                                           .01             .16 (2)           .22             .18
     Common stock market price:
          High                                            13-5/8          12-1/4               16           14-7/8
          Low                                             10-7/8          10-1/8            11-5/8           8-3/8

1996
     Net sales                                    $       531.1   $       567.6     $       553.4   $       538.4
     Operating income                                      40.3            36.6              10.5            10.4 (3)
     Net income (loss)                                      9.9             8.2              (6.6)           (3.3)(3)
     Earnings (loss) per share:
          Basic                                             .11             .09              (.12)           (.08)(3)
          Diluted                                           .11             .09              (.12)           (.08)(3)
     Common stock market price:
          High                                           16-1/8          15-3/4            12-1/2              12
          Low                                                12          10-7/8             9-3/4          10-1/8




(1) Includes a $19.7 pre-tax charge for restructuring of operations and a $5.8 pre-tax charge for litigation matters.
(2) Includes a $19.7 pre-tax charge for restructuring of operations, an offsetting after-tax benefit of $12.5 related to the settlement of certain tax matters and a $5.8 pre-tax charge for litigation matters.
(3) Includes approximately $17.0 on an after tax basis resulting from settlements of certain tax matters. Excluding these items, basic loss per common share would have been approximately $.32.