Form 10-K, Exhibit 13
period 1998-12-31
KAISER ALUMINUM CORP
filed 1999-03-31
CIK 811596

KAISER ALUMINUM CORPORATION AND SUBSIDIARY COMPANIES
          M A N A G E M E N T ' S D I S C U S S I O N A N D A N A L Y S I S O F F I N A N C I A L C O N D I T I O N A N D R E S U L T S
          O P E R A T I O N S

          Kaiser Aluminum Corporation ("Kaiser" or the "Company"), through its wholly owned subsidiary, Kaiser Aluminum & Chemical Corporation ("KACC"), operates in all principal aspects of the aluminum industry through the following business segments:
          Bauxite and alumina, Primary aluminum, Flat-rolled products and Engineered products. The Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its downstream facilities. Intersegment transfers are valued at estimated market prices. The table below provides selected operational and financial information on a consolidated basis with respect to the Company for the years ended December 31, 1998, 1997, and 1996. This information is presented in a different format from that used in prior years as a result of the Company's adoption of Statement of Financial Accounting Standards No.131 as of December 31, 1998. Prior year information has been restated to conform to the Company's new presentation format. The following data should be read in conjunction with the Company's consolidated financial statements and the notes thereto, contained elsewhere herein. See Note 11 of Notes to Consolidated Financial Statements for further information regarding segments. (All references to tons refer to metric tons of 2,204.6 pounds.)

                                                                                  Year Ended December 31,
                                                                      ----------------------------------------------
          (In millions of dollars, except shipments and prices)                 1998            1997            1996
          ----------------------------------------------------------------------------------------------------------
          Shipments: (000 tons)
               Alumina
                    Third Party                                             2,250.0         1,929.8         2,073.7
                    Intersegment                                              750.7           968.0           912.4
                                                                      --------------  --------------  --------------
                         Total Alumina                                      3,000.7         2,897.8         2,986.1
                                                                      --------------  --------------  --------------
               Primary Aluminum
                    Third Party                                               263.2           327.9           355.6
                    Intersegment                                              162.8           164.2           128.3
                                                                      --------------  --------------  --------------
                         Total Primary Aluminum                               426.0           492.1           483.9
                                                                      --------------  --------------  --------------
               Flat-Rolled Products                                           235.6           247.9           204.8
                                                                      --------------  --------------  --------------
               Engineered Products                                            169.4           152.1           122.3
                                                                      --------------  --------------  --------------
          Average Realized Third Party Sales Price: (1)
               Alumina (per ton)                                      $         197   $         198   $         195
               Primary Aluminum (per pound)                           $        0.71   $        0.75   $        0.69
          Net Sales:
               Bauxite and Alumina
                    Third Party (includes net sales of bauxite)       $       472.7   $       411.7   $       431.0
                    Intersegment                                              135.8           201.7           194.1
                                                                      --------------  --------------  --------------
                         Total Bauxite & Alumina                              608.5           613.4           625.1
                                                                      --------------  --------------  --------------
               Primary Aluminum
                    Third Party                                               409.8           543.4           538.3
                    Intersegment                                              233.5           273.8           217.4
                                                                      --------------  --------------  --------------
                         Total Primary Aluminum                               643.3           817.2           755.7
                                                                      --------------  --------------  --------------
               Flat-Rolled Products                                           714.6           743.3           626.0
               Engineered Products                                            581.3           581.0           504.4
               Minority Interests                                              78.0            93.8            90.8
               Eliminations                                                  (369.3)         (475.5)         (411.5)
                                                                      --------------  --------------  --------------
                         Total Net Sales                              $     2,256.4   $     2,373.2   $     2,190.5
                                                                      ==============  ==============  ==============
          Operating Income (Loss):
               Bauxite & Alumina (2)                                  $        42.0   $        54.2   $        27.7
               Primary Aluminum (2)                                            49.9           148.3            79.1
               Flat-Rolled Products (2) (3)                                    70.8            28.2            35.3
               Engineered Products (2) (3)                                     47.5            42.3            21.7
               Micromill(TM) (4)                                              (63.4)          (24.5)          (14.5)
               Eliminations                                                     8.9            (5.9)            8.3
               Corporate (3)                                                  (65.1)          (74.6)          (59.8)
                                                                      --------------  --------------  --------------
                         Total Operating Income                       $        90.6   $       168.0   $        97.8
                                                                      ==============  ==============  ==============
          Net Income                                                  $          .6   $        48.0   $         8.2
                                                                      ==============  ==============  ==============
          Capital Expenditures                                        $        77.6   $       128.5   $       161.5
                                                                      ==============  ==============  ==============



          (1) Average realized prices for the Company's Flat-rolled products and Engineered products segments are not presented as such prices are subject to fluctuations due to changes in product mix. Average realized third party sales prices for alumina and primary aluminum include the impact of hedging activities.
          (2) Fourth quarter 1998 results for the Bauxite and alumina, Primary aluminum, Flat-rolled products and Engineered products segments included unfavorable strike-related impacts of approximately $10.0, $24.0, $13.0, and $3.0, respectively.
          (3) Second quarter 1997 results included pre-tax charges of $2.6, $12.5 and $4.6 related to restructuring of operations for the Flat-rolled products, Engineered products and Corporate segments, respectively.
          (4) Fourth quarter 1998 results included a non-cash charge of $45.0 related to impairment of the Company's Micromill assets.

          This section contains statements which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this section (see "Overview," "Results of Operations," "Liquidity and Capital Resources" and "Other Matters"). Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "estimates," "will," "should," "plans" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements as a result of various factors. These factors include the effectiveness of management's strategies and decisions, general economic and business conditions, developments in technology, year 2000 technology issues, new or modified statutory or regulatory requirements and changing prices and market conditions. This section and the Company's Annual Report on Form 10-K each identify other factors that could cause such differences. No assurance can be given that these are all of the factors that could cause actual results to vary materially from the forward-looking statements.

          OVERVIEW

          MARKET-RELATED FACTORS
          The Company's operating results are sensitive to changes in prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree on the volume and mix of all products sold and on KACC's hedging strategies.

          Primary aluminum prices have historically been subject to significant cyclical price fluctuations. See Notes 1 and 10 of the Notes to Consolidated Financial Statements for a discussion of KACC's hedging activities.

          During 1998, the Average Midwest United States transaction price ("AMT Price") per pound of primary aluminum experienced a steady decline during the year, beginning the year in the $.70 to $.75 range and ending the year in the low $.60 range. During 1997, the AMT Price remained in the $.75 to $.80 price range for the first eleven months before declining to the low $.70 range in December. The AMT Price for 1996 remained fairly stable, generally in the $.70 to $.75 range, through June and then declined during the second half of the year, reaching a low of approximately $.65 per pound for October 1996, before recovering late in the year.

          Subsequent to December 31, 1998, the AMT Price has continued to decline. At February 26, 1999, the AMT Price was approximately $.58.

          LABOR MATTERS
          Substantially all of KACC's hourly workforce at the Gramercy, Louisiana, alumina refinery, Mead and Tacoma, Washington, aluminum smelters, Trentwood, Washington, rolling mill, and Newark, Ohio, extrusion facility were covered by a master labor agreement with the United Steelworkers of America (the "USWA") which expired on September 30, 1998. The parties did not reach an agreement prior to the expiration of the master agreement and the USWA chose to strike. As previously announced, in January 1999 KACC declined an offer by the USWA to have the striking workers return to work at the five plants without a new agreement. KACC imposed a lock-out to support its bargaining position and continues to operate the plants with salaried employees and other workers as it has since the strike began. Based on operating results to date, the Company believes that a significant business interruption will not occur.

          KACC and the USWA continue to communicate; however, no formal schedule for bargaining sessions has been developed at this time. The objective of the Company has been, and continues to be, to negotiate a fair labor contract that is consistent with its business strategy and the commercial realities of the marketplace.

          As a result of the USWA strike, the Company temporarily curtailed three out of a total of eleven potlines at its Mead and Tacoma, Washington, aluminum smelters at September 30, 1998. The curtailed potlines represent approximately 70,000 tons of annual production capacity out of a total combined production capacity of 273,000 tons per year at the facilities. As previously announced, in February 1999, KACC began restarting the two curtailed potlines at its Mead smelter representing approximately 50,000 tons of the previously idle capacity. KACC has also announced that it has completed preparations to restart 20,000 tons of idle capacity at its Tacoma smelter. However, the timing for any restart of the Tacoma potline has yet to be determined and will depend upon market conditions and other factors. Costs associated with the preparation and restart of the potlines at the Mead and Tacoma facilities are expected to adversely affect the Company's first quarter results.

          While the Company initially experienced an adverse strike-related impact on its profitability in the fourth quarter of 1998, the Company currently believes that KACC's operations at the affected facilities have been substantially stabilized and will be able to run at, or near, full capacity, and that the incremental costs associated with operating the affected plants during the dispute were eliminated or substantially reduced as of January 1999 (excluding the impacts of the restart costs discussed above and the effect of market factors such as the continued market-related curtailment at the Tacoma smelter). However, no assurances can be given that KACC's efforts to run the plants on a sustained basis, without a significant business interruption or material adverse impact on the Company's operating results, will be successful.

          STRATEGIC INITIATIVES

          The Company has previously disclosed that it set a goal of achieving $120.0 million of pre-tax cost reductions and other profit improvements, independent of metal price changes, with the full effect planned to be realized in 1998 and beyond, measured against 1996 results. The Company believes that KACC's operations had achieved the run rate necessary to meet this objective prior to the end of the third quarter of 1998, when the impact of such items as smelter operating levels, the USWA strike and foreign currency changes are excluded from the analysis. Further, the Company believes that KACC has implemented the steps that will allow it to sustain the stated goal over the long term. The Company remains committed to sustaining the full $120.0 million improvement and to generating additional profit improvements in future years; however, no assurances can be given that the Company will be successful in this regard.

          In addition to working to improve the performance of the Company's existing assets, the Company has devoted significant efforts analyzing its existing asset portfolio with the intent of focusing its efforts and capital in sectors of the industry that are considered most attractive, and in which the Company believes it is well positioned to capture value. The initial steps of this process resulted in the June 1997 acquisition of the Bellwood extrusion facility, the May 1997 formation of AKW L.P. ("AKW"), a joint venture that designs, manufactures and sells heavy duty aluminum wheels, the rationalization of certain of the Company's engineered products operations and the Company's investment to expand its capacity for heat treat flat-rolled products at its Trentwood, Washington, rolling mill. The restructuring activities resulted in the Company recording a net pre-tax charge of $19.7 million in June 1997. See Notes 3 and 4 of Notes to Consolidated Financial Statements.

          The portfolio analysis process also resulted in the Company's fourth quarter 1998 decision to seek a strategic partner for further development and deployment of KACC's Micromill(TM) technology. While technological progress has been good, management concluded that additional time and investment would be required for success. Given the Company's other strategic priorities, the Company believes that introducing added commercial and financial resources is the appropriate course of action for capturing the maximum long term value. This change in strategic course required a different accounting treatment, and the Company correspondingly recorded a $45.0 million impairment charge to reduce the carrying value of the Micromill assets to approximately $25.0 million.

          Another area of emphasis has been a continuing focus on managing the Company's legacy liabilities. One element of this process has been actively pursuing claims in respect of insurance coverage for certain incurred and future environmental costs. During the fourth quarter of 1998, KACC received recoveries totalling approximately $35.0 million related to current and future claims against certain of its insurers. Recoveries of $12.0 million were deemed to be allocable to previously accrued (expensed) items and were reflected in earnings during the fourth quarter of 1998. The remaining recoveries were offset against increases in the total amount of environmental reserves. No assurances can be given that the Company will be successful in other attempts to recover incurred or future costs from other insurers or that the amount of any recoveries received will ultimately be adequate to cover costs incurred. See Note 9 of Notes to Consolidated Financial Statements.

          Additional portfolio analysis and initiatives are continuing.

          In early 1999, the Company's program to focus its efforts and capital in sectors of the industry which it considers to be the most attractive, and in which the Company believes it is well positioned to capture value, has resulted in an agreement to sell one joint venture interest and a separate agreement to purchase another. As previously announced, in January 1999, KACC signed a letter of intent to sell its 50% interest in AKW to its joint venture partner. The transaction, which would result in the Company recognizing a substantial gain, is currently expected to close on or about March 31, 1999. However, as the transaction is subject to negotiation of a definitive purchase agreement, no assurances can be given that this transaction will be consummated. Also, in February 1999, as previously announced, KACC completed the acquisition of the remaining 45% interest in Kaiser LaRoche Hydrate Partners, an alumina marketing venture, from its joint venture partner for a cash purchase price of approximately $10.0 million. See Note 12 of Notes to Consolidated Financial Statements.

          VALCO OPERATING LEVEL
          During most of 1998, the Company's 90%-owned Volta Aluminium Company Limited ("Valco") smelter in Ghana operated only one of its five potlines, as compared to 1997, when Valco operated four potlines. Each of Valco's potlines produces approximately 40,000 tons of primary aluminum per year. Valco received compensation (in the form of energy credits to be utilized over the last half of 1998 and during 1999) from the Volta River Authority ("VRA") in lieu of the power necessary to run two of the potlines that were curtailed during 1998. The compensation substantially mitigated the financial impact of the curtailment of such lines. Valco did not receive any compensation from the VRA for one additional potline which was curtailed in January 1998. Based on Valco's proposed 1999 power allocation from the VRA, Valco has announced that it expects to operate three lines during 1999.
          The decision to operate at that level was based on the power allocation that Valco has received from the VRA as well as consideration of market and other factors. As previously announced, Valco has notified the VRA that it believes it had the contractual rights at the beginning of 1998 to sufficient energy to run four and one-half potlines for the balance of the year. Valco continues to seek compensation from the VRA with respect to the January 1998 reduction of its power allocation. Valco and the VRA also are in continuing discussions concerning other matters, including steps that might be taken to reduce the likelihood of power curtailments in the future. No assurances can be given as to the success of these discussions.

          RESULTS OF OPERATIONS

          1998 AS COMPARED TO 1997
          Summary - The Company reported net income of $.6 million, or $.01 per common share, for 1998 compared to net income of $48.0 million, or $.57 per common share, for 1997. Net sales in 1998 totaled $2,256.4 million compared to $2,373.2 million in 1997.

          Net income for 1998 included the effect of certain non-recurring items, including approximately $60.0 million of pre-tax incremental expense and the earnings impact of lost volume associated with a strike by members of the USWA (more fully discussed above), a $45.0 million pre-tax non-cash charge to reduce the carrying value of the Company's Micromill assets and an $8.3 million non-cash tax benefit resulting from the resolution of certain tax matters. Net income for 1997 included the effect of two essentially offsetting non-recurring items: a $19.7 million pre-tax restructuring charge and an approximate $12.5 million non-cash tax benefit related to settlement of certain tax matters.

          Bauxite and Alumina - Third party net sales of alumina were up 16% in 1998 as compared to 1997 primarily due to a 17% increase in third party shipments. The increase in 1998 third party shipments (and offsetting decrease in 1998 intersegment shipments) resulted from reduced shipments to Valco, due to the production curtailment more fully discussed above and to a lesser extent, the fourth quarter strike-related curtailment of three potlines at the Company's Washington smelters. The average realized price for third party alumina sales was down only slightly as the allocated net gains from the Company's hedging activities substantially offset the decline in market prices related to the Company's primary aluminum-linked customer sales contracts. In addition to being impacted by the reduced shipments to Valco and the Washington smelters as discussed above, intersegment sales were adversely affected by a substantial market-related decline in intersegment average sales prices.

          Segment operating income was essentially unchanged, excluding the impact of the approximate $11.0 million of incremental strike-related costs. The adverse impact of reduced intersegment realized prices was essentially offset by improved operating performance resulting from higher production as well as lower energy costs.

          Primary Aluminum - 1998 third party net sales of primary aluminum were down 25% as compared to 1997 primarily as a result of a 20% reduction in shipments, caused by the 1998 potline curtailments at Valco and the Washington smelters. A 5% reduction in average realized third party sales prices between 1998 and 1997 (reflecting lower market prices offset, in part, by allocated net gains from KACC's hedging activities), also adversely impacted third party net sales. Intersegment net sales were down approximately 15% between 1998 and 1997. While intersegment shipments were essentially unchanged from the prior year, average realized prices dropped by 14% reflecting lower market prices for primary aluminum.

          Segment operating income in 1998 was down significantly from 1997. The operating income impact of the Valco potline curtailments was partially mitigated by the compensation from the VRA for two of the three curtailed potlines. In addition to the impact of the one uncompensated potline curtailment at Valco, 1998 results were also negatively affected by the impact of the potline curtailments at the Company's Washington smelters, reduced average realized prices (primarily on intersegment sales), and an adverse strike-related impact of approximately $29.0 million.

          Flat-Rolled Products - Net sales of flat-rolled products decreased by 4% during 1998 as compared to 1997 as a 5% reduction in product shipments was modestly offset by the price impact of changes in product mix. The mix of product shipments in 1998 reflects a higher demand for heat treat products, primarily in the first half of the year, offset by reduced can sheet shipments and an increased level of tolling, all as compared to 1997.

          Segment operating income increased significantly in 1998 primarily as a result of the increased demand for heat treat products in the first half of 1998 and improved operating efficiencies. Segment results for 1998 were particularly strong in light of the unfavorable strike-related impact of approximately $16.0 million. Segment results for 1997 included a non-cash charge recorded in the second quarter of 1997 in connection with restructuring activities.

          Engineered Products - Net sales of engineered products were relatively flat year to year. An 11% increase in product shipments was effectively offset by market-related reductions in product prices as well as by the price impact of changes in product mix. The increase in year-over-year shipments is in part due to the impact of the Company's ownership of the Bellwood extrusion facility in Richmond, Virginia, for all of 1998 versus only half of 1997. This was, in part, offset by a decline in year-over-year sales, attributable to the AKW wheels joint venture formation in May 1997 and reduced shipments caused by labor difficulties at two major customers.

          Segment operating income declined by approximately 6% in 1998 as compared to 1997, excluding the 1997 pre-tax net charge related to restructuring of operations and approximately $4.0 million of adverse incremental strike-related impact in 1998, as a result of the market impact of the previously mentioned labor difficulties at two major customers and due to an overall softening in demand, particularly in the second half of the year.

          Eliminations - Eliminations of intersegment profit vary from period to period depending on fluctuations in market prices as well as the amount and timing of the affected segments' production and sales.

          Corporate and Other - Corporate operating expenses represent corporate general and administrative expenses which are not allocated to the Company's business segments. Excluding the 1997 pre-tax charge associated with the Company's restructuring of operations, corporate expenses were lower in 1998 than in 1997 primarily as a result of lower consulting and other costs associated with the Company's ongoing profit improvement program and portfolio review initiatives.

          1997 AS COMPARED TO 1996
          Summary - The Company reported net income of $48.0 million, or $.57 per common share, for 1997 compared to net income of $8.2 million, or $.00 per common share, for 1996. Net income for 1997 included the effect of two essentially offsetting non-recurring items: a $19.7 million pre-tax restructuring and an approximate $12.5 million non-cash tax benefit related to settlement of certain tax matters. Net sales in 1997 totaled $2,373.2 million compared to $2,190.5 million in 1996.

          Bauxite and Alumina - Third party net sales of alumina in 1997 decreased by 4% as compared to 1996 as a 7% decline in third party shipments more than offset a 2% increase in average realized prices. Third party shipment volumes were down as compared to 1996 as a result of the timing of shipments and a 6% increase in intersegment transfers, primarily due to the operation in 1997 of an additional one-half of a potline at Valco over the 1996 operating level. Intersegment net sales increased by approximately 4% between 1996 and 1997 as a result of the previously mentioned increase in intersegment shipments offset by a 2% decline in intersegment prices.

          Segment operating income improved substantially in 1997 from 1996, despite the reduced level of shipments and certain increased costs in part resulting from a slowdown at the Company's 49%-owned Kaiser Jamaica Bauxite Company, prior to the signing of a new labor contract in December 1997, primarily due to lower overall operating costs.

          Primary Aluminum - Third party net sales of primary aluminum were up only slightly in 1997 as compared to 1996 as a 9% increase in average realized prices was substantially offset by an 8% decline in third party shipments. Intersegment net sales were up 26% year-over-year as a result of a 28% increase in intersegment shipments offset, in part by a 2% decline in intersegment prices. The change in intersegment shipments of primary aluminum between 1996 and 1997 was attributable to increased requirements of the flat-rolled and engineered products segments.

          Segment operating income improved significantly in 1997 from 1996 as a result of the aforementioned volume and price effects as well as reduced power, raw material and supply costs and improved operating efficiencies. Segment operating income for 1997 also included $10.3 million related to the settlement of certain energy service contract issues.

          Flat-Rolled Products - Net sales of flat-rolled products in 1997 increased by 19% over 1996 levels as a 21% increase in product shipments was only slightly offset by the pricing impact of changes in product mix. The increase in 1997 product shipments over 1996 was primarily the result of the increased international shipments of can sheet and increased shipments of heat treat products reflecting in part, increased aerospace demand.

          Segment operating income in 1997 declined as a result of a second quarter pre-tax charge related to restructuring of operations together with reduced profitability of international can sheet sales.

          Engineered Products - Net sales of engineered products increased 15% year-to-year as a 24% increase in product shipments was partially offset by the price impact of changes in product mix. The increase in 1997 shipments over 1996 levels was primarily the result of the Company's June 1997 acquisition of the Bellwood extrusion facility in Richmond, Virginia, offset, in part, by the formation of AKW in May 1997.

          Segment operating income improved substantially over 1996, despite a second quarter 1997 pre-tax net charge related to restructuring of operations, as a result of the aforementioned volume and product mix effects along with improved operating efficiencies.

          Eliminations - Eliminations of intersegment profit vary from period to period depending on fluctuations in market prices as well as the amount and timing of the affected segments' production and sales.

          Corporate and Other - Corporate operating results for 1997 included a second quarter pre-tax charge associated with the Company's restructuring of operations. Corporate operating expenses for the year ended December 31, 1997, also include consulting and other costs associated with the Company's ongoing profit improvement program and portfolio review initiatives.

          LIQUIDITY AND CAPITAL RESOURCES

          See Note 5 of Notes to Consolidated Financial Statements for a listing of the Company's indebtedness and information concerning certain restrictive debt covenants.

          OPERATING ACTIVITIES
          Cash provided by operating activities was $170.7, $45.0 and $21.9 million in 1998, 1997 and 1996, respectively. The improvement in cash flows from operating activities between 1998 and 1997 was due primarily to a reduced investment in working capital (excluding cash), the receipt of $35.0 million of environmental insurance recoveries and the impact of current year results (excluding non-cash charges). The improvement in cash flows from operating activities between 1996 and 1997 was primarily due to higher earnings resulting from increased product prices and increased sales of fabricated products partially offset by increased investment in working capital.

          INVESTING ACTIVITIES
          Total consolidated capital expenditures were $77.6, $128.5 and $161.5 million in 1998, 1997 and 1996, respectively (of which $7.2, $6.6 and $7.4 million were funded by the minority partners in certain foreign joint ventures), and were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities and construct or acquire new facilities. Total consolidated capital expenditures are currently expected to be between $70 and $90 million per annum in each of 1999 through 2001 (of which approximately 8% is expected to be funded by the Company's minority partners in certain foreign joint ventures). Management continues to evaluate numerous projects, all of which would require substantial capital, both in the United States and overseas. The level of capital expenditures may be adjusted from time to time depending on the Company's price outlook for primary aluminum and other products, KACC's ability to assure future cash flows through hedging or other means, the Company's financial position and other factors.

          A substantial portion of the increase in capital expenditures in 1996 was attributable to the development and construction of the Company's proprietary Micromill technology for the production of can sheet and other sheet products from molten metal. During 1998, the Micromill facility, near Reno, Nevada, commenced product shipments to customers, but the amount of such shipments was nominal. As previously announced, in order to attempt to capture the maximum long-term value and given other strategic priorities, the Company has decided to seek a strategic partner for the further development and deployment of the Micromill technology. As more fully discussed in Note 3 of Notes to Consolidated Financial Statements, this change in strategic course required a different accounting treatment, and accordingly, the Company recorded a $45.0 million non-cash charge to reduce the carrying value of the Micromill assets. There can be no assurances regarding whether the future development or deployment of the Micromill technology will be successful.

          FINANCING ACTIVITIES AND LIQUIDITY
          The Company and KACC have a credit agreement (as amended, the "Credit Agreement") under which KACC is able to borrow by means of revolving credit advances and letters of credit (up to $125.0 million) an aggregate amount equal to the lesser of $325.0 million or a borrowing base relating to eligible accounts receivable and eligible inventory. The Credit Agreement, which matures in August 2001, is guaranteed by the Company and by certain significant subsidiaries of KACC. The Credit Agreement requires KACC to comply with certain financial covenants, places significant restrictions on the Company and KACC, and is secured by a substantial majority of the Company's and KACC's assets. The Credit Agreement does not permit the Company or KACC to pay any dividends on their common stock. KACC's public indebtedness also include various restrictions on KACC and its subsidiaries and repurchase obligations upon a Change of Control.

          As of December 31, 1998, the Company's total consolidated indebtedness was $963.0 million. No amounts were outstanding under the revolving credit facility of the Credit Agreement. KACC had $274.1 million of unused availability remaining under the Credit Agreement at February 28, 1999, after allowances of $50.9 million for outstanding letters of credit.

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

          CAPITAL STRUCTURE
          MAXXAM Inc. ("MAXXAM") and one of its wholly owned subsidiaries collectively own approximately 63% of the Company's Common Stock, with the remaining approximately 37% of the Company's Common Stock being publicly held. Certain of the shares of the Company's Common Stock beneficially owned by MAXXAM are subject to certain pledge agreements. See Note 8 of Notes to Consolidated Financial Statements for a further description of the pledge agreements.

          During August 1997, the remaining 8,673,850 shares of outstanding PRIDES were converted into 7,227,848 shares of the Company's Common Stock pursuant to the PRIDES Certificate of Designations. See Note 8 of Notes to Consolidated Financial Statements.

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

          See Note 8 of Notes to Consolidated Financial Statements.

          COMMITMENTS AND CONTINGENCIES
          The Company and KACC are subject to a number of environmental laws, to fines or penalties assessed for alleged breaches of the environmental laws, and to claims and litigation based upon such laws. KACC currently is subject to a number of lawsuits and, along with certain other entities, has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. Based on the Company's current evaluation of these and other environmental matters, the Company has established environmental accruals of $50.7 million at December 31, 1998.

          KACC is also a defendant in a number of lawsuits, some of which involve claims of multiple persons, in which the plaintiffs allege that certain of their injuries were caused by, among other things, exposure to asbestos during, and as a result of, their employment or association with KACC or exposure to products containing asbestos produced or sold by KACC. The lawsuits generally relate to products KACC has not sold for at least 20 years. Based on past experience and reasonably anticipated future activity, the Company has established a $186.2 million accrual for estimated asbestos-related costs for claims filed and estimated to be filed through 2008, before consideration of insurance recoveries. However, the Company believes that substantial recoveries from insurance carriers are probable. The Company reached this conclusion based on prior insurance-related recoveries in respect of asbestos-related claims, existing insurance policies and the advice of outside counsel with respect to applicable insurance coverage law relating to the terms and conditions of these policies. Accordingly, the Company has recorded an estimated aggregate insurance recovery of $152.5 million (determined on the same basis as the asbestos-related cost accrual) at December 31, 1998. Although the Company has settled asbestos-related coverage matters with certain of its insurance carriers, other carriers have not yet agreed to settlements. The timing and amount of future recoveries from these carriers will depend on the pace of claims review and processing by such carriers and on the resolution of any disputes regarding coverage under such policies that may arise.

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

          In connection with the USWA strike and subsequent "lock-out" by KACC, certain allegations of unfair labor practices ("ULPs") have been filed with the National Labor Relations Board by the USWA and its members. KACC has responded to all such allegations and believes that they are without merit. If the allegations were sustained, KACC could be required to make locked-out employees whole for back wages from the date of the lock-out in January 1999. While uncertainties are inherent in the final outcome of such matters, the Company believes that the resolution of the alleged ULPs should not result in a material adverse impact on the Company's financial position, results of operations, or liquidity.

          See Note 9 of Notes to Consolidated Financial Statements for a more detailed discussion of these contingencies and the factors affecting management's beliefs. See also "Overview."

          OTHER MATTERS

          YEAR 2000 READINESS DISCLOSURE
          The Company utilizes software and related technologies throughout its business that will be affected by the date change to the year 2000. There may also be technology embedded in certain of the equipment owned or used by the Company that is susceptible to the year 2000 date change as well. The Company has implemented a company-wide program to coordinate the year 2000 efforts of its individual business units and to track their progress. The intent of the program is to make sure that critical items are identified on a sufficiently timely basis to assure that the necessary resources can be committed to address any material risk areas that could prevent the Company's systems and assets from being able to meet the Company's business needs and objectives. Year 2000 progress and readiness has also been the subject of the Company's normal, recurring internal audit function.

          Each of the Company's business units has developed, or is completing, year 2000 plans specifically tailored to their individual situations. A wide range of solutions is being implemented, including modifying existing systems and, in limited cases where it is cost effective, purchasing new systems. Total spending related to these projects, which began in 1997 and is expected to continue through 1999, is currently estimated to be in the $10-15 million range. Approximately half of the year 2000 expenditures are expected to be made during 1999. System modification costs are being expensed as incurred. Costs associated with new systems are being capitalized and will be amortized over the life of the product. The Company has established an internal goal of having all necessary system changes in place and tested by mid-year 1999. The Company plans to commit the necessary resources to meet this deadline.

          In addition to addressing the Company's internal systems, the company-wide program involves identification of key suppliers, customers, and other third-party relationships that could be impacted by year 2000 issues. A general survey has been conducted of the Company's supplier and customer base. Direct contact has been made, or is in progress, with parties which are deemed to be particularly critical including financial institutions, power suppliers, and customers, with which the Company has a material relationship.

          Each business unit, including the corporate group, is developing a contingency plan covering the steps that would be taken if a year 2000 problem were to occur despite the Company's best efforts to identify and remediate all critical at-risk items. Each contingency plan will address, among other things, matters such as alternative suppliers for critical inputs, incremental standby labor requirements at the millennium to address any problems as they occur, and backup processing capabilities for critical equipment or processes. The goal of the contingency plans will be to minimize any business interruptions and the associated financial implications.

          While the Company believes that its program is sufficient to identify the critical issues and associated costs necessary to address possible year 2000 problems in a timely manner, there can be no assurances that the program, or underlying steps implemented, will be successful in resolving all such issues by the Company's mid-1999 goal or prior to the year 2000. If the steps taken by the Company (or critical third parties) are not made in a timely manner, or are not successful in identifying and remediating all significant year 2000 issues, business interruptions or delays could occur and could have a material adverse impact on the Company's results and financial condition. However, based on the information the Company has gathered to date and the Company's expectations of its ability to remediate problems encountered, the Company currently believes that significant business interruptions that would have a material impact on the Company's results or financial condition will not be encountered.

          RECENT ACCOUNTING PRONOUNCEMENTS
          The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130") as of January 1, 1998. SFAS No. 130 requires the presentation of an additional income measure (termed "comprehensive income"), which adjusts traditional net income for certain items that previously were only reflected as direct charges to equity (such as minimum pension liabilities).

          Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") was issued in June 1998 and requires companies to recognize all derivative instruments as assets or liabilities in the balance sheet and to measure those instruments at fair value. SFAS No. 133 must be adopted by the Company no later than January 1, 2000, although earlier application is permitted. The Company is currently evaluating how and when to implement SFAS No. 133.

          Currently, the dollar amount of the Company's comprehensive income adjustments is not significant so there is not a significant difference between "traditional" net income and comprehensive income. However, differences between comprehensive income and traditional net income may become significant in future periods as a result of SFAS No. 133. As discussed more fully in Notes 1 and 10 of Notes to Consolidated Financial Statements, the intent of the Company's hedging program is to "lock-in" a price (or range of prices) for products sold/used so that earnings and cash flows are subject to reduced risk of volatility. Under SFAS No. 133, the Company will be required to "mark-to-market" its hedging positions at each period end in advance of reflecting the physical transaction to which the hedge relates. Pursuant to SFAS No. 130, the Company will reflect changes in the fair value of its open hedging positions as an increase or reduction in stockholders' equity through comprehensive income. Under SFAS No. 130, the impact of the changes in fair value of financial instruments will reverse out of comprehensive income (net of any fluctuations in other "open" positions) and will be reflected in traditional net income when the subsequent physical transaction occurs.

          The combined effect of SFAS No's. 130 and 133 will result in fluctuations in comprehensive income and stockholders' equity in periods of price volatility, despite the fact that the Company's cash flow and earnings will be "fixed" to the extent hedged. The amount of such fluctuations could be significant.

          INCOME TAX MATTERS
          The Company's net deferred income tax assets as of December 31, 1998, were $378.2 million, net of valuation allowances of $107.7 million. The Company believes a long-term view of profitability is appropriate and has concluded that these net deferred income tax assets will more likely than not be realized. See Note 6 of Notes to Consolidated Financial Statements for a discussion of these and other income tax matters.